Joway Health Industries Group Inc. (f/k/a G2 Ventures, Inc.)

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road

Nankai District, Tianjin, PRC

February 28, 2011

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:	G2 Ventures, Inc.

Form 8-K

Filed on October 7, 2010

File: 333-108715

Dear Mr. Reynolds:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to Joway Health Industries Group Inc. (formerly G2 Ventures, Inc.) (the “Company”) dated January 28, 2011.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

Staff Comment 1. Given the large number of outstanding comments, please file an amended Form 8-K to address the comments below in addition to the revisions provided in your supplemental response dated December 23, 2010, as opposed to providing supplemental draft disclosure in a response letter. Please note that we may have additional comments to proposed changes in your response letter, depending upon the actual changes made in the amended Form 8-K.

Response: We have included with our responses to the SEC’s comments a Current Report on Form 8-K/A (the “Amended 8-K”) which addresses the comments set forth below as well as the SEC’s comments included in its letter dated November 5, 2010.

Staff Comment 2. We note you have responded that you will revise your Form 8-K to address many of our comments, but you do not provide specific draft disclosure. We are unable to determine whether your prospective changes address our concerns. We reissue comments 10, 13, 17, 21, 37-42, 44-46, 48 and 50 of our letter dated November 5, 2010.

Response: See our response to Staff Comment 1.

Entry into a Material Definitive Agreement, page 5

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

Staff Comment 3. We note your response to comment four of our letter dated November 5, 2010, and we reissue it. Mr. Zhang Jinghe owns 99% of the Joway Group and held a controlling interest prior to the creation of Junhe Consulting and Dynamic Elite. Please revise your current report to clarify the consideration Mr. Xhang Jinghe received in order to enter into the VIE agreements which transferred the economic benefits and control of the Joway Group to Crystal Globe and its subsidiaries. Also, please revise to clarify the circumstances or agreements that led Mr. Zhang Jinghe to become the executive director of Junhe Consulting. Clarify who controlled Crystal Globe when it owned Dynamic Elite, and to the extent that Mr. Zhang Jinghe retains any beneficial ownership of the shares of Crystal Globe, please revise accordingly. To the extent that there are any agreements, written or otherwise, regarding the ownership or control of Crystal Globe, please disclose and file as exhibits.

Response: We have included in the Amended 8-K additional disclosure to clarify the consideration the shareholders of the Joway Group received for entering into the VIE Agreements. In addition, we have included additional disclosure to clarify how Mr. Zhang Jinghe became the executive director of Junhe Consulting. The Amended 8-K also clarifies who controlled Crystal Globe when it owned Dynamic Elite, and whether Mr. Zhang Jinghe retains any beneficial ownership of the shares of Crystal Globe.

Staff Comment 4. We note your response to comment five of our letter dated November 5, 2010, and we reissue it. Please incorporate your response in your amended Form 8-k/A as to the estimated option price. Also, please clarify whether Mr. Zhange Jinghe, as the executive director of Junhe Consulting, has sole discretion in exercising the option.

Response: We have included in the Amended 8-K additional disclosure to provide the estimated price of the Call Option and whether Mr. Zhange Jinghe has sole discretion to exercise the Call Option. We will also file a copy of the Call Option as an exhibit to the Amended 8-K.

Staff Comment 5. We partially reissue comment six of our letter dated November 5, 2010. Please disclose any relationships, connections or agreements between Crystal Globe and Zhang Jinghe.

Response: We have included in the Amended 8-K additional disclosure of all relationships, connections or agreements between Crystal Globe and Zhang Jinghe.

Corporate Structure and History, page 6

Staff Comment 6. We reissue comment eight of our letter dated November 5, 2010. Please revise to disclose the material terms of the July 25, 2020 and July 28, 2010 share acquisition agreements with Chen Jingyum and Wang Aiying to sell their shares to the Joway Group.

Response: We have included in the Amended 8-K additional disclosure of the material terms of the July 25, 2020 and July 28, 2010 share acquisition agreements with Chen Jingyun and Wang Aiying and we will file copies of the share acquisition agreements as exhibits to the Amended 8-K.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

Staff Comment 7. We note your response to comment 11 of our letter dated November 5, 2010, and we reissue it in part. Please revise to briefly describe the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises and explain why such local approval is needed under the regulation.

Response: We have included in the Amended 8-K additional disclosure to briefly describe the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises and explain why such local approval is needed under the regulations.

Description of Business, page 9

Staff Comment 8. We note your response to comments 12 and 15 of our letter dated November 5, 2010 and we reissue them. We have reviewed your documents that you submitted and are unable to locate any references that “tourmaline is believed to have the advantage of improving human body circulation, relieving stress, increasing mental alertness and strengthening the immune system function.” Please provide us supplementally with a table clearly providing each factual or statistical statement from the Form 8-K and the specific location in the course cited for that statement or remove such disclosure. To the extent that you cite to information regarding tourmaline gemstone, please provide the basis for believing this information also applies to liquid tourmaline or provide a citation to support your believe that liquid tourmaline provides the same function and benefits as tourmaline gemstone.

Response: We will provide you supplementally with a table that provides each factual or statistical statement from the Form 8-K and the specific location in the course cited for that statement, including the basis for believing this information also applies to liquid tourmaline.

Staff Comment 9. We note your response to comment 14 of our letter dated November 5, 2010, and we reissue it. Please advise us the identity of the supplier that used the “Joway Group” name on your website address http://en.joway.cn/page/html/index.php. Also, please revise to clarify the relationship between the firms, its use of the Joway Group name in other situations, and whether there is any confusion as to the two entities. To the extent that you used this website, please explain, as the information on the website appeared to be that of a supplier.

Response: We reiterate that the website cited in your comment was owned by the Joway Group and no supplier used the Joway Group name. In the Company’s former website, information was included with respect to Joway Group and its subsidiaries. In addition, the website also included information of Shengyang Joway, a related party company from whom the Company licenses certain trademarks and from whom the Company purchased inventory. The transactions with Shengyang are disclosed as related party transactions in the Amended 8-K. The website has been shut down while it undergoes reconstruction.

Staff Comment 10. Please incorporate your response to comment 22 of our letter dated November 5, 2010 in your amended report.

Response: We have incorporated our response to comment 22 of the SEC’s letter dated November 5, 2010 in the Amended 8-K.

Staff Comment 11. We note your response to comment 23 of our letter dated November 5, 2010, and we reissue it. Please revise to provide a more thorough explanation how the environmental laws that are listed in your response apply to the Company and explain why your environmental compliance costs are minimal. For instance, you do not explain if the manufacturer of tourmaline related products does not result in waste pollution, or if you are exempt from such environmental laws, etc.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

Response: We have included in the Amended 8-K additional disclosure to provide a more thorough explanation how the environmental laws that are listed in our response apply to the Company and why our environmental compliance costs are minimal.

Staff Comment 12. We note your VIE agreements involve the Joway Group and Junhe Consulting. Please explain whether these VIE agreements have been approved by the appropriate regulatory authorities. We note your proposed revisions in Exhibit A only refer to the approval of the foreign ownership of Junghe Consulting by Dynamic Elite.

Response: We have included in the Amended 8-K additional disclosure to explain that no regulatory approval of the VIE Agreements is necessary.

Risk Factors, page 29

Staff Comment 13. We note from your response to our prior comments 24 through 29 that your financial statements are prepared in accordance with Chinese GAAP and your CFO is responsible for reviewing the adjustments made to the financial statements to convert them to U.S. GAAP. In addition, you state that your CFO’s U.S. GAAP experience was obtained from working for a U.S. listed company. Please provide us with a detailed discussion of the relevant education and ongoing training your CFO has had related to U.S. GAAP.

Response: Our Chief Financial Officer has taken courses on U.S. GAAP accounting as part of his university education.

Staff Comment 14. We note from your response in our prior comments 24 through 29 that your CFO is responsible for reviewing the adjustments made to the financial statements to convert them to U.S. GAAP. Please tell us the following as it relates to the individuals who are actually preparing the U.S. GAAP financial statements:

a)	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

b)	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

c)	the nature of his or her contractual or other relationship to you;

d)	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

e)	about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: Our Financial Manager, who is an employee of the Company, prepares our financial statements, while our Chief Financial Officer is responsible for evaluating the effectiveness of our internal controls. Our Financial Manager has taken courses on U.S. GAAP accounting as part of

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

her university education but does not hold any professional designations. In addition, from December 2007 to September 2009, she was employed in the financial department of Tiens Biotech, Inc., where she was responsible for preparing the company’s financial statements including making adjustments to convert the financial statements into U.S. GAAP.

Staff Comment 15. Based on your responses to our prior comments 24 through 29 regarding the preparation of your financial statements and management’s assessment of your internal control over financial reporting, please revise your risk factors that describe those factors that impact your ability to prepare financial statements and maintain your books and records in U.S. GAAP. These factors would include the fact that your books and records are maintained and prepared in PRC GAAP and the employees who have primary responsibilities of preparing and supervising the preparation of the financial statements under U.S. GAAP do not have knowledge of and professional experience with U.S. GAAP and SEC rules and regulations. In addition, please confirm to us that you will evaluate these factors in the future in concluding on the effectiveness of disclosure controls and procedures under Item 307 of Regulation S-K and internal control over financial reporting under Item 308 of Regulation S-K, as applicable.

Response: We have revised our risk factors in the Amended 8-K to describe those factors that impact our ability to prepare financial statements and maintain our books and records in U.S. GAAP.

Management’s Discussion and Analysis and Plan of Operation, page 42

Staff Comment 16. We reissue comment 30 of our letter dated November 5, 2010. The Management’s Discussion and Analysis section is one of the most critical aspects of your disclosure. As such, we request that you revise this section to provide a more detailed executive overview to discuss the events, trends, and uncertainties that management views as most critical to your future revenues, financial position, liquidity, plan of operations, and results of operations, to the extent known and foreseeable. To assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. This guidance is intended to elicit more meaningful disclosure in MD&A in a number of areas, including the overall presentation and focus of MD&A, with general emphasis on the discussion and analysis of known trends, demands, commitments, events and uncertainties, and specific guidance on disclosures about liquidity, capital resources, and critical accounting.

Response: We have revised our disclosure in the Executive Overview of the Management’s Discussion and Analysis section of the Amended 8-K to add more detail regarding future trends, events and uncertainties that are critical to the Company’s future revenues, financial position, liquidity and results of operations.

Liquidity and Capital Resources, page 46

Staff Comment 17. We note your response to comment 36 of our letter dated November 5, 2010, and we reissue it. It appears that the CITIC trust investment relates to the periods covered by your financial statements and management’s discussion and analysis included with your Form 10-K. Thus, please

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

provide a more detailed description of the investment trust product and file it as an exhibit, or provide us with an analysis why such disclosure is not necessary.

Response: We have included in the Amended 8-K additional disclosure regarding the CITIC trust investment and will filed a copy of the investment as an exhibit to the Amended 8-K.

Executive Compensation, page 59

Staff Comment 18. We note your response to comment 43 of our letter dated November 5, 2010, and we reissue the comment. Please revise to clarify whether the Company had any intention, at the time of the reverse merger transaction, to implement a “comprehensive compensation program” and provide a more detailed description of such plans. If the Company did not design a prospective compensation plan with such details, as opposed to implementing such a plan, please clearly revise your disclosure accordingly. Based on your response, it is unclear whether such a plan existed and was abandoned, or whether a prospective compensation plan never existed.

Response: We have revised the Amended 8-K to eliminate the discussion regarding the comprehensive compensation program as no such plan existed at the time of the Reverse Merger.

Certain Relationships and Related transactions, page 62

Staff Comment 19. We reissue comment 44 of our letter dated November 5, 2010. Please provide the disclosure required by Item 404 of Regulation S-K regarding the VIE agreements in this section, as opposed to a cross-reference.

Response: We have revised the Amended 8-K to include in the discussion on Certain Relationships and Related Transactions, the disclosure required by Item 404 of regulation S-K with respect to the VIE Agreements.

Unregistered Sales of Equity Securities, page 68

Staff Comment 20. We note your response to comment 52 of our letter dated November 5, 2010, and we reissue it in part. Please revise to provide the facts that were relied upon to make an exemption under Regulation S available for your sale of unregistered securities to Crystal Globe.

Response: We have revised the Amended 8-K to include in the discussion regarding Unregistered Sales of Equity Securities the facts that were relied upon to make an exemption under Regulation S available for the sale of unregistered securities to Crystal Globe.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1 Organization, page F-6

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

Staff Comment 21. We note your response to our prior comment 55 which indicates that the financial operations of Tianjin Joway Shengshi Group Co., Ltd. (“Tinjian”) were included for all periods presented in Dynamic Elite’s financial statements because the transaction in which Dynamic Elite obtained control of Tianjin was accounted for as a reorganization of entities under common control. However, your response to our prior comment 56 states the operations of Tianjin were consolidated by contract under FASB ASC 810-10-15. Please respond to the following:

•

If you believe the operations of Tianjin are included in the financial statements of Dynamic as a result of a reorganization of entitles under common control, please provide a detailed discussion of the relationship between these entities before and after you obtained control, including the level of ownership of the parties involved in the transaction.

•

If you believe the operations of Tianjin are included in the financial statements of Dynamic Elite as a result of consolidation by contract then please tell us how your evaluation of this guidance supports your accounting treatment (i.e., the presentation of consolidated historical financial statements) for the period prior to the date on which you entered into contractual agreements with Tianjin Junhe Enterprise Management Consulting Co., Ltd.

Response: The Company presents the following analysis with respect to the characterization of the transaction in which Dynamic Elite obtained control of Joway Group as a combination of companies under common control, and with respect to how the contractual relationships between Junhe Consulting and Joway Group meet the conditions of FASB ASC 810-10-15-14 pursuant to which Joway Group is consolidated as a variable interest entity into the financial statements of Dynamic Elite.

Analysis:

The operations of Joway Group are included in the financial statements of Dynamic Elite as a result of a reorganization of entities under common control because the same individuals who controlled Joway Group prior to the reorganization, Jinghe Zhang and Song Baogang, control Dynamic Elite after the reorganization.

The following analysis explains the relationships and ownership interests before and after the transaction:

Prior to the reorganization Jinghe Zhang and Song Baogang owned 99% and 1%, respectively, of Joway Group. After the reorganization, Crystal Globe owned 100% of Dynamic Elite and Mr. Lionel Evan Liu owned 100% of Crystal Globe. However, pursuant to an Entrust Agreement dated June 2, 2010 between Mr. Liu and Jinghe Zhang, Jinghe Zhang was given irrevocable authority to make all business, operating and organizational decisions regarding Dynamic Elite. In addition, Messrs. Zhang, Song and Liu entered into a Call Option Agreement on July 20, 2010 pursuant to which Messrs. Zhang and Song have the option to purchase from Mr. Liu all of Mr. Liu’s ownership interest in Crystal Globe (in the same proportion as their interests in Joway Group) over a three year period for nominal consideration. These agreements give Mr. Zhang a controlling financial interest in Crystal Globe.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

Crystal Globe has a controlling financial interest in Joway Group by virtue of its ownership of Dynamic Elite, Dynamic Elite’s ownership of Junhe Consulting and Junhe Consulting’s VIE Agreements with Joway Group.

(1) The Company (through Junhe Consulting) has the ability through the VIE Agreements to (i) make decisions about the activities of Joway Group and each of its subsidiaries; and (2) appoint the senior executives of, and approve all matters requiring stockholder approval for, Joway Group and each of its subsidiaries. As a result, the Company has significant influence over the success of Joway Group and each of its subsidiaries and has the ability to substantially influence the daily operations and financial affairs of Joway Group and each of its subsidiaries. The following VIE Agreements are relevant:

(a) The Consulting Services Agreement between Junhe Consulting and Joway Group grants Junhe Consulting the exclusive right to manage the general business operations, human resources, business development and other similar functions of Joway Group.

(b) The Operating Agreement between Junhe Consulting and Joway Group gives Junhe Consulting the right to (i) recommend director candidates and appoint the senior executives of Joway Group, (ii) approve any transactions that may materially affect Joway Group’s assets, liabilities, rights or operations, and (iii) guarantee the contractual performance of Joway Group to third parties in return for a pledge of Joway Group’s accounts receivables and assets.

(c) The Proxy Agreement between Junhe Consulting, Joway Group, and the shareholders of Joway Group pledges all of the shareholders’ voting rights with respect to Joway Group to Junhe Consulting to further effectuate the consulting services agreement and operating agreement.

(2) The Company (through Junhe Consulting) is obligated to absorb the expected losses of Joway Group and is not guaranteed a return by Joway Group, or by any other party affiliated with Joway Group. Under the Operating Agreement between Junhe Consulting and Joway Group, Junhe Consulting agrees to be guarantor for Joway Group in connection with any contract entered into by Joway Group with third parties, as well as to guarantee its respective performance under such contracts, thereby making Junhe Consulting responsible for any losses of Joway Group and its subsidiaries.

(3) The Company (through Junhe Consulting) has the right to receive all of the expected residual gains of Joway Group. The following VIE Agreements are relevant:

(a) The Consulting Services Agreement between Junhe Consulting and Joway Group obligates Joway Group to pay to Junhe Consulting a quarterly consulting fee equal to all of its net profits for such quarter.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

(b) The Equity Pledge Agreement between Junhe Consulting and each of the shareholders of Joway Group pledges all of the shareholders’ equity interests in Joway Group to Junhe Consulting, thereby giving Junhe Consulting all rights attached to such equity interests, including the rights to receive dividends declared or paid in connection thereby.

(c) The Option Agreement between Junhe Consulting and the shareholders of Joway Group grants Junhe Consulting the exclusive right and option to acquire all of the shareholders’ equity interests in Joway Group, to the extent allowable under PRC law. This option right can only be assigned by Junhe Consulting.

As a result of the foregoing analysis, the Company determined to account for the operations of Joway Group and its wholly owned subsidiaries as a VIE in accordance with ASC 810-10-15-14.

Revised Disclosure:

The Company has expand its disclosures in the Amended 8-K to more fully describe the basis on which the Company concluded that Joway Group is a VIE.

Exhibits

Staff Comment 22. We note your response to our prior comment 64 of our letter dated November 5, 2020, and we reissue it. These exhibits do not appear to be complete documents and appear to be missing terms. For example, Exhibit 10.13 references to “Refer to List” in the Quantity column. Please advise us what list is being referred to and whether it is part of the sales contract as an attachment, exhibit, or schedule. If yes, please file the complete document as required by Item 601 of Regulation S-K.

Response: We will file the “list” referred to in Exhibit 10.13. The other exhibits are complete documents. No terms are missing. The agreements state that the parties will negotiate terms such as price on an ad-hoc basis.

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

February 28, 2011

The Company acknowledges that it is responsible for the accuracy and adequacy of the disclosure in its filings pursuant to the Securities Exchange Act of 1934 and that such filings include the information the Securities Exchange Act of 1934 and all applicable Securities Act rules require.

Sincerely,

/s/ Jinghe Zhang
Jinghe Zhang
Chief Executive Officer

Enclosures
CC:	Alisande Rozynko
The Crone Law Group

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 1, 2010

Joway Health Industries, Inc.

(Exact name of registrant as specified in its charter)

Texas	333-108715	98-0221494
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

No. 2, Baowang Road, Baodi Economic Development Zone,

Tianjin, PRC 300180

(Address of Principal Executive Offices)

Registrant’s telephone number: +(86)-22-58896888

G2 Ventures, Inc.

16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road,

Nankai District, Tianjin, PRC 300100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CONVENTIONS THAT APPLY TO THIS CURRENT REPORT ON FORM 8-K

Except where the context otherwise requires and for purposes of this Current Report on Form 8-K only:

•

“we,” “us,” “our company,” “our,” “the Company” and “G2 Ventures” refer to G2 Ventures, Inc., its consolidated subsidiaries, namely Dynamic Elite International Limited, a British Virgin Islands limited liability company (“Dynamic Elite”), Tianjin Junhe Enterprise Management Consulting Co., Ltd., a PRC incorporated company (“Junhe Consulting”), and its operating entities, namely Tianjin JowayShengshi Group Co., Ltd. (“Joway Group”), Liaoning Joway Technology Engineering Co., Ltd. (“Joway Technology”), Tianjin Joway Decoration Engineering Co., Ltd. (“Joway Decoration”) and Tianjin Oriental Shengtang Import & Export Trading Co., Ltd.(“Shengtang Trading”), four PRC companies.

•

references to the “Bulletin Board,” the “OTC Bulletin Board” or the “OTCBB” are to the Over-the-Counter Bulletin Board, a securities quotation service, which is accessible at the website www.otcbb.com.

•

references to PRC Operating Entities’ “registered capital” are to the equity of PRC Operating Entities, which under PRC law is measured not in terms of shares owned but in terms of the amount of capital that has been contributed to a company by a particular shareholder or all shareholders. The portion of a limited liability company’s total capital contributed by a particular shareholder represents that shareholder’s ownership of the company, and the total amount of capital contributed by all shareholders is the company’s total equity. Capital contributions are made to a company by deposits into a dedicated account in the company’s name, which the company may access in order to meet its financial needs. When a company’s accountant certifies to PRC authorities that a capital contribution has been made and the company has received the necessary government permission to increase its contributed capital, the capital contribution is registered with regulatory authorities and becomes a part of the company’s “registered capital.”

•	“China” or “PRC” refers to the People’s Republic of China, excluding Taiwan and the Special Administrative Regions of Hong Kong and Macau;

•	all references to “Renminbi” or “RMB” are to the legal currency of China; and

•	all references to “U.S. dollars,” “dollars,” or “$” are to the legal currency of the United States.

Amounts may not always add to the totals due to rounding.

Unless otherwise noted, all translations from Renminbi to U.S. dollars using the exchange rate refers to the exchange rate quoted on http://www.xe.com on October 6, 2010, which was RMB 6.6928 to the $1.00. We make no representation that the RMB amounts referred to in this Current Report on Form 8-K could have been or could be converted into U.S. dollars at any particular rate or at all.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K or Form 8-K and other reports filed by us from time to time with the Securities and Exchange Commission (collectively the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, our management as well as estimates and assumptions made by our management. When used in the filings the words “anticipate”, “believe”, “estimate”, “expect”, “future”, “intend”, “plan” or the negative of these terms and similar expressions as they relate to us or our management identify forward looking statements. Such statements reflect the current view of our management with respect to future events and are subject to risks, uncertainties, assumptions and other factors (including the risks contained in the section of this report entitled “Risk Factors”) as they relate to our industry, our operations and results of operations, and any businesses that we may acquire. Should one or more of the events described in these risk factors materialize, or should our underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended or planned.

Although we believe that the expectations reflected in the forward looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the U.S. federal securities laws, we do not intend to update any of the forward-looking statements to conform them to actual results. The following discussion should be read in conjunction with our pro forma financial statements and the related notes that will be filed herein.

Item 1.01. Entry into a Material Definitive Agreement

On October 1, 2010, we entered into and consummated a Share Exchange Agreement with (i) Crystal Globe Limited, a company formed under the laws of the British Virgin Islands (“Crystal Globe”), the sole shareholder of Dynamic Elite International Limited, a limited liability company formed under the laws of the British Virgin Islands (“Dynamic Elite”) and (ii) Dynamic Elite to acquire all the issued and outstanding capital stock of Dynamic Elite in exchange for the issuance to Crystal Globe of 15,215,426 restricted shares of our common stock (the “Reverse Merger”).

Dynamic Elite was formed on June 2, 2010 by Mr. Lionel Even Liu, a businessman and friend of Mr. Zhang Jinghe, our Chief Executive Officer and on September 15, 2010, Mr. Liu caused Dynamic Elite to establish Tianjin Junhe Management Consulting Co., Ltd. (“Junhe Consulting”) as a wholly-owned subsidiary and appointed Mr. Zhang Jinghe its Executive Director. Junhe Consulting was established as a wholly foreign owned entity (WOFE) under the laws of the Peoples’ Republic of China (“PRC”) for the purposes of acquiring the Joway Group and engaging in the manufacture and distribution of tourmaline products in China. In addition, Mr. Liu formed Crystal Globe under the laws of the British Virgin Islands to hold all of the outstanding shares of Dynamic Elite. Mr. Zhang was appointed the executive director of Crystal Globe.

Immediately after the closing of the Reverse Merger, we had a total of 20,000,000 issued and outstanding shares of common stock. As a result of the Reverse Merger, Dynamic Elite is now our wholly-owned subsidiary. Dynamic Elite is the holding company of all the equity interest of Tianjin Junhe Management Consulting Co., Ltd. (“Junhe Consulting”), a PRC company.

On September 16, 2010, prior to the Reverse Merger, Junhe Consulting and Tianjin JowayShengshi Group Co., Ltd. (“Joway Group”), a PRC company, entered into a series of agreements known as variable interest agreements (the “VIE Agreements”) pursuant to which Joway Group became Junhe Consulting’s contractually controlled affiliate.

In connection with the Reverse Merger and as consideration for entering into the VIE Agreements, the shareholders of the Joway Group entered into a Call Option Agreement with the sole shareholder of Crystal Globe, pursuant to which the shareholders of the Joway Group have the right to purchase up to 100% of the shares of Crystal Globe at an aggregate price equal of $20,000 over the next three years. As a result, the shareholders of Joway Group became the indirect beneficial owners of the shares of the Company held by Crystal Globe.

Through Junhe Consulting, we effectively and substantially control Joway Group and its three wholly owned subsidiaries — Liaoning Joway Technology Engineering Co., Ltd. (“Joway Technology”), Tianjin Oriental Shengtang Import & Export Trading Co., Ltd. (“Shengtang Trading”) and Tianjin Joway Decoration Engineering Co., Ltd. (“Joway Decoration”)

The VIE Agreements are a common structure used to control PRC corporations in certain circumstances, particularly when it is not feasible to use cash to acquire such companies. The VIE Agreements include:

•	a Consulting Services Agreement through which Junhe Consulting has the right to advise, consult, manage and operate Joway Group and collect and own all of the net profits of Joway Group;

•

an Operating Agreement through which Junhe Consulting has the right to recommend director candidates and appoint the senior executives of Joway Group, approve any transactions that may materially affect the assets, liabilities, rights or operations of Joway Group, and guarantee the contractual performance by Joway Group of any agreements with third parties, in exchange for a pledge by Joway Group of its accounts receivable and assets;

•

a Proxy Agreement under which the two shareholders of Joway Group have vested their collective voting control over Joway Group to Junhe Consulting and may only transfer their respective equity interests in Joway Group to Junhe Consulting or its designee(s);

•

an Option Agreement under which the shareholders of Joway Group have granted to Junhe Consulting the irrevocable right and option to acquire all of their equity interests in Joway Group with a consideration equal to the capital paid in by the shareholders in the amount of 50 million RMB (approximately USD

$7.52 million). As executive director of Junhe Consulting, Mr. Zhang Jinghe has the power to exercise the option in his sole discretion, and

•

an Equity Pledge Agreement under which the owners of Joway Group have pledged all of their rights, titles and interests in Joway Group to Junhe Consulting to guarantee Joway Group’s performance of its obligations under the Consulting Services Agreement.

Because of the common control between Dynamic Elite, Junhe Consulting, Joway Group and its wholly owned subsidiaries, for accounting purposes, the acquisition of these entities has been treated as a recapitalization with no adjustment to the historical basis of their assets and liabilities. The restructuring has been accounted for using the “as if” pooling method of accounting and the operations were consolidated as if the restructuring had occurred as of the beginning of the earliest period presented in our consolidated financial statements and the current corporate structure had been in existence throughout the periods covered by our consolidated financial statements. As a result of the VIE Agreements and the Reverse Merger, Dynamic Elite, our wholly owned subsidiary, owns 100% of the equity of Junhe Consulting, which in turn, through the VIE Agreements, effectively and substantially controls Joway Group and its subsidiaries. As a result of the Reverse Merger, we are now engaged in the manufacture and sale of tourmaline-related healthcare products through Joway Group and its subsidiaries (collectively, the “PRC Operating Entities”). See — Reorganization of PRC Entities; Variable Interest Entity Arrangement for a more complete discussion regarding the basis on which the Company concluded that Joway Group is a VIE.

We claim an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) for the private placement of the shares of our common stock to Crystal Globe pursuant to Regulation S promulgated thereunder since, among other things, the offer or sale was made in an offshore transaction and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing. In addition, the recipient of the shares certified that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person and agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act.

Item 2.01 Completion of Acquisition or Disposition of Assets

As described in Item 1.01 above, on October 1, 2010, we acquired all the issued and outstanding shares of Dynamic Elite pursuant to the Share Exchange Agreement and Dynamic Elite became our wholly owned subsidiary. The acquisition was accounted for as a recapitalization effected by a share exchange, wherein Dynamic Elite is considered the acquirer for accounting and financial reporting purposes. The assets and liabilities of Dynamic Elite have been brought forward at their book value and no goodwill has been recognized.

FORM 10 DISCLOSURE

As disclosed elsewhere in this report, on October 1, 2010, we acquired Dynamic Elite in a Reverse Merger acquisition transaction. Item 2.01(f) of Form 8-K states that if the registrant were a shell company as we were immediately before the Reverse Merger transaction disclosed under Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form for registration of securities under the Exchange Act on Form 10.

Accordingly, we are providing below the information that would be included in a Form 10 registration statement. Please note that the information provided below relates to the combined enterprises after the acquisition of Dynamic Elite, except that information relating to periods prior to the date of the Reverse Merger only relate to Dynamic Elite and its subsidiaries unless otherwise specifically indicated.

CORPORATE STRUCTURE AND HISTORY

Corporate History

G2 Ventures, Inc.

We were originally formed as a Texas corporation on March 21, 2003 to acquire most of the assets and certain liabilities of and succeed to the business of G2 Companies, Inc., (formerly Hartland Investment, Inc.), as an independent recording company and artist management company. The acquisition of G2 Companies, Inc. was consummated on April 1, 2003. On May 13, 2008, through a registered offering, we sold 1,284,574 shares of our common stock raising an aggregate of $128,457, before costs of the Offering. Our common stock began trading on the Over-the-Counter Bulletin Board (“OTCBB”) under the symbol “GTVI” on September 11, 2009. Prior to the Share Exchange Transaction, we were a development stage music recording, production and artist management company that had limited operations, primarily due to our inability to raise sufficient capital.

PRC Operating Entities

Joway Group. On May 17, 2007, Jinghe Zhang, Si Lijun and Song Baogang founded Tianjin Joway Textile Co., Ltd. as a limited liability company under the laws of the PRC. On November 24, 2009, the company changed its name to Tianjin Joway Shengshi Group Co., Ltd. (“Joway Group”). The registered capital of the Joway Group is RMB 50,000,000 and its term of operation will expire on May 16, 2022. Mr. Jinghe Zhang is the Executive Director and General Manager of Joway Group. On July 1, 2010, Si Lijun transferred 4% of the equity interest in Joway Group to Jinghe Zhang. As a result, Mr. Zhang owns 99% of the equity interest in Joway Group. Baogang Song owns the remaining 1% of the equity interest of Joway Group. Joway Group owns 100% equity interest in each of Joway Technology, Joway Decoration, and Shengtang Trading.

Joway Technology. Joway Technology was incorporated under the laws of the PRC on March 28, 2007, with a registered capital of RMB 1,100,000. Its term of operation expires on March 27, 2017. It was formed to engage in intelligent engineering design and construction, development and sales of electronics, water filters, and other similar products. Prior to July 25, 2010, Joway Group held 90.91% of Joway Technology. On July 25, 2010 the Joway Group acquired the remaining 9.09% of Joway Technology from Chen Jingyun for RMB100,000.

Joway Decoration. Joway Decoration was incorporated by Joway Group under the PRC laws on April 22, 2009, with a registered capital of RMB 2,000,000. Its term of operation expires on April 21, 2019. It was formed to engage in the business of intelligent electric heating project design and construction, development and sales of electronics technology and water filters, and the manufacture and sales of wood products. Prior to July 9, 2010, the Joway Group owned 90% of Joway Decoration. On July 9, 2010, the Joway Group acquired the remaining 10% of Joway Decoration from Chen Jingyun for RMB200,000.

Shengtang Trading. Shengtang Trading was incorporated by Joway Group under the PRC laws on September 18, 2009, with a registered capital of RMB 2,000,000. Its term of operation expires on September 17, 2029. It was formed to engage in the business of the import and export of merchandise and technology; knitwear, biochemistry (excluding toxic chemicals and drugs), and wholesale and retail sale of hardware. Prior to July 28, 2010, the Joway Group owned 95% of Shengtang. On July 28, 2010, the Joway Group acquired the remaining 5% of Shengtan from Wang Aiying for RMB100,000.

Jingyun Chen is currently a General Manager of Joway Technology and Joway Decoration. Aiying Wang currently is an employee of Joway Group but does not hold any management position.

Reorganization of PRC Entities; Variable Interest Entity Arrangement

In 2010, the shareholders of the Joway Group determined to reorganize the Joway Group with the ultimate goal of consummating a reverse merger with a U.S. publicly traded company. To this end, on June 2, 2010, at the request of Mr. Zhang, Mr. Lionel Even Liu founded Dynamic Elite International Limited, a limited liability company under the laws of the British Virgin Islands and on September 15, 2010, established a wholly-owned subsidiary of Dynamic Elite — Tianjin Junhe Management Consulting Co., Ltd. (“Junhe Consulting”), as a wholly foreign-owned enterprise (WOFE) under the laws of the PRC for the purposes of acquiring the Joway Group and engaging in the manufacture and distribution of tourmaline products in China.

Under Article 6 of the Law of the People’s Republic of China on Wholly Foreign-Owned Enterprises, adopted April 12, 1986 at the 4th Sess. of the 6th National People’s Congress and as amended on October 31, 2000

(“PRC WOFE Law”),) and Article 7 of the Detailed Rules for the Implementation, any person or entity that intends to establish an enterprise in the PRC with foreign capital is required to submit an application for examination and approval to the appropriate department under the State Council. Approval of the application is vested in the applicable local authority if the wholly foreign-owned enterprise meets the following conditions: (1) Where the total amount of investment is within the approval limits of the local authority prescribed by the State Council; or (2) Where the enterprise does not need any raw materials to be allocated by the state and will not affect the national comprehensive balance of energy resources, communication and transportation and export quota for foreign trade.

The total investment in Junhe Consulting is USD $20,000 which is within the approval limits of the Tianjin government, and Junhe Consulting does not need any raw materials to be allocated by the state and will not affect the national comprehensive balance of energy resources, communication and transportation and export quota for foreign trade.

On September 9, 2010, the local Tianjin government issued a certificate of approval approving the foreign ownership of Junhe Consulting by Dynamic Elite. Mr. Zhang Jinghe was appointed the Executive Director of Junhe Consulting.

Purpose of the VIE Agreements

Under PRC law the acquisition of the Joway Group by Junhe Consulting must be structured as a cash transaction with the purchase price based on the appraised value of the equity interest or assets to be sold.

Neither Junhe Consulting nor Dynamic Elite had sufficient cash to pay the appraised value of the equity interest or assets of the Joway Group. Alternatively, the shareholders of the Joway Group and Dynamic Elite decided to enter into a series of contractual agreements (the “VIE Agreements”) which would enable Dynamic Elite to gain control of the Joway Group and consolidate into its financial statements the results, assets and liabilities of Joway Group and its subsidiaries without triggering the regulatory requirements of PRC law.

Under PRC law no governmental approval is required as the VIE Agreements are considered commercial transactions among legal entities and individuals, namely Joway Group, Junhe Consulting, Jinghe Zhang and Baogang Song, and are properly executed and approved by the shareholders of Joway Group in accordance with the Articles of Association of Joway Group. Although the pledge by the Joway Group’s equity holders of all their equity in Joway Group to Junhe Consulting pursuant to the Equity Pledge Agreement (the “Equity Pledge”) must be registered with the appropriate governmental agency. The Equity Pledge was registered with local administration department for industry and commerce pursuant to the Section 1 of Article 226 of PRC Property Law passed by National People’s Congress on March 16, 2007.

On September 16, 2010, Dynamic Elite through its wholly-owned subsidiary Junhe Consulting entered into the VIE Agreements with Joway Group and its shareholders. On September 16, 2010, the date the VIE Agreements were executed, Zhang Jinghe owned 99% of the Joway Group and was the executive director of Junhe Consulting. As a result, the Joway Group and Junhe Consulting were under the common control of Zhang Jinghe who signed the following agreements on behalf of both parties:

•	Consulting Services Agreement;

•	Operating Agreement;

•	Voting Rights Proxy Agreement;

•	Option Agreement; and

•	Equity Pledge Agreement

Terms of the VIE Agreements

Consulting Agreement

Under the Consulting Agreement, Joway Group retained Junhe Consulting to (i) provide general advice and assistance relating to the management and operation of Joway Group’s business; (ii) provide general advice and assistance with respect to employment and staffing issues, including recruiting and training of management personnel, administrative personnel and other staff, establishing an efficient payroll management system, and relocation assistance; (iii) provide business development advice and assistance; and (iv) such other advice and assistance as may be agreed upon by the parties. In return, Joway Group agreed to pay Junhe Consulting quarterly a consulting fee in an amount equal to all of Joway Group’s net income for that quarter within fifteen (15) days after receipt of Joway Group’s quarterly financial statements. Joway Group shall cause the owners of Joway Group to pledge their equity interests in Joway Group to Junhe Consulting to secure the payment of the foregoing consulting fee.

Joway Group is subject to a number of covenants typical for this type of transaction, including the obligation to provide monthly, quarterly and annual reports, and other information requested by Junhe Consulting. In addition, Joway Group is subject to a number of negative covenants, including the agreement that it will not (i) issue, purchase or redeem any equity or debt, or equity or debt securities, (ii) create, incur, assume or suffer to exist any liens upon any of its property or assets (except certain enumerated liens), (iii) wind up, liquidate or dissolve its affairs or enter into any transaction of merger or consolidation, or sale of all or substantially all of its assets; (iv) declare or pay any dividends, (v) incur, assume or suffer to exist any indebtedness, (other than certain enumerated exceptions); (vi) lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any other Person, except receivables in the ordinary course of business; (vii) enter into any transaction or series of related transactions, whether or not in the ordinary course of business, with any of its affiliates or related parties, other than on terms and conditions substantially as favorable to Joway Group as would be obtainable in a comparable arm’s-length transaction; (viii) make any expenditure for fixed or capital assets (including, without limitation, expenditures for maintenance and repairs which are capitalized in accordance with generally accepted accounting principles in the PRC and capitalized lease obligations) during any quarterly period which exceeds the aggregate the amount contained in the budget; (ix) amend or modify or change its Articles of Association or business license, or any agreement entered into by it, with respect to its capital stock, or enter into any new agreement with respect to its capital stock; or (x) engage (directly or indirectly) in any business other than those types of business prescribed within the business scope of its business license.

The Consulting Agreement may be terminated by Junhe Consulting for any reason at any time. In addition, the Consulting Agreement may be terminated by Junhe Consulting by written notice in the event of a material breach by Joway Group which, in the case of breach of a non-financial obligation, has not been remedied within fourteen (14) days following the receipt of such written notice. Either party may terminate the Consulting Agreement by written notice to the other party if (i) the other party becomes bankrupt or insolvent or is the subject of proceedings or arrangements for liquidation or dissolution or ceases to carry on business or becomes unable to pay its debts as they become due; (ii) if the operations of Junhe Consulting are terminated; or (iii) if circumstances arise which materially and adversely affect the performance or the objectives of the Consulting Agreement.

Operating Agreement

Under the Operating Agreement, Junhe Consulting agreed to guarantee Joway Group’s performance of contracts, agreements or transactions with third parties in consideration for the pledge by Joway Group to Junhe Consulting of all of Joway Group’s assets. In addition, Joway Group and its shareholders agreed that Joway Group would not, without the prior written consent of Junhe Consulting, enter into any transactions which may materially affect the assets, obligations, rights or the operations of Joway Group (excluding transactions entered into in the ordinary course of business and the lien obtained by relevant counter parties due to such agreements), including transactions involving (i) the borrowing of money or assumption of any debt; (ii) the sale or purchase from any third party any asset or right, including, but not limited to, any intellectual property rights; (iii) the provision of any guarantees to any third parties using its assets or intellectual property rights; or (iv) the assignment of any business agreements to any third party. Joway Group and its shareholders also agreed to appoint to the Joway Group’s board of directors, and Joway Group’s General Manager, Chief Financial Officer, and other senior officers those persons recommended or selected by Junhe Consulting.

Voting Rights Proxy Agreement

Under the Proxy Agreement, the Shareholders irrevocably granted to Junhe Consulting, for the maximum period of time permitted by law, all of their voting rights as shareholders of Joway Group. In addition, the Shareholders agreed not to transfer their equity interest in Joway Group to any third party (other than Junhe Consulting or a designee of Junhe Consulting). The Proxy Agreement may not be terminated without the unanimous consent of all Parties, except Junhe Consulting, which may terminate the Proxy Agreement with or without cause on thirty (30) days prior written notice.

Option Agreement

Under the Option Agreement, the Shareholders irrevocably granted to Junhe Consulting or its designee an exclusive option to purchase at any time, to the extent permitted under PRC Law, all or a portion of the Shareholders’ Equity Interest in Joway Group for a price equal to the capital paid in by the Shareholders on a pro rata basis in accordance with the percentage of the Shareholders’ Equity Interest acquired, subject to applicable PRC laws and regulations.

Equity Pledge Agreement

Under the Equity Pledge Agreement, the Shareholders pledged all of their right, title and interest in their equity interests in Joway Group to Junhe Consulting to guarantee Joway Group’s performance of its obligations under the Consulting Services Agreement. The pledge expires two (2) years after the satisfaction by Joway Group of all of its obligations under the Consulting Services Agreement. During the term of the Equity Pledge Agreement, Junhe Consulting is entitled to vote, control, sell, or dispose of the Pledged Collateral in the event the Company does not perform its obligations under the Consulting Services Agreement. In addition, Junhe Consulting is entitled to collect any and all dividends declared or paid in connection with the Pledged Collateral.

The description of the VIE Agreements contained in this Current Report on Form 8-K/A is qualified in its entirety by reference to the complete text of the VIE Agreements, copies of which are filed as Exhibits 10.2, 10.3, 10.4, 10.5, and 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2010, each of which is incorporated herein by reference.

Through these contractual arrangements, we have the ability to substantially influence the daily operations and financial affairs of Joway Group and to receive, through our subsidiaries, all of its profits. As a result, we are considered the primary beneficiary of Joway Group and its operations, and Joway Group and its subsidiaries are deemed to be our variable interest entities. Accordingly, we are able to consolidate into our financial statements the results, assets and liabilities of Joway Group and its subsidiaries.

Call Option Agreement

As part of the reorganization of the Joway Group, Mr. Liu and the shareholders of the Joway Group entered into a Call Option Agreement, pursuant to which the shareholders of the Joway Group have the right to purchase up to 100% of the shares of Crystal Globe at an aggregate price equal of $20,000 over the next three years. In addition, the Option Agreement also provides that Mr. Liu shall not dispose any of the shares of Crystal Globe without consent of Mr. Zhang and Mr. Song. Upon the consummation of the Share Exchange Transaction, Crystal Globe became the principal shareholder of G2 Ventures, Inc. and Mr. Zhang and Mr. Song became indirect beneficial owners of the shares in G2 Ventures held by Crystal Globe pursuant to this Call Option Agreement.

Basis on Which Company Determined that Joway Group is a VIE

The Company concluded that Joway Group is a VIE because the contractual arrangements between the Company’s wholly owned subsidiary Junhe Consulting and Joway Group pursuant to the VIE Agreements: (i) obligates the Company and Junhe Consulting to absorb a majority of the risk of loss from the activities of Joway Group and its subsidiaries, and (ii) enables the Company, through Junhe Consulting, to receive a majority of the expected returns of Joway Group and its subsidiaries. The Company’s conclusion is based on the terms of the VIE Agreements as follows:

(1) Under the Consulting Services Agreement, Junhe Consulting will provide exclusive consulting services to Joway Group and its subsidiaries for a quarterly fee in the amount of Joway Group’s quarterly net income after tax. The Company has the right to receive all of these expected residual gains. The Company is also obligated to absorb the risk of loss from the activities of Joway Group and its subsidiaries and is not guaranteed a return by Joway Group, its subsidiaries or by any other party affiliated with Joway Group or its subsidiaries.

(2) Under the Equity Pledge Agreement, the shareholders of Joway Group have pledged all of their rights, title and equity interest in Joway Group to Junhe Consulting as security for the payment of the quarterly consulting fee pursuant to the Consulting Services Agreement.

(3) Under the Operating Agreement, Junhe Consulting has the exclusive right to make all decisions regarding Joway Group’s ongoing major operations, including establishing compensation levels and hiring and firing key personnel. In addition, Junhe Consulting has agreed to guarantee Joway Group’s performance under any contract, agreement or transaction with third parties relating to Joway Group’s operations. As a counter guarantee, Joway Group has pledged all of its assets including receivables to Junhe Consulting which have not been pledged to any third parties at the execution date of the agreement.

(4) Under the Voting Rights Proxy Agreement, the shareholders of Joway Group authorized any designee of Junhe Consulting to exercise all of their respective voting rights as owners of Joway Group.

(5) Under the Option Agreement, the shareholders of Joway Group granted Junhe Consulting the exclusive right and option to acquire all of their equity interests in Joway Group.

Accordingly, the Company accounts for the operations of Joway Group and its wholly owned subsidiaries as a VIE in accordance with ASC 810-10-15-14.

Share Exchange Transaction

On September 28, 2010, Mr. Kepler, the former sole executive officer, director and majority stockholder of G2 Ventures, sold all of his 3,300,000 shares of common stock in G2 Ventures (representing approximately 69% of the issued and outstanding capital stock of G2 Ventures) to Crystal Globe. In connection with the sale, Mr. Kepler resigned as our sole officer and director and appointed Jinghe Zhang as our new President, Chief Executive Officer and sole director and Yuan Huang as our new Chief Financial Officer, Secretary and Treasurer on that date.

On October 1, 2010, G2 Ventures, Dynamic Elite and Crystal Globe, the sole shareholder of Dynamic Elite entered into and consummated a Share Exchange Agreement pursuant to which G2 Ventures issued Crystal Globe 15,215,426 restricted shares of its common stock in exchange for all of the issued and outstanding capital stock of Dynamic Elite. As of result of the Share Exchange Transaction, Crystal Globe holds a total of 18,515,426 shares of our common stock or approximately 92.58% of our total and issued shares of common stock and is our single largest shareholder. On October 1, 2010, the date the Share Exchange Agreement was signed, Zhang Jinghe was the Chief Executive Officer of G2 Ventures and signed the Share Exchange Agreement on behalf of G2 Ventures.

As described above, because of our acquisition of Dynamic Elite, we now control, through Junhe Consulting, the PRC Operating Entities under the VIE Agreements and are now involved in the manufacture and sale of tourmaline-related healthcare products.

In connection with the Share Exchange Transaction, AllbrightLaw Offices, our PRC counsel, opined that the conduct of business through the VIE Agreements is not in violation of existing PRC laws, rules and regulations.

All of our business operations are conducted through our PRC Operating Entities. The chart below sets forth our corporate structure.

DESCRIPTION OF OUR BUSINESS

Overview

We are through our PRC Operating Entities, engaged in the manufacture and sales of tourmaline-related healthcare products. As of October 6, 2010, we have approximately 128 employees. Our principal executive offices are located at16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road, Nankai District, Tianjin, PRC 300100.

Introduction to Tourmaline

Tourmaline is the most important raw material we use in the manufacture of our healthcare products. It is a crystalsilicate mineral compounded with elements such as aluminum, iron, magnesium, sodium, lithium, or potassium. Tourmaline is classified as a semi-precious stone and the gem comes in a wide variety of colors. (Source: http://en.wikipedia.org/wiki/Tourmaline)

Tourmaline has the ability to become its own source of electric charge, as it is both pyroelectric, as well as piezoelectric. When it is put under greater amounts of pressure or when it is dramatically heated or cooled, tourmaline creates an electrical charge capable of emitting far infrared rays (“FIR”) and negative ions. (Source: http://www.globalhealingcenter.com/tourmaline.html)

FIRs are invisible waves of energy capable of penetrating deep into the human body, where they gently elevate the body’s surface temperature and activate major bodily functions. Negative ions are atoms that have a negative electric charge. It is believed that FIRs and negative ions gently heal, soothe, stimulate and detox the physical body, as well as the mind. (Source: http://www.globalhealingcenter.com/tourmaline.html)

Because it is a permanent source of FIRs and negative ions, tourmaline is believed to have the advantage of improving human body circulation, relieving stress, increasing mental alertness and strengthening the immune system function (Source: Niwa Institute for Immunology, Japan. Int J. Biometeorol 1993 Sep; 37(3) 133-8). In view of its powerful health benefits, tourmaline has been used to manufacture a wide range of healthcare products, including apparel, bedding, water purifiers, sauna rooms, and personal care products.

We purchase liquid tourmaline from domestic companies which, in turn, import it from South Korea. Liquid tourmaline is readily available and its price has remained relatively stable. We have not experienced any shortage in tourmaline but as a precaution, we closely monitor its price and have several back-up suppliers.

Manufacturing Process

In order to take advantage of Tourmaline’s health benefits, we coat or infuse liquid or granular tourmaline into our products using the following methods:

The Spray Method

We use special high-pressure nozzles to spray liquid tourmaline onto the surface of the product. Through this process, the tourmaline particles attach onto the surface of the product. We then use a high-temperature ironing machine to embed the tourmaline particles into the fibers of the product. This method is used in the manufacture of large pieces of textile products, such as mattresses.

The Dip Method

We completely immerse fabrics into liquid tourmaline and then stir the fabrics in the liquid tourmaline to ensure the tourmaline particles attach to the surface of the fabrics. Finally, we embed the tourmaline particles into the fibers by applying heat with our special high-temperature ironing machine. This method is used in the manufacture of smaller products, such as underwear, scarves, and shirts.

The Filling Method

We fill the products with tourmaline particles. This method is used to make activated water machines and other water treatment products.

The three methods mentioned above are key to our manufacturing process. We protect our manufacturing methods via confidentiality agreements entered into between us and our employees. Pursuant to the confidentiality agreement, the employee is prohibited from unlawfully revealing and using our confidential technology during his term of employment and ten years after the termination of employment. We also plan to submit a patent application for the dip method in the PRC.

Our Products and Services

We primarily manufacture the following three series of tourmaline-related healthcare products:

1.	Healthcare Knit Goods Series

For the fiscal years ended December 31, 2008 and 2009, our healthcare knit goods series of products accounted for approximately 3.5% and 55.4% of our annual sales revenue, respectively. This series of products is comprised of tourmaline treated mattresses, bed linen, underwear, and shirts. We use either the spray or dip method to embed tourmaline particles into the fabric of this series of products. The tourmaline-treated apparel and bedding provide an electrical stimulus to the wearer’s or user’s body and improve their health.

Set forth below is a list of healthcare knit goods products, the trademarks or marks under which they are marketed and the manufacturing method employed:

No.	Products	Trademark/Mark	Manufacturing Method
1	Golden Mattress		Spray Method
2	Tourmaline Mattress		Spray Method
3	Tourmaline Undergarment		Dip Method
4	Tourmaline Bed Linens		Spray Method
5	Tourmaline Male Shirts		Dip Method

2.	Daily Healthcare and Personal Care Series

For the fiscal years ended December 31, 2008 and 2009, our daily healthcare and personal care series of products accounted for approximately 0% and 16% of our annual sales revenue, respectively. This series is comprised of tourmaline-treated wrist protectors, knee protectors, scarves, and shampoo and soap products. We use all three production methods to embed tourmaline particles into these products. We believe these tourmaline-treated daily healthcare products and personal care products produce FIRs and negative ions which stimulate blood circulation in capillary vessels and deliver incredible benefits to users both physically and mentally.

Set forth below is a list of our products in the daily healthcare and personal care series, the trademarks or marks under which they are marketed and the manufacturing method employed:

No.	Products	Trademark/Mark	Manufacture Method
1	Tourmaline Wrist Protector		Spray Method
2	Tourmaline Knee Protector		Spray Method
3	Tourmaline Scarves		Dip Method
4	Tourmaline Shampoo		Filling Method
5	Tourmaline Soap		Filling Method
6	Tourmaline Socks		Dip Method

3.	Wellness House and Activated Water Machine

For the years ended December 31, 2008 and 2009, our wellness house and activated water machine series of products accounted for approximately 96.5% and 28.5% of our annual sales revenue, respectively. This series of products is comprised mainly of tourmaline wellness houses, tourmaline wellness house materials, tourmaline activated water machines and drinking mugs. Our tourmaline wellness house resembles a regular sauna room in which users experience heat sessions. However, the inner layer of our wellness house is coated with tourmaline, which emits FIRs and negative icons when heated. Tourmaline wellness houses are currently used to stimulate perspiration to improve health. It is believed that the user will feel more rejuvenated after using our tourmaline wellness house. We manufacture two types of wellness houses: one for family use, which is designed to be installed in the corner of a room and can seat one to eight people depending on its size; the other is customized and constructed on site for commercial bathrooms or spas according to their specifications.

Below is a list of different models of our Wellness House for family use:

Model	Trademark/Mark	Material	Dimension	Capacity	Manufacturing Method
Classic Mini Wellness House		Hemlock	1.0mX1.0mX1.9m	1-2 persons	Spray Method
Classic Twin Wellness House I		Hemlock	1.2mX1.05MX1.9m	2-3 persons	Spray Method
Classic Twin Wellness House II		Snow Pine	1.2mX1.05mX1.9m	2-3 persons	Spray Method
Elegant Multi-Person Wellness House		Hemlock	1.5mX0.53mX1.37mX1.9m	4-5 persons	Spray Method
Classic Multi-Person Wellness House		Hemlock	1.75mX1.6mX1.9m	6-7 persons	Spray Method

Our tourmaline water machines or water mugs purify, mineralize and activate the water in them because we infuse tourmaline particles into the filter of the water machine or water mug. It is believed that the purified, mineralized and activated water will promote the drinker’s metabolism and prevent oxidation.

Below is a list of our water treatment products:

No.	Products	Trademark/Mark	Manufacturing Method
1	Tourmaline Water Machine		Filling Method
2	Tourmaline Water Mug		Filling Method

Return policy

It is the Company’s normal commercial practice that we only allow for the return of goods that do not conform to the customer’s order due to some occasional error in packaging or shipment. The return should be requested within seven days of purchase. Customers may also request a free repair of defective products within 15 days of purchase. For products purchased more than 15 days ago, we charge a service fee of 110% of the cost of repaired or replaced parts.

Services: Wellness House Maintenance

Our wellness house products generally carry a one-year warranty. When the warranty expires, we provide our customers the option to engage us to service and maintain their wellness houses for a fee equal to 200% of the cost of the repaired or replaced parts.

Except for fiscal year 2007 when maintenance services contributed 62.8% of our then annual revenue, there has been very little demand for our wellness house maintenance services.

Manufacturing Facilities

Our manufacturing facilities are located in Baodi District, Tianjin, PRC, with an area of approximately 2,500 square meters. The major equipment we use in the manufacture our products include three ironing machines, three driers, three washing machines, three cutting machines, 43 sewing machines, six chainsaws, six impact drills and six air nailers. We have 33 employees engaged in manufacturing as of October 6, 2010. We have our own design team comprising four designers who are responsible for designing new styles for our products every quarter. They are also responsible for the product packaging design.

Customers and Suppliers

Customers

Below is a list of our top ten customers for the years 2007, 2008 and 2009, respectively.

Top Ten Customers in 2007
No.	Name	Amount (RMB)	Amount (US$)	Products Sold	Percentage of Sales
1	Shenyang Xike Quartz Co., Ltd.	26,047	3,836	Wellness House maintenance	62.8%
2	Fengrong Bo	7,115	1,048	Wellness House materials	17.2%
3	Xinhua Insurance Company	4,089	602	Wellness House materials	9.9%
4	Anshan City Tiedong District Aiming Law Firm	3,438	506	Wellness House materials	8.3%
5	Beijing Luhang Machinery Factory	763	112	Wellness House materials	1.8%

Total		41,453	6,104		100.0%

Top Ten Customers in 2008
No.	Name	Amount (RMB)	Amount (US$)	Products Sold	Percentage of Sales
1	Shenyang New City Riverside Health Center	270,419	39,826	Wellness House	9.2%
2	Chenghong Wei	168,600	24,831	Wellness House	5.7%
3	Xiaoyun Zhu	165,000	24,300	Wellness House	5.6%
4	Yanmei Feng	165,000	24,300	Wellness House	5.6%
5	Youfeng Lu	162,620	23,950	Wellness House	5.5%
6	Shenyang Shifa Special Rubber Co., Ltd.	157,000	23,122	Wellness House	5.3%
7	Weichun Zhou	156,000	22,975	Wellness House	5.3%

8	Lijuan Gu	140,000	20,619	Wellness House	4.8%
9	Xudong Wang	137,500	20,250	Wellness House	4.7%
10	Runmei Zhang	133,430	19,651	Wellness House	4.5%

Total		1,656,139	243,824		56.3%

Top Ten Customers in 2009
No.	Name	Amount (RMB)	Amount (US$)	Products Sold	Percentage of Sales
1	Shandong Jingbo Holdings Development Co., Ltd.	523,223	77,058	Wellness House materials	2.5%
2	Beijing No. 9 Urban Construction Engineering Company Limited	397,087	58,481	Wellness House materials	1.9%
3	Baocong Yang Joining Franchise Store	380,788	56,080	Tourmaline mattress and underwear	1.8%
4	Jinbao Liu Joining Franchise Store	369,461	54,412	Tourmaline mattress, pillowcases and soap	1.7%
5	Xiuchun Jia Joining Franchise Store	357,615	52,668	Tourmaline mattress, mugs and scarves	1.7%
6	Fengqi Wu	349,628	51,492	Tourmaline Wellness House	1.6%
7	Zhuoguan Joining Franchise Store	330,795	48,718	Tourmaline mattress, pillowcases and soap	1.6%
8	Zhengyi Qiao Joining Franchise Store	290,334	42,759	Tourmaline mattress, pillowcases and soap	1.4%
9	Ning Fang Joining Franchise Store	289,004	42,563	Tourmaline mattress, pillowcases and soap	1.4%
10	Liang Ping Joining Franchise Store	288,362	42,469	Tourmaline mattress, pillowcases and soap	1.4%

Total		3,576,308	526,700		16.8%

Our main customers are franchise stores that are authorized to sell our products exclusively. Two customers made up more than 10% of our sales in 2007. However, none of our customers have accounted for more than 10% of our annual sales revenue for the fiscal years 2008 and 2009.

In the past three fiscal years, our products have been primarily sold to the northeastern part of China, which includes Liaoning province, Jilin province and Heilongjiang province. Set forth below is a geographical breakdown of our sales for the fiscal years 2008 and 2009 and six months ended June 30, 2010:

Region	Percentage of Sale
Northeast China (Liaoning, Jilin, Heilongjiang)	40%
North China(Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia)	23%
East China (Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi)	20%
Central China (Henan, Hubei, Hunan)	6%
Southwest China (Chongqing, Sichuan, Guizhou, Yunnan, Tibet)	6%
South China (Guangdong, Hainan, Guangxi)	5%

Suppliers

Below is a list of our top ten suppliers for the years 2008 and 2009, respectively.

Top Ten Suppliers in 2008
No.	Name	Amount (RMB)	Amount (US$)	Product Purchased	Percentage of Purchase
1	Shenyang Joway Industrial Development Co., Ltd.	784,990	115,609	Water machine, bedding, underwear, waist protector and kneepad	31.3%
2	Liaoning Jiadebao Home Building Materials Supermarket Co., Ltd.	445,568	65,621	Wellness House materials	17.8%
3	Tianjin Daxing Import & Export Trading Co., Ltd.	245,020	36,086	Silk cloth and mugs	9.8%
4	Guangdong Hongjie Underwear Industrial Co., Ltd.	235,842	34,734	Underwear	9.4%
5	Daekjeng Medicare	100,000	14,727	Tourmaline	3.84%
6	Shenyang Hongguangyuan Wood Co., Ltd.	52,171	7,684	Wellness House materials	2.1%
7	Shenyang Yuzhi Foam Factory	43,040	6,339	Wellness House materials	1.7%
8	Shenyang Heyi Polyurethane Co., Ltd.	39,600	5,832	Wellness House materials	1.6%
9	Shenyang Hongyu Villa	33,623	4,952	Wellness House materials	1.3%
10	Shenyang Xinxin Taiyang Electronic Technology Co., Ltd.	30,248	4,455	Wellness House materials	1.2%

Total		1,940,071	285,726		80.04%

Top Ten Suppliers in 2009
No.	Name	Amount (RMB)	Amount (US$)	Product Purchased	Percentage of Purchase
1	Tianjin Daxing Import & Export Trade Co., Ltd.	2,278,539	335,573	Cloth, cotton, fabrics and underwear	18.2%
2	Shenyang Joway Industrial Development Co., Ltd.	2,227,718	328,088	Cloth, cotton, underpants and hats	17.8%
3	Haining Futianrun Silk Co., Ltd.	604,125	88,973	Cloth and Cotton,	4.8%
4	Hangzhou Chufan Textile Co., Ltd.	603,752	88,918	Cloth, cotton and mattress	4.8%
5	Beijing Quanfu Wood Products Co., Ltd.	598,560	88,153	Wellness House materials	4.8%

6	Shenyang Hongguangyuan Wood Co., Ltd.	413,318	60,871	Wellness House materials	3.3%
7	Shenzhen Maskcare Biological Technology Co., Ltd.	354,265	52,174	Soap, shampoo and shower gel	2.8%
8	Tianjin Tielingjiacai Wood Co., Ltd.	347,849	51,230	Wellness House	2.8%
9	Beijing Chenjiehao Paint Debug Ltd.	331,250	48,785	Wellness House materials	2.6%
10	Tianjin Sunflower Packaging and Printing Co., Ltd.	238,035	35,057	Packaging materials and product manuals	1.9%

Total		7,997,411	1,088,849		63.8%

We had two major suppliers that accounted for 18.2% and 17.8% of our annual purchase of raw materials in 2009 and two major suppliers that accounted for 31.3% and 17.8% of our annual purchase of raw materials in 2008. We do not have long term contracts with any of our suppliers since the materials we use in our manufacture are readily available on the market and their prices are generally stable.

Franchise Stores

Approximately 72% of our annual sales were made through the operation of franchise stores in 2009. For the six months ended June 30, 2010, approximately 86.78% of our sales were made through franchise stores.

As of the date of this Report, there are approximately 219 franchise stores across the PRC that are authorized to sell our products exclusively. Set forth below is a geographical breakdown of the franchise stores:

Region	Number of Franchise Stores
Northeastern China (Liaoning, Jilin, Heilongjiang)	52
Northern China (Beijing, Tianjin, Hebei, Shanxi, Inner Mongolia)	48
Eastern China (Shanghai, Jiangsu, Zhejiang, Anhui, Fujian, Jiangxi)	31
Southern China (Guangdong, Hainan, Guangxi)	27
Central China (Henan, Hubei, Hunan)	30
Southwestern China (Chongqing, Sichuan, Guizhou, Yunnan, Tibet)	31

Total	219

We use multiple criteria to select our franchise stores, including reviewing each potential franchisee’s financial conditions, sales network, sales personnel, and faculties. Generally the potential franchise store submits an application to become our franchise store; we will review the overall conditions of the applicant and authorize the applicant to sell our products if the applicant meets the minimum working capital requirement of RMB 40,000 and has the requisite business facilities.

We typically enter into a standard franchising agreement with the applicant. Pursuant to the agreement, the franchisee is authorized to sell our products exclusively at a predetermined retail price. In exchange we provide them with products at a discounted price, geographical exclusivity, and marketing, training and technological support. The franchisee is also required to adhere to certain standards of product merchandising, promotion and presentment. No initial franchise fees are required from the franchisee, nor does the franchisee need to pay any continuing royalties. The agreement is generally for a term of three years and is renewable at the mutual agreement of both parties.

Compared with the large volume of sales from franchise stores, sales to individual consumers are relatively small. Sales to individual consumers accounted for approximately 28% of our annual sales in 2009. For the six months ended June 30, 2010, sales to individual consumers only accounted for 13.22%. The individual consumers typically make orders at product meetings or via telephone and we deliver the products upon receipt of the payment. We ship for free if the purchase per order exceeds RMB 80,000 (approximately $11, 764.71).

Marketing and Sales

The success of our business largely depends on our marketing and sales efforts.

Our primary marketing strategies are directed towards both our franchisees and end users, and the marketing efforts of our franchisees are directed towards end users. The Company assists franchisees on monthly product introduction seminars, which are open to both our franchisees and to the general public. We also host an annual conference, which is open to both our franchisees and to the general public. For example, in 2009, in connection with our annual conference we sponsored an episode of Our Chinese Heart, a well-known international original Chinese song concert series hosted by China Central Television, which was broadcasted internationally.

The franchise stores are responsible for the cost of organizing the monthly product introduction seminars and meetings and we are responsible for the travel expenses of our employees who attend these meetings and seminars to explain and promote our various product lines. There are on average 15 such seminars and meetings each month nationwide and we have budgeted travelling expenses of approximately RMB30,000 (approximately $4,400) each month. Generally, we choose the venue for the product seminars and meetings based on market prospects, sales volume and the extent of meeting preparation. As of October 6, 2010, we have held product seminars and meetings in approximately 105 cities in the PRC.

Generally, we are responsible for the cost of annual conferences. The cost of the annual conferences for 2008 and 2009 was approximately RMB1,000,000 (approximately $147,000) and RMB 7,096,147 (approximately $1,043,551.03), respectively.

Below is a breakdown of our marketing expenses in the fiscal years 2008 and 2009.

	2008		2009
Expenses	RMB	US$ (approx.)	RMB	US$ (approx.)
Promotion	325,588.00	46,764.77	7,065,743.60	1,032,870.57
Printing	0.00	0.00	268,808.51	39,294.43
Travelling	9,788.60	1,405.95	353,189.20	51,629.21
Training	31,416.48	4,512.40	137,145.80	20,047.98
Salaries	8,820.00	1,266.83	272,740.00	39,869.14

Total	375,613.08	53,949.96	8,097,627.11	1,183,711.32

In 2009, we spent RMB 7.1 million on the annual conference and had revenue of approximately RMB 6.0 million from ticket sales. The net expense was contained in selling expenses in consolidated operation statements.

For the fiscal year 2010, we have a marketing and sales budget of RMB 4,500,000 (approximately, $662,000), among which, approximately RMB2,600,000 (approximately $382, 352.94) will be spent on our annual conference, RMB 1,000,000 (approximately $147,058.82) on salaries of sales personnel, RMB 400,000 (approximately $58,823.53) on training, RMB 200,000 (approximately $29,411.76) on travelling and RMB 300,000 (approximately $ 44,117.65) on daily operation of the marketing and sales department.

Seasonality

Because our products are for daily use, our business is not subject to seasonal variations in demand.

Industry

We are operating in the large and rapidly growing healthcare industry in the PRC. The healthcare industry in the PRC is supported by a combination of socio-economic factors, such as the growth of the PRC’s economy, size of its overall population and the proportion of its population over the age of 60, living standards, health consciousness, lifestyle related disorders and active PRC government support.

China Healthcare Industry—Generally

According to the PRC Statistical Yearbook 2009 (the “Yearbook”), from 2005 to 2009, the average per capita annual disposable income of the PRC’s urban residents increased from approximately RMB 3,225 (approximately $474) to RMB5, 153 (approximately $1,356). According to the Yearbook, the PRC’s Gross Domestic Product (“GDP”) grew at a compound annual growth rate (“CAGR”) of 16.4% from 2005 to 2009, and its per capita GDP grew from RMB18, 494 (approximately $2,719) in 2005 to approximately RMB33, 535 (approximately $4,931) in 2009. During this period, national income and disposable income levels increased significantly.

With rising living standards and increasing disposable income, people in the PRC have naturally become more health conscious. These developments have resulted in both urban and rural residents spending more on healthcare. According to the PRC National Bureau of Statistics, consumer expenditure on healthcare in the PRC’s urban and rural areas increased from approximately RMB476 (approximately $70) and RMB118 (approximately $17) per person in 2003, respectively, to approximately RMB786 (approximately $115) and RMB246 (approximately $36) per person in 2007, respectively.

China’s Tourmaline Health Products Market

The main industrial application of tourmaline has been in the healthcare industry. In 1970s and 1980s, more developed nations such as Japan and the United States have used the tourmaline as an important industrial mineral. (Source: 2010-2012 China’s tourmaline market and investment prospects research report, Institute of China Uniway Economics, Aug, 2010).

By contrast, the Chinese had been using tourmaline as gemstones in jewelry until around 2001, with the steady improvement of living standards and higher health consciousness, the Chinese began to realize the health benefits of tourmaline.

More companies began producing tourmaline related health products. China’s tourmaline health products industry is still in its infancy and highly fragmented. (Source: 2010-2012 China’s tourmaline market and investment prospects research report, Institute of China Uniway Economics, Aug, 2010).

Users of tourmaline health product are typically middle-aged and elderly people. Currently, there are numerous kinds of tourmaline health products in the market such as tourmaline clothes, tourmaline mattresses, tourmaline water machines, etc. Demand for these products is still relatively low compared to the size of the Chinese population.

We believe that the main challenge for the tourmaline health product companies is market development rather than competition. With rising living standards, increasing disposable income, higher health consciousness and the greater awareness of health benefit produced by tourmaline health products, we believe that the tourmaline health products market will grow rapidly in the next few years.

Competition

Competitive Environment

China’s tourmaline health products market is highly segmented and is still in its infancy. Notwithstanding the foregoing, the Company believes it is the leading manufacturer and distributor of tourmaline healthcare-related products in the PRC. Currently, Japanese and Korean companies are leaders in tourmaline technology, however, they have not yet developed a sizeable market share for their products in the PRC (Source: 2010-2012 China’s tourmaline market and investment prospects research report, Institute of China Uniway Economics, Aug, 2010). Therefore, we believe that there is a great opportunity for us to create demand and market share and further establish ourselves as leaders in the tourmaline healthcare-related products field.

Our Competitors

We believe our major competitors in the PRC are:

•	Heilongjiang Xingfuren Technology Development Co., Ltd. operates in PRC. They mainly focus on producing far-infrared health products and tourmaline health products.

•	Harbin Jiuguang Daily Health Products Co., Ltd. operates in PRC. They mainly focus on the manufacture of tourmaline sauna rooms and tourmaline health products.

•	Ihanya Nano Technology Co., Ltd. operates in Changsha, Hunan province, PRC. They mainly focus on manufacturing tourmaline sauna rooms and tourmaline health products.

•	Harbin Handu Tourmaline Nano Technology Development Co., Ltd. operates in PRC. They mainly focus on manufacturing tourmaline sauna rooms and tourmaline health products.

•

Harbin Wanshou Nano Science and Technology Co., Ltd. operates in the PRC. They mainly focus on new Nano technology research and development, and the manufacture of tourmaline health products and tourmaline sauna rooms.

Our Competitive Advantages

We believe that by leveraging the following strengths, we can effectively compete and enhance our market position:

•	Brand Advantage: We are one of the first tourmaline health products manufacturers in the PRC. We believe we have established a well-known brand (“Joway”) in the PRC tourmaline health products market.

•

Technology Advantage: We possess several tourmaline healthcare products patents. We also have six technicians engaged in research and development activities to develop new tourmaline products.. We believe that we have the most matured tourmaline particle attachment technology in the PRC.

•

Sales Channels Advantage: We have approximately 219 franchise stores covering most of the big cities in the PRC. We are still expanding our sales networks. We believe our extensive sales networks will assure our products sales growing continuously.

Business Strategy

We believe the market for tourmaline healthcare products in the PRC will grow rapidly. In order to benefit from the market opportunities, we plan to implement the following strategies:

•

We will focus on expanding the sales network for our tourmaline health products in the PRC. Meanwhile we also plan to develop our sales network in India, Indonesia, Russia, Ukraine, Eastern Europe, Africa, South America and other foreign markets.

•

We will seek to optimize our product portfolio to include more products with higher profit margins and expand our product offerings. We believe that tourmaline daily healthcare products, water treatment products, tourmaline home accessories and tourmaline environmentally friendly paint have more profit potential. We will spend more money on Research and Development (“R&D”) of these products.

•	We intend to improve our operations, exploit our competitive strengths, and expand our operations by acquiring other existing businesses.

Research and Development

As of October 6, 2010, we have six technicians engaged in research and development activities. Our research and development focus is on developing new tourmaline products such as, tourmaline wool blankets, tourmaline laundry balls, tourmaline washing powder and tourmaline foot spa basins.

During the fiscal years ended December 31, 2008 and 2009, we spent RMB 7,800 (approximately $1,120.33) and RMB 59,010.15(approximately $8,626.09), respectively, on R&D. Set forth below are a breakdown of our R&D expense for the fiscal years 2008 and 2009, respectively and a breakdown of R&D budget for the fiscal years 2010 and 2011, respectively:

	2008		2009		2010 (Budget)		2011 (Budget)
Item	RMB	US$ (approx.)	RMB	US$ (approx.)	RMB	US$ (approx.)	RMB	US$ (approx.)
R & D Equipment	1,300	186.72	11,865.05	1,734.43	30,000	4,389	100,000	14,631
R & D Sample	0	0	12,110.10	1,770.25	15,000	2,195	80,000	11,705
Travel Expense	0	0	4,235	619.07	8,000	1,170	50,000	7,316
Salary	6,500	933.61	30,800	4,502.34	155,000	22,678	180,000	26,336
Inspection Fee	0	0	0	0	18,000	2,634	60,000	8,779

Total	7,800	1,120.33	59,010.15	8,626.09	226,000	33,066	470,000	68,767

Intellectual Property

We regard our trademarks, trade secrets, patents and similar intellectual property as critical factors to our success. We rely on patent, trademark and trade secret law, as well as confidentiality and license agreements with certain of our employees, customers and others to protect our proprietary rights.

The trademarks we currently use include the “Xi” trademarks and the “Joway” trademark which are owned by Shenyang Joway Industrial Development Co., Ltd. (“Shenyang Joway”) and our President, Chief Executive Officer and director, Jinghe Zhang, respectively. We are licensed to use the “Xi” trademarks pursuant to a license agreement with Shenyang Joway dated December 1, 2009 for a term of nine years. We are also permitted to use the “Joway” trademark pursuant to a license agreement with Jinghe Zhang dated December 1, 2009 for a term of ten years. The agreements are renewable at the end of their respective terms. We do not have to pay any license fee to Shenyang Joway and Jinghe Zhang for the use of the trademarks.

We have also submitted applications for twelve trademarks which are under review by the Trademark Office of State Administration of Industry and Commerce of the PRC.

Set forth below is a detailed description of the trademarks we use and the trademarks under application.

Mark	Registration /Application No.	Class	Effective Date	Expiration Date	Owner/ Applicant
6104256

Class 3: Cosmetics and Cleaning Preparations.

Bleaching preparations and other substances for laundry use; cleaning, polishing, scouring and abrasive preparations; soaps; perfumery, essential oils, cosmetics, hair lotions; dentifrices.

			March 21, 2010	March 20, 2020	Shenyang Joway Industrial Development Co., Ltd.

	6104253	Class 11: Environmental control apparatus. Apparatus for lighting, heating, steam generating, cooking, refrigerating, drying, ventilating, water supply and sanitary purposes.	February 14, 2010	February 13, 2020	Shenyang Joway Industrial Development Co., Ltd.

	4794111	Class 24: Fabrics. Textiles and textile goods, not included in other classes; bed and table covers.	February 21, 2009	February 20, 2019	Jinghe Zhang

	8467175	Class 30: Staple foods. Coffee, tea, cocoa, sugar, rice, tapioca, sago, artificial coffee; flour and preparations made from cereals, bread, pastry and confectionery, ices; honey, treacle; yeast, baking-powder; salt, mustard; vinegar, sauces (condiments); spices; ice.	Registration Application Accepted on July 9, 2010		Tianjin Joway Group Co., Ltd.

8236587

Class 5: Pharmaceuticals.

Pharmaceutical, veterinary and sanitary preparations; dietetic substances adapted for medical use, food for babies; plasters, materials for dressings; material for stopping teeth, dental wax; disinfectants; preparations for destroying vermin; fungicides, herbicides.

Registration Application Accepted on April 23, 2010

	8236524	Class 24: Fabrics. Textiles and textile goods, not included in other classes; bed and table covers.	Registration Application Accepted on April 23, 2010

8029074	Class 11: Environmental control apparatus. Apparatus for lighting, heating, steam generating, cooking, refrigerating, drying, ventilating, water supply and sanitary purposes.

8029052

Class 5: Pharmaceuticals.

Pharmaceutical, veterinary and sanitary preparations; dietetic substances adapted for medical use, food for babies; plasters, materials for dressings; material for stopping teeth, dental wax; disinfectants; preparations for destroying vermin; fungicides, herbicides.

Registration Application Accepted on January 27, 2010

8029009

CLASS 2: Paints

Paints, varnishes, lacquers; preservatives against rust and against deterioration of wood; colorants; mordants; raw natural resins; metals in foil and powder form for painters, decorators, printers and artists.

8236733

Class 30: Staple foods.

Coffee, tea, cocoa, sugar, rice, tapioca, sago, artificial coffee; flour and preparations made from cereals, bread, pastry and confectionery, ices; honey, treacle; yeast, baking-powder; salt, mustard; vinegar, sauces (condiments); spices; ice.

Registration Application Accepted on April 23, 2010

8236706	Class 25: Clothing. Clothing, footwear, headgear.

8236538	Class 24: Fabrics. Textiles and textile goods, not included in other classes; bed and table covers.

8236684	Class 11: Environmental control apparatus. Apparatus for lighting, heating, steam generating, cooking, refrigerating, drying, ventilating, water supply and sanitary purposes.

8236608

Class 5: Pharmaceuticals.

Pharmaceutical, veterinary and sanitary preparations; dietetic substances adapted for medical use, food for babies; plasters, materials for dressings; material for stopping teeth, dental wax; disinfectants; preparations for destroying vermin; fungicides, herbicides.

8236641

Class 3: Cosmetics and Cleaning Preparations.

Bleaching preparations and other substances for laundry use; cleaning, polishing, scouring and abrasive preparations; soaps; perfumery, essential oils, cosmetics, hair lotions; dentifrices.

Currently we do not own any patents we use. Pursuant to a license agreement with our President, Chief Executive Officer and director, Jinghe Zhang, we are permitted to use the following five patents for free from December 1, 2009 to the expiration date of each patent.

No.	Product	Type	Patent No.	Application Date	Effective Date	Term	Owner & Inventor
1	Water Purifier	Utility Model	ZL200720014571.6	September 17, 2007	October 29, 2008	Ten years	Jinghe Zhang
2	Tourmaline Undergarment	Utility Model	ZL200720015434.4	October 22, 2007	July 16, 2008	Ten years	Jinghe Zhang
3	Tourmaline Mattress	Utility Model	ZL200720015435.9	October 22, 2007	December 24, 2008	Ten years	Jinghe Zhang
4	Tourmaline Wellness Room	Utility Model	ZL200720014570.1	September 17, 2007	July 16, 2008	Ten years	Jinghe Zhang
5	Drinking Water Purifier	Design	ZL200730011189.5	September 17, 2007	April 1, 2009	Ten years	Jinghe Zhang

Insurance

We maintain product liability insurance policies covering our water machine for claims resulting from personal injury or damage to property caused by our water machine. We also maintain limited insurance coverage for our vehicles. The total insurance coverage for our water machine is RMB 1,000,000 (approximately $14,7275) from November 11, 2009 to November 10, 2010 and we have paid RMB7,375 (approximately $1,086) in insurance premiums for the coverage. In addition, we do not carry property insurance, and we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in the PRC.

Employees

Joway Group

As of the date of this report Joway Group has 101 employees, all of whom are full-time workers and are based in Tianjin city, PRC. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

Below is a breakdown of Joway Group’s employees:

Departments	Number of Employees
Management	8
Sales	13
Distribution	13
Design	4
Production	33
Research and development	6
Franchising	15
Finance	7
Project	2

Joway Technology

As of the date of this Report, Joway Technology has 15 employees, all of whom are full time workers and are based in Tianjin, PRC. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

Joway Decoration

As of the date of this Report, Joway Decoration has eight employees, all of whom are full time workers and are based in Tianjin, PRC. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

Shengtang Trading

As of the date of this Report, Shengtang Trading has four employees, all of whom are full time workers and are based in Tianjin, PRC. There are no collective bargaining contracts covering any of our employees. We believe our relationship with our employees is satisfactory.

We are required to contribute a portion of our employees’ total salaries to the PRC government’s social insurance funds, including pension insurance, medical insurance, unemployment insurance, work-related injury insurance, and maternity insurance, in accordance with relevant regulations. We have purchased work injury insurance and medical insurance for all our employees.

Effective January 1, 2008, the PRC introduced a new labor contract law that enhances rights for the nation’s workers, including open-ended work contracts and severance pay. The legislation requires employers to provide written contracts to their workers, restricts the use of temporary laborers and makes it harder to lay off employees. It also requires that employees with fixed-term contracts be entitled to an indefinite-term contract after a fixed-term contract is renewed twice. Although the new labor contract law will increase our labor costs, we do not anticipate there will be any significantly effects on our overall profitability in the near future since such amount was historically not material to our operating cost. Management anticipates this may be a step toward improving candidate retention for skilled workers.

Government Regulations

Below is a list of agencies which may have a jurisdiction over our business:

Agency	Functions

State Food and Drug Administration (“SFDA”)(1)	Supervise the entire process from research and development, manufacturing, and distribution to utilization of drugs; supervise and coordinate the safety management of food, health food and cosmetics and organize investigations of serious accidents.

National Development and Reform Commission (“NDRC”)	Make strategic and mid- to long-term plans for the PRC healthcare industry; regulate drug prices; manage disaster relief funds and carry out healthcare development projects sponsored by the government.

Ministry of Commerce (“MOFCOM”)	Formulate regulations and policies on foreign trade, foreign direct investments, consumer protection, and market competition; negotiate bilateral and multilateral trade agreements.

Ministry of Science and Technology (“MST”)	Lay out science and technology development plans and policies; draft relevant regulations and rules and guarantee implementation of regulations and rules

General Administration of Quality Supervision, Inspection and Quarantine (“AQSIQ”)	Manage national quality, metrology, entry-exit commodity inspection, entry-exit health quarantine, entry-exit animal and plant quarantine, import-export food safety, certification, accreditation, and standardization, as well as enforce administrative laws

State Administration of Taxation (“SAT”)	Draft tax regulations and implementation rules and propose tax policies.

State Administration of Foreign Exchange (“SAFE”)	Make regulations and policies governing foreign exchange market activities and manage state foreign exchange reserves.

(1)The PRC State Food and Drug Administration is responsible for (i) regulating the research and development, manufacturing, distribution and utilization of drugs; (ii) supervising and coordinating the safety management of food, health food and cosmetics; and (iii) investigating serious accidents with respect to the foregoing. The products we manufacture are not regulated by the SFDA as they are not drugs, diet supplements or food consumed by humans. There are no existing laws or regulations in China governing the manufacture and sale of tourmaline health care products such as those sold by the Company nor are there any inspection requirements applicable to our products.

We act as a distributor for two products—Xin-Nao-Ling Fish Oil Soft Gel and Zhi-Li-Bao Fish Oil Soft Gel, which are subject to SFDA regulation. These two products are manufactured by Penglai Huakang Healthcare Industries, Ltd. which has obtained the necessary manufacturing licenses and certifications from the SFDA.

Environmental Regulations

The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution.

According to Article 32 of the PRC Environmental Protection Law, a project that may cause pollution to the environment cannot be undertaken until an environmental impact statement has been approved by the applicable department of environmental protection administration.

In March 2008, Joway Group submitted an environmental impact statement with respect to the manufacturing of 300,000 sets of knitwear annually to the Tianjin Baodi Environmental Protection Bureau. The environmental impact statement assesses the pollution that the manufacturing is likely to produce and its impact on the environment. In addition, the report stipulates the preventive and curative measures the company will undertake. Tianjin Baodi Environmental Protection Bureau approved the environmental impact statement on March 12, 2008 and on April 22, 2009, the Tianjin Baodi Environmental Protection Bureau approved the manufacture of 300,000 sets of knitwear annually.

The Company’s production process does not produce industrial waste water or waste gas emissions of a type that is regulated by current PRC law. Therefore, our environmental compliance costs are minimal. The Company’s other emissions, including noise, waste water, solid waste and atmospheric pollutants meet regulatory standards. According to the Letter regarding Environment Protection of Tianjin Joway Shengshi Group Co, Ltd. issued by Tianjin Baodi Environmental Protection Bureau dated August 3, 2010, Joway Group complies with applicable environmental protection laws and regulations and its discharge of pollutants meets with the standards of the state and Tianjin City.

In addition, Joway Group obtained ISO 140001 International Environmental Management System Certification on January 15, 2009. ISO 140001 was first published as a standard in 1996 and it specifies the requirements for an organization’s environmental management system. It applies to those environmental aspects over which an organization has control and where it can be expected to have an influence. Joway Group passed each annual inspection of the ISO 140001. Such Certification covers the production and service of tourmaline health series such as underwear series, bra, eyeshade, scarves, hat, kneepad, waist-protector, socks, bedding series and daily commodities.

We have not been named as a defendant in any legal proceedings alleging violation of environmental laws and have no reasonable basis to believe that there is any threatened claim, action or legal proceedings against us that would have a material adverse effect on our business, financial condition or results of operations due to any non-compliance with environmental laws.

Intellectual Property

Trademark

In the PRC, the Trademark Office administers the system of trademark law (Trademark Review and Adjudication Board and the courts administer the appeal function). The two principal pieces of legislation forming the trademark system are the Trademark Law and the Unfair Competition Law. The Trademark Law of the PRC stipulates that goods mark, service mark, collective mark and certification mark can be registered in the PRC and the holder of the marks can obtain exclusive trademark rights. Trademarks should be visible marks, including words, device, letters, digits, 3-D marks and combinations of colors, and combinations of any of the aforementioned. Sound or smell is not registrable yet in the PRC.

A trademark applicant must file an application with the PRC Trademark Office. Normally, the Trademark Office renders a decision within 18 months after it receives all supporting documents. If the Trademark Office approves the application, the mark will be published in the PRC Trademark Gazette. After the mark is published, there will be a three-month opposition period. If nobody files opposition within that period, the application will mature into registration. The Trademark Office will then issue the certificate and the Trademark Gazette will publish the mark again as a registered mark.

The term of trademark protection is ten years from the date the registration is granted. The registrant may renew the trademark for an additional ten year term within six months before the expiration date of the mark’s present term. Where no such application could be filed within the stated period, a grace period of six months may be allowed. If the registrant does not file for renewal within the grace period, the registered trademark will be canceled. Currently, the applicant does not need to prove the use of the trademark prior to renewal.

However, registration of a mark may be blocked by an unregistered famous mark in the PRC in accordance with the PRC’s Trademark Law and obligations under the Paris Convention and the 1995 United States-China Intellectual Property Protection Agreement (“IP Action Plan”), provided that the owner of the famous mark can prove that the mark was well-known in the PRC before the filing date of the similar mark. Owners of unregistered famous mark may also bring oppositions or cancellations for previously registered marks, based on Articles 13, 30 and 41 of the Trademark Law.

Without authorization from the trademark owner, no one may use a mark identical or similar to the registered mark on identical or similar goods as the registered mark. Infringers will be subject to administrative, civil or criminal punishment. The damages awarded to the trademark owner will be calculated upon the illegal profits of the infringer and actual losses to the rights owner. In the event that the damages from infringement are difficult to calculate, the statutory maximum compensation will be RMB 500,000 (about US $61,000), which may be a real deterrent in some cases. In addition, the trademark owner may apply to a competent court for preliminary injunction against ongoing or threatened trademark infringement before a lawsuit is initiated.

Patents

Patents in the PRC are governed by the China Patent Law and its Implementing Regulations (the “Patent Law”), each of which went into effect in 1985, amended versions of the Patent Law went into effect in 1992, 1993, 2001 and 2003, respectively. The latest amended version of the Patent Law was made on December 7, 2008 and will become effective on October 1, 2009.

The PRC patent system adopts the principle of first to file. This means that, where more than one person files a patent application for the same invention, a patent can only be granted to the person who first filed the application. Consistent with international practice, the PRC only allows the patenting of inventions or utility models that possess the characteristics of novelty, inventiveness and practical applicability. For a design to be patentable, it should not be identical with or similar to any design which, before the date of filing, has been publicly disclosed in publications in the country or abroad or has been publicly used in the country, and should not be in conflict with any prior right of another.

The PRC law defines patent infringement as the exploitation of a patent without the authorization of the patent holder. A patent holder who believes his patent is being infringed may file a civil suit or file a complaint with a PRC local Intellectual Property Administrative Authority, which may order the infringer to stop the infringing acts. Preliminary injunction may be issued by the PRC court upon the patentee’s or the interested parties’ request before instituting any legal proceedings or during the proceedings. Damages in the case of patent infringement is calculated as either the loss suffered by the patent holder arising from the infringement or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be reasonably determined in an amount ranging from one to three times of the license fee under a contractual license. In the case of false patents, if there is no license fee for reference, the damages may be reasonably determined in an amount ranging from RMB 10,000 to RMB 1,000,000.

Compliance with Circular 106 and the Revised M&A regulations

On October 21, 2005, SAFE issued “The circular of the State Administration of Foreign Exchange concerning relevant issues on the foreign exchange administration of raising funds through Overseas Special Purpose Vehicles and investing back in China by domestic residents” (“Notice 75”). On May 29, 2007, SAFE issued an official notice known as “Circular 106” to implement Notice 75, these rules require the owners of any PRC company to obtain approval from SAFE before establishing any offshore holding company structure in so-called “round-trip” investment transactions (a round-trip investment refers to an investment made by a PRC resident in a PRC enterprise through an offshore special purpose vehicle) for foreign financing as well as subsequent acquisition matters in the PRC. Likewise, on August 8, 2006, MOFCOM, joined by State-owned Assets Supervision and Administration Commission, State Administration of Taxation, SAIC, CSRC and SAFE, released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”) which imposed approval requirements from MOFCOM for “round-trip” investment transactions, including acquisitions in which equity was used as consideration.

Foreign Currency Exchange

Under the PRC foreign currency exchange regulations applicable to us, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of the PRC are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

Dividend Distributions

Under applicable PRC regulations, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a foreign-invested enterprise in the PRC are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends.

Approvals, Licenses and Certificates

We require a number of approvals, licenses and certificates in order to operate our business. Our principal approvals, licenses and certificates are set forth below.

Joway Group

•	Business License (No.120224000028519) issued by Tianjin City Administration of Industry and Commerce, valid from May 17, 2007 to May 16, 2022.

•	Social Insurance Register (No. 66033653) issued by Baodi Branch of Tianjin City Social Security Fund Management Centre, valid from September 2008 to August 2016.

•	Tax Registration Certificate (No. 120224660336538) issued by State Administration of Taxation and local administration of taxation in 2010.

•	Organization Code Certificate (Code: 66033653-8) issued by Tianjin Bureau of Quality and Technical Supervision, valid from November 30, 2009 to November 29, 2013.

Joway Technology

•	Business License (No.210100000007455 (1-1)) issued by Shenyang City Administration of Industry and Commerce, valid from March 28, 2007 to March 27, 2017.

•	Tax Registration Certificate (No. 210114798469376) issued by State Administration of Taxation and local administration of taxation in 2008.

•	Organization Code Certificate (Code: 79846937-6) issued by Shenyang Bureau of Quality and Technical Supervision, valid from August 21, 2007 to August 21, 2011.

•	Social Insurance Register (No. 210114955931) issued by Ministry of Human Resources and Social Security of Liaoning Province.

Joway Decoration

•	Business License (No.120224000040629) issued by Baodi Branch City Administration of Industry and Commerce, valid from April 22, 2009 to April 21, 2019.

•	Tax Registration Certificate (No. 120224687710841) issued by State Administration of Taxation and local administration of taxation in 2010.

•	Organization Code Certificate (Code: 68771084-1) issued by Tianjin Bureau of Quality and Technical Supervision, valid from April 22, 2009 to April 21, 2013.

•	Social Insurance Register (No. 68771084) issued by Baodi Branch of Tianjin City Social Security Fund Management Centre, valid from August 2010 to July 2018.

Shengtang Trading

•	Business License (No.120104000125590) issued by Nankai Branch of Tianjin City Administration of Industry and Commerce, valid from September 18, 2009 to September 17, 2029.

•	Tax Registration Certificate (No. 120104694072753) issued by State Administration of Taxation and local administration of taxation in 2009.

•	Organization Code Certificate (Code: 69407275-3) issued by Tianjin Bureau of Quality and Technical Supervision, valid from September 22, 2009 to September 21, 2013.

•	Social Insurance Register (No. 69407275) issued by Nankai Branch of Tianjin City Social Security Fund Management Centre, valid from February 2010 to January 2018.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this report before deciding to invest in our common stock.

Risks Related To Our Business

The purchase of many of our products is discretionary, and may be particularly affected by adverse trends in the general economy; therefore challenging economic conditions may make it more difficult for us to generate revenue.

Our business is affected by global, national and local economic conditions since many of the products we sell are discretionary and we depend, to a significant extent, upon a number of factors relating to discretionary consumer spending in the PRC. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation in regional and local markets in the PRC where we sell such products. There can be no assurance that consumer spending on the products we sell, will not be adversely affected by changes in general economic conditions in the PRC and globally.

The success of our business depends on our ability to market and advertise the products we sell effectively.

Our ability to establish effective marketing and advertising campaigns is the key to our success. Our advertisements promote our corporate image, our merchandise and the pricing of such products. If we are unable to increase awareness of our brands and our products, we may not be able to attract new customers. Our marketing activities may not be successful in promoting the products we sell or pricing strategies or in retaining and increasing our customer base. We cannot assure you that our marketing programs will be adequate to support our future growth, which may result in a material adverse effect on our results of operations.

If we fail to maintain optimal inventory levels, our inventory holding costs could increase or cause us to lose sales, either of which could have a material adverse effect on our business, financial condition and results of operations.

While we must maintain sufficient inventory levels to operate our business successfully and meet our customers’ demands, we must be careful to avoid amassing excess inventory. Changing consumer demands, manufacturer backorders and uncertainty surrounding new product launches expose us to increased inventory risks. Demand for products can change rapidly and unexpectedly, including the time between when the product is ordered from the supplier to the time it is offered for sale. We carry a wide variety of products and must maintain sufficient inventory levels of the products we sell. We may be unable to sell certain products in the event that consumer demand changes. Our inventory holding costs will increase if we carry excess inventory. However, if we do not have a sufficient inventory of a product to fulfill customer orders, we may lose orders or customers, which may adversely affect our business, financial condition and results of operations. We cannot assure you that we can accurately predict consumer demand and events and avoid over-stocking or under-stocking products.

We may not be able to optimize the management of our distribution network or be successful in expanding our distribution network.

We sell our products to our customers mainly through our franchise stores across the PRC. Any disruption in the operation of our franchise stores distribution network could result in higher costs or longer lead times associated with distributing our products. In addition, as it is difficult to predict accurate sales volumes in our industry, we may be unable to optimize our distribution activities, which may result in excess or insufficient inventory, warehousing, fulfillment of logistics or value-added services, or distribution capacity. In addition, failure to effectively control product damage or spoilage during the distribution process could decrease our operating margins and reduce our profitability.

If all or a significant portion of our customers with accounts receivables fail to pay all or part of the trade receivables or delay the repayment, our net income will decrease and our profitability will be adversely affected.

We had accounts receivables of approximately $57,532 as of December 31, 2009. There is no assurance that our accounts receivables will be fully repaid on a timely basis. If all or a significant portion of our customers with accounts receivables fail to pay all or part of the accounts receivables or delay the payment due to us for whatever reason, our net profit will decrease and our profitability will be adversely affected.

Our operations would be adversely affected if third-party carriers were unable to transport our products on a timely basis.

Some of our products are shipped through third party carriers. If a strike or other event prevented or disrupted these carriers from transporting our products, other carriers may be unavailable or may not have the capacity to deliver our products to our customers. If adequate third party sources to ship our products were unavailable at any time, our business would be adversely affected.

Certain disruptions in supply of and changes in the competitive environment for our products may adversely affect our profitability.

A significant disruption in the supply of the raw material could decrease inventory levels and sales, and materially adversely affect our business and financial results. Shortages of products or interruptions in transportation systems, labor strikes, work stoppages, war, acts of terrorism or other interruptions or difficulties in the employment of labor or transportation in the markets in which we purchase raw materials may adversely affect our ability to maintain sufficient inventories of our products to meet consumer demand. If we were to experience a significant or prolonged shortage of products from any of our suppliers and could not procure the products from other sources, we would be unable to meet customer demand, which, in turn, would adversely affect our sales, margins and customer relations.

If we are unable to renew the leases of any of our property, our operations may be adversely affected.

We do not directly own any land use rights over the properties we lease. We may lose our leases or may not be able to renew them when they are due on terms that are reasonable or favorable to us. This may have adverse impact on our operations, including disrupting our operations or increasing our cost of operations.

Counterfeit products sold in the PRC could negatively impact our revenues, brand reputation, business and results of operations.

The products we sell are also subject to competition from counterfeit products, which are healthcare products manufactured without proper licenses or approvals and are fraudulently mislabeled with respect to their content and/or manufacturer. Counterfeit products are generally sold at lower prices than authentic products due to their low production costs, and in some cases are very similar in appearance to authentic products. Although the PRC government has recently been increasingly active in policing counterfeit products, including counterfeit healthcare products, there is a lack of effective counterfeit product regulation control and enforcement systems in the PRC. The proliferation of counterfeit products has grown in recent years and may continue to grow in the future. Despite our implementation of quality controls, we cannot assure you that we would not be distributing or selling counterfeit products inadvertently. Any accidental sale or distribution of counterfeit products can subject our company to fines, administrative penalties, litigation and negative publicity, which could negatively impact our revenues, brand reputation, business and results of operations. Moreover, the continued proliferation of counterfeit products and other products in recent years may reinforce the negative image of retailers among consumers in the PRC. The continued proliferation of counterfeit products in the PRC could have a material adverse effect on our business, financial condition, and results of operation.

The required certificates, permits, and licenses related to our operations are subject to governmental control and renewal and failure to obtain renewal will cause all or part of our operations to be terminated.

We are subject to various PRC laws and regulations pertaining to our manufacture and sales of healthcare products. We have attained certificates, permits, and licenses required for the operation of a healthcare products manufacturer and distributor. We cannot assure you that we will have all necessary permits, certificates and authorizations for the operation of our business at all times. Additionally, our certifications, permits and authorizations are subject to periodic renewal by the relevant government authorities. We intend to apply for renewal of these certificates, permits and authorizations prior to their expiration. During the renewal process, we will be re-evaluated by the appropriate governmental authorities and must comply with the then prevailing standards and regulations which may change from time to time. In the event that we are not able to renew the certificates, permits and licenses, all or part of our operations may be terminated. Furthermore, if escalating compliance costs associated with governmental standards and regulations restrict or prohibit any part of our operations, it may adversely affect our operations and profitability.

If we become subject to product liability claims, personal injury claims or defective products our business may be harmed.

We will be exposed to risks inherent in the manufacture and sales of healthcare products, such as the unintentional distribution of counterfeit healthcare products. Furthermore, we may sell products which inadvertently have an adverse effect on the health of individuals. Product liability claims may be asserted against us. Any product liability claim, product recall, adverse side effects caused by improper use of the products we sell or manufacturing defects may result in adverse publicity regarding us and the products we sell, which would harm our reputation. If we are found liable for product liability claims, we could be required to pay substantial monetary damages. Furthermore, even if we successfully defend ourselves against this type of claim, we could be required to spend significant management, financial and other resources, which could disrupt our business, and our reputation and our brand name may also suffer. In addition, we do not have any business interruption insurance due to the limited coverage of any business interruption insurance in the PRC, and as a result, any business disruption or natural disaster could severely disrupt our business and operations and significantly decrease our revenue and profitability.

The failure to manage growth effectively could have an adverse effect on our employee efficiency, product quality, working capital levels, and results of operations.

Any significant growth in the market for our products or our entry into new markets may require an expansion of our employee base for managerial, operational, financial, and other purposes. As of the date of this Report, we had approximately 128 full time employees. During any growth, we may face problems related to our operational and financial systems and controls, including quality control and delivery and service capacities. We would also need to continue to expand, train and manage our employee base. Continued future growth will impose significant added responsibilities upon the members of management to identify, recruit, maintain, integrate, and motivate new employees.

Aside from increased difficulties in the management of human resources, we may also encounter working capital issues, as we will need increased liquidity to finance the purchase of raw materials and supplies, development of new products, and the hiring of additional employees. For effective growth management, we will be required to continue improving our operations, management, and financial systems and controls. Our failure to manage growth effectively may lead to operational and financial inefficiencies that will have a negative effect on our profitability. We cannot assure investors that we will be able to timely and effectively meet that demand and maintain the quality standards required by our existing and potential customers.

If we need additional capital to fund our growing operations, we may not be able to obtain sufficient capital and may be forced to limit the scope of our operations.

If adequate additional financing is not available on reasonable terms, we may not be able to undertake our expansion plan, purchase additional equipment for our operations and we would have to modify our business plans accordingly. There is no assurance that additional financing will be available to us.

In connection with our growth strategies, we may experience increased capital needs and accordingly, we may not have sufficient capital to fund our future operations without additional capital investments. Our capital needs will depend on numerous factors, including (i) our profitability; (ii) the release of competitive products by our competitors; (iii) the level of our investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. We cannot assure you that we will be able to obtain capital in the future to meet our needs.

If we cannot obtain additional funding, we may be required to: (i) limit our investments in research and development; (ii) limit our marketing efforts; and (iii) decrease or eliminate capital expenditures. Such reductions could materially adversely affect our business and our ability to compete.

Even if we do find a source of additional capital, we may not be able to negotiate terms and conditions for receiving the additional capital that are acceptable to us. Any future capital investments could dilute or otherwise materially and adversely affect the holdings or rights of our existing shareholders. In addition, new equity or convertible debt securities issued by us to obtain financing could have rights, preferences and privileges senior to our common stock. We cannot give you any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us.

We are dependent on certain key personnel and loss of these key personnel could have a material adverse effect on our business, financial condition and results of operations.

Our success is, to a certain extent, attributable to the management, sales and marketing, and operational and technical expertise of certain key personnel. In addition, we will require an increasing number of experienced and competent executives and other members of senior management to implement our growth plans. We do not maintain key-man insurance for members of our management team because it is not a customary practice in the PRC. If we lose the services of any member of our senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects.

We are dependent on a trained workforce and any inability to retain or effectively recruit such employees, particularly distribution personnel and regional retail managers for our business, could have a material adverse effect on our business, financial condition and results of operations.

We must attract, recruit and retain a sizeable workforce of qualified and trained staff to operate our business. Our ability to implement effectively our business strategy and expand our operations will depend upon, among other factors, the successful recruitment and retention of highly skilled and experienced distribution personnel, regional retail managers and other technical and marketing personnel. There is significant competition for qualified personnel in our business and we may not be successful in recruiting or retaining sufficient qualified personnel consistent with our current and future operational needs.

Our Chinese operating companies maintained their books and records in accordance with the PRC GAAP and, as a result, it involves a risk of accuracy when our personnel convert the financial statements to U.S. GAAP.

Under PRC law, our operating companies in China are required to maintain their books and records in accordance with PRC GAAP. We do not retain an outside accounting firm or consultant to prepare our financial statements or to evaluate our internal controls over financial reporting. Our Financial Manager prepares the U.S. GAAP financial statements and converts the financial statements prepared under PRC GAAP into U.S. GAAP. Our CFO is responsible for supervising the preparation of our financial statements under PRC GAAP and for reviewing such financial statements to ensure their accuracy and completeness. In addition, he is responsible for reviewing the adjustments made to the financial statements to convert them into U.S. GAAP for SEC reporting requirements. Our CFO and CEO are responsible for evaluating the effectiveness of our internal controls over financial reporting.

Our Company is only beginning to adopt the necessary financial reporting concepts and practices, including strong corporate governance, internal controls and, computer, financial and other control systems. Most of our accounting and finance staff are not educated and trained in U.S. GAAP and SEC reporting requirements, and we may have difficulty hiring new employees in the PRC with such training. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet SEC reporting requirements. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls, which could impact the reliability of our financial statements and prevent us from complying with SEC rules and regulations and the requirements of the Sarbanes-Oxley Act of 2002. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

Our financial results may fluctuate because of many factors and, as a result, investors should not rely on our historical financial data as indicative of future results.

Fluctuations in operating results or the failure of operating results to meet the expectations of public market analysts and investors may negatively impact the market price of our securities. Operating results may fluctuate in the future due to a variety of factors that could affect revenues or expenses in any particular quarter. Fluctuations in operating results could cause the value of our securities to decline. Investors should not rely on comparisons of results of operations as an indication of future performance. As result of the factors listed below, it is possible that in future periods results of operations may be below the expectations of public market analysts and investors. This could cause the market price of our securities to decline. Factors that may affect our quarterly results include:

•	vulnerability of our business to a general economic downturn in the PRC;

•	fluctuation and unpredictability of the prices of the products we sell;

•	changes in the laws of the PRC that affect our operations;

•	competition from other healthcare products manufacturers and distributors; and

•	our ability to obtain necessary government certifications and/or licenses to conduct our business.

We are dependent of certain suppliers and a failure to continue to obtain our supplies from such suppliers may adversely affect our business.

We do not have any long-term supply contracts with our raw materials suppliers. Any significant fluctuation in price of our raw materials could have a material adverse effect on the manufacturing cost of our products. We are subject to market conditions and although raw materials are generally available and we have not experienced any raw materials shortage in the past, we cannot assure you that the necessary materials will continue to be available to us at prices currently in effect or acceptable to us.

We may have limited options in the short-term for alternative supplies if our suppliers fail for any reason, including their business failure or financial difficulties, to continue the supply of raw materials. Moreover, identifying and accessing alternative sources may increase our costs.

We do not own any trademarks we currently use in our business. Any failure to continue using these trademarks may affect our business in that any goodwill and brand recognition may be lost.

We do not own any trademarks we use. The trademarks we use currently are “Joway” and “Xi” trademarks which are owned by our President, Chief Executive Officer and director, Jinghe Zhang and Shenyang Joway, respectively. Pursuant to a license agreement between our Company and Jinghe Zhang dated December 1, 2009, the term of using the “Joway” trademark is from December 1, 2009 to November 30, 2019. Pursuant to a license agreement between our company and Shenyang Joway dated December 1, 2009, the term of using the “Xi” trademark is from December 1, 2009 to November 30, 2018. We do not have to pay any license fee to Jinghe Zhang and Shenyang Joway for the use of the trademarks. There is no assurance that we may continue using these trademarks on the expiration of the license agreement or that we will be allowed to use in on terms favorable to use. Any failure to continue using this trademark may affect our business in that any brand recognition may be lost.

Risks Related to Conducting Business in the PRC

Our operations are subject to PRC laws and regulations that are sometimes vague and uncertain. Any changes in such PRC laws and regulations, or the interpretations thereof, may have a material and adverse effect on our business.

The PRC’s legal system is a civil law system based on written statutes. Unlike the common law system prevalent in the United States, decided legal cases have little value as precedent in the PRC. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including but not limited to, the laws and regulations governing our business, or the enforcement and performance of our arrangements with customers in the event of the imposition of statutory liens, death, bankruptcy or criminal proceedings. The PRC government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and judicial interpretation and their lack of authority as precedents, interpretation and enforcement of these laws and regulations involve significant uncertainties. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

Our principal operating subsidiaries are regarded as foreign invested enterprises (“FIE”s) under PRC laws, and as a result are required to comply with PRC laws and regulations, including laws and regulations specifically governing the activities and conduct of FIEs. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our businesses. If the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;

•	revoking our business license, other licenses or authorities;

•	requiring that we restructure our ownership or operations; and

•	requiring that we discontinue any portion or all of our business.

New labor law in the PRC may adversely affect our results of operations.

On January 1, 2008, the PRC government promulgated the Labor Contract Law of the PRC, or the New Labor Contract Law. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it may require certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

We may not be able to comply with applicable Good Manufacture Practice (“GMP”) requirements and other regulatory requirements, which could have a material adverse effect on our business, financial condition and results of operations.

We are required to comply with applicable GMP regulations, which include requirements relating to quality control and quality assurance as well as corresponding maintenance, record-keeping and documentation standards. Manufacturing facilities must be approved by governmental authorities before we use them to commercially manufacture our products and are subject to inspection by regulatory agencies. If we fail to comply with applicable regulatory requirements, including following any product approval, we may be subject to sanctions, including:

•	fines;

•	product recalls or seizure;

•	injunctions;

•	refusal of regulatory agencies to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; or

•	criminal prosecution.

If we fail to protect our intellectual property rights, it could harm our business and competitive position.

Our business relies in part on intellectual properties to stay competitive in the market place. We rely on a combination of trademark laws, patent law, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property rights and the obligations we have to third parties from whom we license intellectual property rights. Nevertheless, these afford only limited protection and policing unauthorized use of proprietary technology can be difficult and expensive. In addition, intellectual property rights historically have not been enforced in the PRC to the same extent as in the United States, and intellectual property theft presents a serious risk in doing business in the PRC. We may not be able to detect unauthorized use of, or take appropriate steps to enforce our intellectual property rights and this could have a material adverse effect on our business, operating results and financial condition.

Under the new EIT Law, we may be classified a “resident enterprise” for PRC tax purposes, which may subject us to PRC enterprise income tax for any dividends we receive from our PRC Operating Entities and to PRC income tax withholding for any dividends we pay to our non-PRC shareholders.

On March 16, 2007, the National People’s Congress (“NPC”) promulgated the Law of the People’s Republic of China on Enterprise Income Tax, or the new EIT Law, which became effective on January 1, 2008. In accordance with the new EIT Law, the corporate income tax rate is set at 25% for all enterprises. However, certain industries and projects, such as FIEs, may enjoy favorable tax treatment pursuant to the new EIT Law and its implementing rules.

Under the new EIT Law, an enterprise established outside of the PRC whose “de facto management bodies” are located in the PRC is considered a “resident enterprise” and is subject to the 25% enterprise income tax rate on its worldwide income. The new EIT Law and its implementing rules are relatively new, and currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore, it is unclear how tax authorities will determine the tax residency of enterprises established outside of the PRC.

Most of our management is currently based in the PRC. If the PRC tax authorities determine that our U.S. holding company is a “resident enterprise” for PRC enterprise income tax purposes, we may be subject to an enterprise income tax rate of 25% on our worldwide taxable income. The “resident enterprise” classification also could subject us to a 10% withholding tax on any dividends we pay to our non-PRC shareholders if the relevant PRC authorities determine that such income is PRC-sourced income. In addition to the uncertainties regarding the interpretation and application of the new “resident enterprise” classification, the new EIT Law may change in the future, possibly with retroactive effect. If we are classified as a “resident enterprise” and we incur these tax liabilities, our net income will decrease accordingly.

Our ability to pay dividends is restricted by PRC laws.

Our ability to pay dividends is primarily dependent on receiving distributions of funds from our PRC Operating Entities. Relevant PRC statutory laws and regulations permit payments of dividends by our PRC Operating Entities only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. The results of operations reflected in the financial statements prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”) differ from those reflected in the statutory financial statements of our PRC Operating Entities.

The principal laws, rules and regulations governing dividends paid by our PRC Operating Entities include the Company Law of the PRC, Wholly Foreign Owned Enterprise Law and its Implementation Rules. Under these laws and regulations, our PRC Operating Entities are required to set aside at least 10% of their after-tax profit based on PRC accounting standards each year to its statutory surplus reserve fund until the accumulative amount of such reserve reaches 50% of their respective registered capital. These reserve funds are recorded as part of shareholders’ equity but are not available for distribution to shareholders other than in the case of liquidation. As a result of this requirement, the amount of net income available for distribution to shareholders will be limited.

Our business is subject to a variety of environmental laws and regulations. Our failure to comply with environmental laws and regulations may have a material adverse effect on our business and results of operations.

Since the beginning of the 1980s, the PRC has formulated and implemented a series of environmental protection laws and regulations. Our operations are subject to these environmental protection laws and regulations in the PRC. These laws and regulations impose fees for the discharge of waste substances, permit the levy of fines and claims for damages for serious environmental offences and allow the PRC government, at its discretion, to close any facility that fails to comply with orders requiring it to correct or stop operations causing environmental damage. Our operations are in compliance with PRC environmental regulations in all material aspects. The PRC government has taken steps and may take additional steps towards more rigorous enforcement of applicable environmental laws, and towards the adoption of more stringent environmental standards. If the PRC national or local authorities enact additional regulations or enforce current or new regulations in a more rigorous manner, we may be required to make additional expenditures on environmental matters, which could have an adverse impact on our financial condition and results of operations. In addition, environmental liability insurance is not common in the PRC. Therefore, any significant environmental liability claims successfully brought against us would adversely affect our business, financial condition and results of operations.

PRC regulations relating to acquisitions of PRC companies by foreign entities may create regulatory uncertainties that could restrict or limit our ability to operate, including our ability to pay dividends.

On August 8, 2006, the PRC Ministry of Commerce (“MOFCOM”), joined by the State-owned Assets Supervision and Administration Commission of the State Council, the State Administration of Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”), released a substantially amended version of the Provisions for Foreign Investors to Merge with or Acquire Domestic Enterprises (the “Revised M&A Regulations”), which took effect on September 8, 2006. These new rules significantly revised the PRC’s regulatory framework governing onshore-to-offshore restructurings and foreign acquisitions of domestic enterprises. These new rules signify greater PRC government attention to cross-border merger, acquisition and other investment activities, by confirming MOFCOM as a key regulator for issues related to mergers and acquisitions in the PRC and requiring MOFCOM approval of a broad range of merger, acquisition and investment transactions. Further, the new rules establish reporting requirements for acquisition of control by foreigners of companies in key industries, and reinforce the ability of the PRC government to monitor and prohibit foreign control transactions in key industries.

These rules may significantly affect the means by which offshore-onshore restructurings are undertaken in the PRC in connection with offshore private equity and venture capital financings, mergers and acquisitions. It is expected that such transactional activity in the PRC in the near future will require significant case-by-case guidance from MOFCOM and other government authorities as appropriate. It is anticipated that application of the new rules will be subject to significant administrative interpretation, and we will need to closely monitor how MOFCOM and other ministries apply the rules to ensure its domestic and offshore activities continue to comply with PRC laws. Given the uncertainties regarding interpretation and application of the new rules, we may need to expend significant time and resources to maintain compliance. It is uncertain how our business operations or future strategy will be affected by the interpretations and implementation of the SAFE notices and new rules. Our business operations or future strategy could be adversely affected by the SAFE notices and the new rules. For example, we may be subject to more stringent review and approval processes with respect to our foreign exchange activities.

The foreign currency exchange rate between U.S. dollars and Renminbi (“RMB”) could adversely affect our reported financial results and condition.

To the extent that we need to convert U.S. dollars into RMB for our operational needs, our financial position and the price of our common stock may be adversely affected should RMB appreciate against U.S. dollar at that time. Conversely, if we decide to convert our RMB into U.S. dollars for the operational needs or paying dividends on our common stock, the dollar equivalent of our earnings from our subsidiaries in the PRC would be reduced should U.S. dollar appreciate against RMB.

Until 1994, RMB experienced a gradual but significant devaluation against most major currencies, including dollars, and there was a significant devaluation of RMB on January 1, 1994 in connection with the replacement of the dual exchange rate system with a unified managed floating rate foreign exchange system. Since 1994, the value of RMB relative to U.S. dollar has remained stable and has appreciated slightly against U.S. dollar. Countries, including the United States, have argued that RMB is artificially undervalued due to the PRC’s current monetary policies and have pressured the PRC to allow RMB to float freely in world markets. In July 2005, the PRC government changed its policy of pegging the value of RMB to the U.S. dollar. Under the new policy, RMB is permitted to fluctuate within a narrow and managed band against a basket of designated foreign currencies. While the international reaction to RMB revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in further and more significant appreciation of RMB against the dollar.

Restrictions on currency exchange may limit our ability to utilize our revenues effectively and the ability of our PRC Operating Entities to obtain financing.

Substantially all of our revenues and operating expenses are denominated in RMB. Restrictions on currency exchange imposed by the PRC government may limit our ability to utilize revenues generated in RMB to fund our business activities outside the PRC, if any, or expenditures denominated in foreign currencies. Under current PRC regulations, RMB may be freely converted into foreign currency for payments relating to “current account transactions,” which include among other things dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Our PRC Operating Entities may also retain foreign exchange in their respective current account bank accounts, subject to a cap set by SAFE or its local counterpart, for use in payment of international current account transactions.

However, conversion of RMB into foreign currencies and of foreign currencies into RMB, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the RMB for capital account transactions could affect the ability of our PRC Subsidiary to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us.

In August 2008, SAFE promulgated Circular 142, a notice regulating the conversion by FIEs of foreign currencies into RMB by restricting how the converted RMB may be used. Circular 142 requires that RMB converted from the foreign currency-denominated capital of a FIE may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC unless specifically provided for otherwise. In addition, SAFE strengthened its oversight over the flow and use of RMB funds converted from the foreign currency-denominated capital of a FIE. The use of such RMB may not be changed without approval from SAFE, and may not be used to repay RMB loans if the proceeds of such loans have not yet been used. Violations of Circular 142 may result in severe penalties, including substantial fines as set forth in the SAFE rules.

Any existing and future restrictions on currency exchange may affect the ability of our PRC Subsidiary or affiliated entity to obtain foreign currencies, limit our ability to utilize revenues generated in RMB to fund our business activities outside the PRC that are denominated in foreign currencies, or otherwise materially and adversely affect our business.

We may be exposed to liabilities under the Foreign Corrupt Practices Act and Chinese anti-corruption laws, and any determination that we violated these laws could have a material adverse effect on our business.

We are subject to the Foreign Corrupt Practice Act, or FCPA, and other laws that prohibit improper payments or offers of payments to foreign governments and their officials and political parties by U.S. persons and issuers as defined by the statute, for the purpose of obtaining or retaining business. We have operations, agreements with third parties and we make all of our sales in China. The PRC also strictly prohibits bribery of government officials. Our activities in China create the risk of unauthorized payments or offers of payments by the employees, consultants, sales agents or distributors of our company and its affiliate, even though they may not always be subject to our control. It is our policy to implement safeguards to discourage these practices by our employees, and we have implemented a policy to comply specifically with the FCPA. In spite of these efforts, our existing safeguards and any future improvements may prove to be less than effective, and the employees, consultants, sales agents or distributors of our company and its affiliate may engage in conduct for which we might be held responsible. Violations of the FCPA or Chinese anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition. In addition, the U.S. government may seek to hold our company liable for successor liability FCPA violations committed by companies in which we invest or that we acquire.

If we make equity compensation grants to persons who are PRC citizens, they may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt an equity compensation plan for our directors and employees and other parties under PRC law.

On April 6, 2007, SAFE issued the Operating Procedures for Administration of Domestic Individuals Participating in the Employee Stock Ownership Plan or Stock Option Plan of An Overseas Listed Company, also known as Circular 78. It is not clear whether Circular 78 covers all forms of equity compensation plans or only those which provide for the granting of stock options. For any plans which are so covered and are adopted by a non-PRC listed company after April 6, 2007, Circular 78 requires all participants who are PRC citizens to register with and obtain approvals from SAFE prior to their participation in the plan. In addition, Circular 78 also requires PRC citizens to register with SAFE and make the necessary applications and filings if they participated in an overseas listed company’s covered equity compensation plan prior to April 6, 2007. We intend to adopt an equity compensation plan in the future and make option grants to our officers and directors, most of whom are PRC citizens. Circular 78 may require our officers and directors who receive option grants and are PRC citizens to register with SAFE. We believe that the registration and approval requirements contemplated in Circular 78 will be burdensome and time consuming. If it is determined that any of our equity compensation plans is subject to Circular 78, failure to comply with such provisions may subject us and participants of our equity incentive plan who are PRC citizens to fines and legal sanctions and prevent us from being able to grant equity compensation to our PRC employees. In that case, our ability to compensate our employees and directors through equity compensation would be hindered and our business operations may be adversely affected.

Any recurrence of severe acute respiratory syndrome (“SARS”), Avian Flu, or another widespread public health problem in the PRC could adversely affect our operations.

A renewed outbreak of SARS, Avian Flu or another widespread public health problem in the PRC, where all of our businesses are located and where all of our sales occur, could have a negative effect on our operations. Our businesses are dependent upon our ability to continue to efficiently distribute and sell our products. Such an outbreak could have an impact on our operations as a result of:

•	quarantines or closure of our distribution center, which would severely disrupt our operations,

•	the sickness or death of our key officers and employees, and

•	a general slowdown in the PRC economy.

Any of the foregoing events or other unforeseen consequences of public health problems could adversely affect our operations.

Adverse changes in political, economic and other policies of the PRC government could have a material adverse effect on the overall economic growth of the PRC, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in the PRC, and all of our sales are currently made in the PRC. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in the PRC. The PRC economy differs from the economies of most developed countries in many respects, including:

•	the extent of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	the allocation of resources;

•	an evolving regulatory system; and

•	lack of sufficient transparency in the regulatory process.

While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The PRC economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in the PRC are still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over PRC economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the PRC economy could result in decreased expenditures by the users of our products, which in turn could reduce demand for our products.

Moreover, the political relationship between the United States, Europe, or other Asian nations and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of foreign relations are difficult to predict and could adversely affect our operations or cause our products to become less attractive. This could lead to a decline in our profitability.

Any adverse change in the economic conditions or government policies in the PRC could have a material adverse effect on overall economic growth and the level of healthcare investments and expenditures in the PRC, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our businesses.

Because our business is located in the PRC, we may have difficulty establishing adequate management, legal and financial controls, which are required in order to comply with United States securities laws.

PRC companies have historically not adopted a Western style of management and financial reporting concepts and practices, which includes strong corporate governance, internal controls and, computer, financial and other control systems. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls as required under Section 404 of the Sarbanes-Oxley Act of 2002. This may result in significant deficiencies or material weaknesses in our internal controls which could impact the reliability of its financial statements and prevent us from complying with the rules and regulations promulgated by the Securities Exchange Commission (the “SEC”) and the requirements of the Sarbanes-Oxley Act of 2002 (“SOX”). Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our business.

Investors may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in the PRC based upon United States laws, including the federal securities laws or other foreign laws against us or our management.

All of our current business operations are conducted in the PRC. Moreover, all of our directors and officers are nationals and residents of the PRC. All the assets of these persons are located outside the United States and in the PRC. As a result, it may not be possible to effect service of process within the United States or elsewhere outside the PRC upon these persons. In addition, uncertainty exists as to whether the PRC courts would recognize or enforce judgments of United States courts obtained against us or such officers and/or directors predicated upon the civil liability provisions of the securities laws of the United States or any state thereof, or be competent to hear original actions brought in the PRC against us or such persons predicated upon the securities laws of the United States or any state thereof.

If we are found to be in violation of current or future PRC laws, rules or regulations regarding the legality of foreign investment in the PRC with respect to our ownership structure, we could be subject to severe penalties.

We currently conduct business operations solely in the PRC through our subsidiaries, in which we hold 100% equity ownership interest. We are a Texas corporation. As a result, our subsidiaries in the PRC are regarded as FIEs under PRC law and we are subject to PRC law limitations on foreign ownership of PRC companies. There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations, including, but not limited to, the laws and regulations governing our healthcare products distribution and production businesses.

Accordingly, it is possible that the relevant PRC authorities could, at any time, assert that any portion of our existing or future ownership structure and businesses violate existing or future PRC laws, regulations or policies. It is also possible that the new laws or regulations governing our business operations in the PRC that have been adopted or may be adopted in the future will prohibit or restrict foreign investment in, or other aspects of, any of our PRC Operating Entities’ and our current or proposed businesses and operations. The effectiveness of newly enacted laws, regulations or amendments may be delayed, resulting in detrimental reliance by foreign investors. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively.

The PRC government has broad discretion in dealing with violations of laws and regulations, including:

•	levying fines;

•	confiscating our income;

•	revoking business and other licenses;

•	requiring us to discontinue any portion or all of our business;

•	requiring us to restructure our ownership structure or operations; and

•	requiring actions necessary for compliance.

In particular, licenses and permits issued or granted to us by relevant governmental bodies may be revoked at a later time by higher regulatory bodies. We cannot predict the effect of the interpretation of existing or new PRC laws or regulations on our businesses. We cannot assure you that our current ownership and operating structure would not be found in violation of any current or future PRC laws or regulations. As a result, we may be subject to sanctions, including fines, and could be required to restructure our operations or cease to provide certain services. Any of these or similar actions could significantly disrupt our business operations or restrict us from conducting a substantial portion of our business operations, which, in turn, could materially and adversely affect our business, financial condition and results of operations.

Risks Relating to Investment in Our Securities

An active public market for our common stock may not develop or be sustained, which would adversely affect the ability of our investors to sell their securities in the public market.

We cannot predict the extent to which an active public market for our common stock will develop or be sustained.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

Holders of a significant number of our shares and/or their designees may be eligible to sell our shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act (“Rule 144”), subject to certain limitations. In general, pursuant to Rule 144, a non-affiliate stockholder (or stockholders whose shares are aggregated) who has satisfied a six-month holding period, and provided that there is current public information available, may sell all of its securities. Rule 144 also permits the sale of securities, without any limitations, by a non-affiliate that has satisfied a one-year holding period. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

If we fail to maintain effective internal controls, we may not be able to accurately report our financial results or prevent fraud, and our business, financial condition, results of operations and reputation could be materially and adversely affected.

We will become a public company upon completion of the private placement and our internal control will be essential to the integrity of our business and financial results. Our public reporting obligations are expected to place a strain on our management, operational and financial resources and systems in the foreseeable future. In preparation for this offering, we have implemented measures to enhance our internal controls, and plan to take steps to further improve our internal controls. If we encounter difficulties in improving our internal controls and management information systems, we may incur additional costs and management time in meeting our improvement goals. We cannot assure you that the measures taken to improve our internal controls will be effective. If we fail to maintain effective internal controls in the future, our business, financial condition, results of operations and reputation may be materially and adversely affected.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including SOX and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

We do not foresee paying cash dividends in the near future.

We do not plan to declare or pay any cash dividends on our shares of common stock in the foreseeable future and currently intend to retain any future earnings for funding growth. As a result, investors should not rely on an investment in our securities if they require the investment to produce dividend income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OFOPERATION

The following discussion should be read in conjunction with our consolidated financial statements and notes to those consolidated financial statements, included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk factors” and elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS:

Certain statements made in this report may constitute “forward-looking statements on our current expectations and projections about future events.” These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases you can identify forward-looking statements by some words such as “may,” “should,” “potential,” “continue,” “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” and similar expressions. These statements are based on our current beliefs, expectations, and assumptions and are subject to a number of risks and uncertainties. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. These forward-looking statements are made as of the date of this report, and we assume no obligation to update these forward-looking statements whether as a result of new information, future events, or otherwise, other than as required by law. In light of these assumptions, risks, and uncertainties, the forward-looking events discussed in this report might not occur and actual results and events may vary significantly from those discussed in the forward-looking statements.

OVERVIEW

General

We research, develop, manufacture and market tourmaline products, including healthcare knit goods, daily healthcare and personal care products, and activated water machine and wellness house products. We conduct all of our operations in Tianjin, China and distribute most of our products to more than 200 franchisees in China. Our franchisees, in turn, sell the products to their customers. All of our revenues to date have been generated by sales to customers located in the PRC.

All of our operations are conducted through Joway Group and its three subsidiaries, Joway Technology, Joway Decoration and Shengtang Trading. Joway Group engages in manufacturing and distributing tourmaline healthcare knit goods, daily healthcare and personal care products. Joway Technology and Joway Decoration engage in manufacturing and distributing activated water machines and wellness house products. Shengtang Trading engages in purchasing raw materials, which it sells to Joway Group and Joway Decoration.

Prior to 2009, the wellness house and activated water machine segment had been the principal source of our revenue and operating income. In 2007, we began to diversify our business and commenced the construction of our manufacturing center in Baodi, Tianjin for healthcare knit products and daily healthcare and personal care products. We began selling our healthcare knit products and our daily healthcare and personal care products in December 2008.

Beginning in 2009, our healthcare knit products segment became our principal revenue contributing segment. During 2009 and the first half of 2010, revenues from healthcare knit products were $1.7 million, or 55.4% of total revenues and $1.4 million, or 62% of total revenues, respectively. In fiscal 2011 and beyond, we plan to develop more varieties of healthcare knit products and we believe that this segment will continue to be our principal revenue contributing segment in 2011.

In 2009 and the first half of 2010, approximately 16% and 20.6% of our revenue, respectively, were derived from the daily healthcare and personal care products segment. Sales of daily healthcare and personal care products increased gradually, from approximately $247,932 during the last six months of 2009 to approximately $478,320 for the first six months of 2010. We are currently conducting research on the feasibility of a tourmaline diet supplement which we believe could provide significant marketing opportunities for the company if it is successfully developed.

During fiscal 2008, the wellness house and activated water machine segment provided most of the Company’s revenues. This segment contributed 96.5% of revenue during that year. During 2007, in the early stages of the Company’s operations, this was the Company’s only segment. With the Company’s subsequent emphasis on expanding the healthcare knit goods segment and daily healthcare and personal care segment, the percent of revenue derived from the wellness house and activated water machine segment declined to 28.5% and 17.4%, respectively, for the year of 2009 and the first half year of 2010, despite an increase in segment sales. In 2010, the model of our wellness house for family use was increased from 2 kinds to 5 kinds to meet customer demand. We intend to develop more models of our wellness house for family use in the future.

Commencing in 2009, we fostered a franchise network to which we distribute our healthcare knit goods, daily healthcare products and personal care products. Through these franchisees, we opened our tourmaline market in healthcare knit goods segment and daily healthcare and personal care segment, especially healthcare knit goods segment. As of June 30, 2010, our franchisees amounted to 219. During 2010 and beyond, we intend to continue expanding the amount of our franchisees and put more emphasis on the development of our existing franchisees.

Important Factors Affecting our Results of Operations and Existing Trends

Pricing of our products and supplies

Textiles are the primary raw materials used in the production of our products. The average price of textiles that we purchased decreased in fiscal year 2010 as compared to fiscal year 2009, resulting in a corresponding increase in our gross margins. We expect the price of textiles to remain stable in 2011 although we closely monitor its price and have several alternative sources of supply.

Increase in production capacity

In order to capture additional market share for our products and take advantage of increased demand in the PRC, we have expanded over the past several years, including constructing our manufacturing plant in Tianjin and purchasing new equipment. In order to take advantage of anticipated growth in our industry in the PRC, we plan to continue to expand our production capacity in the future, although we do not yet have a specific timeframe for this expansion. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more products to generate higher revenues and profits.

Growth of the Chinese economy

We operate our manufacturing facilities in China and derive all of our revenues from sales to customers in China. As such, economic conditions in China affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. According to the National Bureau of Statistics, China’s gross domestic product in 2010 increase by 10.5% compared with that in 2009. Domestic demand for, and consumption of, healthy products has increased substantially as a result of this growth. However, any adverse changes in economic conditions or the regulatory environment in China may have a material adverse effect on our future performance.

Costs of being a public company

Prior to the Reverse Merger, we have not operated as a public company. We expect that compliance with our obligations as a public company will require significant management time and increase our general and administrative expenses, including insurance, legal and financial compliance costs.

Foreign currency translation

Our financial statements are expressed in U.S. dollars but the functional currency of our operating subsidiaries is in RMB. Our results of operations are translated at average exchange rates during the relevant financial reporting periods, assets and liabilities are translated at the unified exchange rate at the end of these periods and equity is translated at historical exchange rates. Adjustments resulting from the process of translating the local currency financial statements into U.S. dollars are included in determining comprehensive income.

Description of Selected Income Statement Items

Revenue. Revenue consists of gross revenue generated from sales of our Healthcare Knitgoods Series, Daily Healthcare and Personal Care Series and Wellness House and Activated Water Machine Series.

Costs of Goods Sold. Cost of goods sold consists of costs directly attributable to production, including the cost of raw materials, salaries for staff engaged in production activity, electricity, depreciation, packing materials, and related expenses.

Operating Expenses. Our total operating expenses consist of sales and marketing expenses and general and administrative expenses. Sales and marketing expenses consist primarily of sales and marketing employee compensation and travel expenses, transportation expenses and advertising expenses. General and administrative expenses consist primarily of administrative employee compensation, payroll taxes and benefits, general office expenses and depreciation. We expect general and administrative expenses to continue to increase as we incur expenses related to costs of compliance with securities laws and other regulations, including increased audit and legal fees and investor relations expenses.

Other (expenses) income. Our other income (expenses) consisted primarily of interest income, subsidy income and other revenue from sales of obsolete equipment.

Income taxes. Our PRC subsidiaries are governed by the Income Tax Law of the People’s Republic of China concerning private-run enterprises, which are generally subject to tax at a statutory rate of 25% on income reported in the statutory financial statements after appropriate tax adjustments. As all of our operations are conducted solely by our subsidiaries in the PRC, no income is earned in the United States and we do not repatriate any earnings outside the PRC. As a result, we d0 not generate any U.S. taxable income.

RESULTS OF OPERATIONS

The following table sets forth certain information regarding our results of operations.

	For the six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
REVENUES	$2,323,841	$984,456	$3,109,059	$422,612
COGS	639,488	448,437	1,164,683	303,854

GROSS PROFIT	1,684,353	536,019	1,944,376	118,758
OPERATING EXPENSES	761,495	401,561	1,133,249	259,532

INCOME FROM OPERATIONS	922,858	134,458	811,127	(140,774)
OTHER (EXPENSE) INCOME, NET	(23,840)	3,326	(19,344)	(1,131)

INCOME BEFORE INCOME TAXES	899,018	137,784	791,783	(141,905)
INCOME TAXES	211,233	34,592	141,248	5,083

NET INCOME	$687,785	$103,192	$650,535	$(146,988)

The following tables provide information on revenues, cost of sales and gross profit for each of our reporting segments.

For the six months ended June 30, 2010 (Unaudited)

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$1,440,617	62.0%	$478,320	20.6%	$404,904	17.4%	$2,323,841
COGS	305,383	47.8%	140,370	22.0%	193,735	30.3%	639,488

GROSS PROFIT	1,135,234	67.4%	337,950	20.1%	211,169	12.5%	1,684,353
GROSS MARGIN	78.8%		70.7%		52.2%		72.5%
OPERATING EXPENSES	486,739	63.9%	161,609	21.2%	113,147	14.9%	761,495

INCOME FROM OPERATIONS	$648,495	70.3%	$176,341	19.1%	$98,022	10.6%	$922,858

For the six months ended June 30, 2009 (Unaudited)

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$446,112	45.3%	$250,409	25.4%	$287,935	29.2%	$984,456
COGS	123,487	27.5%	82,463	18.4%	242,487	54.1%	448,437

GROSS PROFIT	322,625	60.2%	167,946	31.3%	45,448	8.5%	536,019
GROSS MARGIN	72.3%		67.1%		15.8%		54.4%
OPERATING EXPENSES	226,600	56.4%	127,193	31.7%	47,768	11.9%	401,561

INCOME FROM OPERATIONS	$96,025	71.4%	$40,753	30.3%	$(2,320)	-1.7%	$134,458

For the year ended December 31, 2009

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$1,723,846	55.4%	$498,341	16.0%	$886,872	28.5%	$3,109,059
COGS	428,004	36.7%	122,891	10.6%	613,788	52.7%	1,164,683

GROSS PROFIT	1,295,842	66.6%	375,450	19.3%	273,084	14.0%	1,944,376
GROSS MARGIN	75.2%		75.3%		30.8%		62.5%
OPERATING EXPENSES	709,485	62.6%	205,102	18.1%	218,662	19.3%	1,133,249

INCOME FROM OPERATIONS	$586,357	72.3%	$170,348	21.0%	$54,422	6.7%	$811,127

For the year ended December 31, 2008

	Healthcare Knitgoods Series	% of Total	Daily Healthcare and Personal Care Series	% of Total	Wellness House and Activated Water Machine Series	% of Total	Total
REVENUES	$14,761	3.5%	$144	0.0%	$407,707	96.5%	$422,612
COGS	1,793	0.6%	17	0.0%	302,044	99.4%	303,854

GROSS PROFIT	12,968	10.9%	127	0.1%	105,663	89.0%	118,758
GROSS MARGIN	87.9%		88.2%		25.9%		28.1%
OPERATING EXPENSES	137,167	52.9%	1,338	0.5%	121,027	46.6%	259,532

INCOME FROM OPERATIONS	$(124,199)	88.2%	$(1,211)	0.9%	$(15,364)	10.9%	$(140,774)

For The Six Months Ended June 30, 2010 Compared to June 30, 2009 (Unaudited)

Revenue. For the six months ended June 30, 2010, revenue was $2.3 million compared to $1.0 million for the six months ended June 30, 2009, an increase of $1.3 million, or 136.1%. This increase was mainly due to significant increase of sales in healthcare knit goods. Revenue from our healthcare knit goods segment increased by $1.0 million, or 222.9% to $1.4 million for the six months ended June 30, 2010 from $0.4 million for the six months ended June 30, 2009. Daily healthcare and personal care products contributed $0.2 million in revenue and wellness house and activated water machine products contributed $0.1 million in revenue. The significant growth in our healthcare knit goods segment was due to (i) an increase in the number of our franchisees from 69 for the first half year of 2009 to 219 by the end of the first half of 2010, which resulted in an increase of sales in daily healthcare and personal care segment, and (ii) an increase of sales of mattress products, which are higher priced and which contributed $0.6 million in revenue, representing approximately a 7,000 unit increase.

Cost of Goods Sold. For the six months ended June 30, 2010, cost of goods sold was $0.6 million compared to $0.4 million for the six months ended June 30, 2009, an increase of $0.2 million, or 42.6%. This increase was mainly due to the increase of sales. The increase of total cost of goods sold was attributable to an increase in cost of goods sold for the healthcare knit goods segment and daily healthcare and personal care segment offset by a decrease in cost of goods sold for wellness house and activated water machine segment. Cost of goods sold for healthcare knit goods segment increased by $0.2 million or 147.3% to $0.3 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009 as a result of increase in revenue. Cost of goods sold for wellness house and activated water machine segment decreased by 20.1% to 0.19 million for the six months ended June 30, 2010 compared to $0.24 million for the six months ended June 30, 2009 accompanying by the increase in revenue. This decrease was mainly due to the lower price of raw materials in 2010, such as distribution cabinet, escutcheon and timbering.

Gross profit. Our gross profit increased by $1.2 million or 214.2% to $1.7 million for the six months ended June 30, 2010, compared to $0.5 million for the six months ended June 30, 2009. This increase was due to the increase in sales. Our gross margin increased from 54.4% for the six months ended June 30, 2009 to 72.5% for the six months ended June 30, 2010. This increase was primarily due to the expansion of production. Since the fixed costs primarily in manufacture facilities were borne by more products, the costs borne by each product decreased, hence the gross profit of each product increased. As a result, gross margin of healthcare knit goods segment and daily healthcare and personal care segment increased. The gross margin of wellness house and activated water machine segment increased significantly mainly due to the decrease in price of raw materials.

Operating expenses. Our total operating expenses consist of sales and marketing expenses and general and administrative expenses. Our total operating expenses increased by $0.4 million, or 89.6%, from $0.4 million for the six months ended June 30, 2009 to $0.8 million for the six months ended June 30, 2010. This increase was mainly due to the increase of our market operation and the expansion of our administrative organization. As an important segment, operating expenses for healthcare knit goods segment increased by $0.3 million or 114.8% to $0.5 million for the six months ended June 30, 2010 from $0.2 million for the six months ended June 30, 2009.

Income from operations. As a result of the foregoing, our income from operations increased to $0.9 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009, an increase of 586.4% due to the increase of revenue. Our income from operations for health care knit goods segment increased to $0.6 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009, an increase of 575.3%.

Income taxes. Our income tax expenses increased by $0. 2 million, or 510.6%, from $0.03 million for the six months ended June 30, 2009 to $0.2 million for the six months ended June 30, 2010. The increase was primarily due to the increase in income.

Net income. Our net income increased by $0.6 million, or 566.5% to $0.7 million for the six months ended June 30, 2010 from $0.1 million for the six months ended June 30, 2009. Our profit margin increased from 10.5% for the six months ended June 30, 2009 to 29.6% for the six months ended June 30, 2010.

For The Year Ended December 31, 2009 Compared to December 31, 2008

Revenue. For the year ended December 31, 2009, revenue was $3.1 million compared to $0.4 million for the year ended December 31, 2008, an increase of $2.7 million, or 635.7%. This increase was mainly attributable to the healthcare knit goods segment. Revenue from healthcare knit goods segment increased to $1.7 million for the year ended December 31, 2009 from $0.01 million for the year ended December 31, 2008. Revenue from the daily healthcare and personal care segment increased to $0.5 million for the year ended December 31, 2009 from only

$144 for the year ended December 31, 2008. Since we developed our healthcare knit goods segment and daily healthcare and personal care segment only beginning from December 2008, products of the two segments were sold only in one month of the year of 2008, hence the significant increase in revenue. Revenue from the wellness house and activated water machine segment increased to $0.9 million for the year ended December 31, 2009 from only $0.4 million for the year ended December 31, 2008. This increase was mainly due to the increase of sales of wellness house customized and constructed on site for commercial bathrooms or spas.

Cost of Goods Sold. For the year ended December 31, 2009, cost of goods sold was $1.2 million compared to $0.3 million for the year ended December 31, 2008, an increase of $0.9 million, or 283.3%. This increase was mainly due to the increase of sales. Cost of goods sold for the healthcare knit goods segment increased to $0.4 million for the year ended December 31, 2009 from $0.02 million for the year ended December 31, 2008. This increase was also due to only one month of sales of healthcare knit goods in 2008. Cost of goods sold for wellness house and activated water machine segment increased to $0.6 million for the year ended December 31, 2009 from $0.3 million for the year ended December 31, 2008, as a result of the increase of revenue.

Gross profit. Our gross profit increased by $1.8 million or 1,537.3% to $1.9 million for the year ended December 31, 2009, compared to $0.1 million for the year ended December 31, 2008. This increase was due to the increase of sales. Our gross margin increased from 28.1% for the year ended December 31, 2008 to 62.5% for the year ended December 31, 2009. This increase was mainly due to the increase in sales of healthcare knit goods which has higher gross profit margin. Gross margin of healthcare knit goods segment and daily healthcare and personal care segment declined from 88% for the year ended December 31, 2008 to 75% for the year ended December 31, 2009. This decrease was mainly due to the fact that most of our healthcare knit goods segment and daily healthcare and personal care segment were sold to our franchisees at a discounted price for the year of 2009. Gross margin of wellness house and activated water machine segment increased from 25.9% for the year ended December 31, 2008 to 30.8% for the year ended December 31, 2009. This increase was mainly due to the lower price of raw materials of activated water machine.

Operating expenses. Our total operating expenses consist of sales and marketing expenses and general and administrative expenses. Our total operating expenses increased by $0.8 million, or 336.7%, from $0.3 million for the year ended December 31, 2008 to $1.1 million for the year ended December 31, 2009. This increase was mainly due to the increase of our market operation and the expansion of our administrative organization. Operating expenses for healthcare knit goods segment increased by $0.5 million or 417.2% to $0.7 million for the year ended December 31, 2009 from $0.1 million for the year ended December 31, 2008.

Income from operations. As a result of the foregoing, our income from operations was $1.0 million for the year ended December 31, 2009, compared to loss from operations of $0.1 million for the year ended December 31, 2008, an increase of $1.1 million. This increase was mainly due to Joway Group, our primarily operating company, expanding operations in 2009 compared to no sales for the first eleven months in 2008 when it was being established. For the year ended December 31, 2009, income from operations for healthcare knit goods segment was $0.6 million from $0.1 million of loss for the year ended December 31, 2008.

Income taxes. Our income tax expenses increased from $0.01 million for the year ended December 31, 2008 to $0.1 million for the year ended December 31, 2009. The increase was primarily due to the increase of income.

Net income. For the year ended December 31, 2009, our net income was $0.6 million, as compared to net loss of $0.1 million for the year ended December 31, 2008. This increase was primarily brought by Joway Group.

Franchising

We enter into franchising agreements to develop retail outlets for our products. The agreements provide that franchisees will sell our products exclusively. In exchange we provide them with geographic exclusivity, discounted product, training and support. The agreements also require franchisees to adhere to certain standards of product merchandising, promotion and presentment. The agreements do not require any initial franchise fees from the franchisees, nor do they require the franchisees to pay continuing royalties. The agreements are generally for terms of three years and are renewable at the mutual agreement of both parties. The Agreements are cancelable at our discretion if franchisees do not purchase a certain minimum level of product annually.

The following is a breakdown of revenue between franchise and non-franchise customers:

	Six Months ended June 30,		Year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Sales to franchise customers	$2,016,731	$622,592	$2,238,586	$—
Sales to non-franchise customers	307,110	361,864	870,473	422,612

Total sales	$2,323,841	$984,456	$3,109,059	$422,612

Change in franchise outlets:

Number of franchise outlets open at beginning of period	175	—	—	—
Number of franchise outlets opened during the period	58	69	182	—
Number of franchise outlets closed during the period	(14)	—	(7)	—

Number of franchise outlets open at the end of the period	219	69	175	—

Liquidity and Capital Resources

Our cash at the beginning of the six months ended June 30, 2010 was $0.9 million and decreased to $0.6 million by the end of the period, a decrease of $0.3 million. We had net working capital of $2.3 million at June 30, 2010, an increase of $0.4 million over $1.9 million at December 31, 2009.

Our cash at the beginning of the year ended December 31, 2009 was $0.1 million and increased to $0.9 million by the end of the year, an increase of $0.8 million. We had net working capital of $1.9 million at December 31, 2009, an increase of $5.6 million from negative $3.7 million at December 31, 2008.

Our cash flow information summary is as follows:

	For the six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Net cash provided by (used in):

Operating activities	$549,237	$(302,667)	$629,579	$(251,536)
Investing activities	(114,694)	(2,103,920)	(2,665,012)	(3,600,661)
Financing activities	$(713,804)	$2,735,990	$2,845,472	$3,508,862

Net Cash Provided By (Used In) Operating Activities

Net cash provided by operating activities was $0.5 million for the six months ended June 30, 2010 while $0.3 million was used in operating activities for the six months ended June 30, 2009. This change from net cash used in operating activities to net cash provided by activities reflects an increase in net income of $0.6 million between the two comparable periods.

We used cash to increase inventory by $0.5 million for the six months ended June 30, 2010. More specifically, finished goods increased by $0.3 million for the six months ended June 30, 2010 as a result of the expansion of our manufacturing capacity to fill more orders from our franchisees. In addition, cash flow from operating activities reflects a reduction in advances from customers of $0.2 million for the six months ended June 30, 2010. This was primarily offset by an increase in other tax payable of $0.2 million and an add-back of $0.1 million of depreciation for non cash expenses.

We used cash to increase inventory by $0.3 million for the six months ended June 30, 2009. Since the commencement of the healthcare knit goods segment and daily healthcare and personal care segment beginning from December 2008, $0.2 million of raw materials was increased for the expansion of our manufacture on products of the two newly-added segments. In addition, cash flow from operating activities reflects a reduction in advances from customers of $0.2 million and an increase in other receivables of $0.1 million.

Net cash provided by operating activities was $0.6 million for the year ended December 31, 2009 while $0.3 million was used in operating activities for the year ended December 31, 2008. This change from net cash used in operating activities to net cash provided by activities was primarily due to net income of $0.7 million for the year of 2009 compared to net loss of $0.1 million for the year of 2008.

We used cash to increase inventory by $0.4 million for the year ended December 31, 2009. More specifically, $0.3 million was used to increase finished goods for the expansion of business in the healthcare knit goods segment and daily healthcare and personal care segment. In addition, cash flow from operating activities reflects an increase in other receivables of $0.4 million and a reduction in other tax payable of $0.1 million. This was primarily offset by increases in accounts payable and advance from customers both of $0.2 million, a reduction in advances to suppliers of $0.2 million and an add-back of $0.2 million of depreciation for non-cash expense.

We primarily used cash to increase inventory by $0.4 million and advances to suppliers of $0.1 million for the year ended December 31, 2009. This was primarily offset by an increase in advances from customers of $0.1 million.

Net Cash Used In Investing Activities

For The Six Months Ended June 30, 2010 Compared to June 30, 2009 (Unaudited)

Net cash used in investing activities decreased $2.0 million, from $2.1 million for the six months ended June 30, 2009 to $0.1 million for the six months ended June 30, 2010. For the six months ended June 30, 2009, we paid $1.5 million to Mr. Si Changlong who was appointed without compensation to use the $1.5 million to purchase the CITIC trust fund on behalf of the company. This financial product, which is available for purchase by individuals only, has a higher interest rate than the standard bank interest rate. The amount invested was $1.5 million (RMB 10 million) from February 25, 2009 to August 25, 2010. In addition, this increase reflects expenditures of $0.5 million associated with our construction of factories and administrative offices in Baodi, Tianjin, which began in 2008 and were completed in March 2010.

For The Year Ended December 31, 2009 Compared to December 31, 2008

Net cash used in investing activities decreased $1.0 million, from $3.6 million for the year ended December 31, 2008 to $2.6 million for the ended December 31, 2009. In 2008 we started construction of our factories and administrative offices and incurred construction expenditures of $3.6 million. In 2009, we used cash to increase our fixed assets by $1.1 million. We also used cash of $1.5 million to purchase a CITIC trust fund investment. This investment matured in August 2010 and the Company received the cash proceeds plus interest in August 2010.

Net Cash Provided By (Used In) Financing Activities

For The Six Months Ended June 30, 2010 Compared to June 30, 2009 (Unaudited)

Net cash used in financing activities was $0.7 for the six months ended June 30, 2010, compared to net cash provided by financing activities of $2.7 million for the six months ended June 30, 2009. In 2007 and 2008, we borrowed $1.1 million and $3.5 million, respectively from Jinghe Zhang, our Chief Executive Officer, which was used for the construction of our factories and administrative offices in Baodi, Tianjin. During the six months ended June 30, 2009 and 2010, we repaid $4.0 million and $0.2 million, respectively, in principal to Jinghe Zhang and as of June 30, 2010, we owed an aggregate of $445,780 to Jinghe Zhang under these loans.

In addition, as of June 30, 2009, Jinghe Zhang had contributed $6.6 million of capital to the Company. For the six months ended June 30, 2010, we also paid back a $0.5 million loan to Shenyang Joway Industrial Development Co., Ltd., a related party.

Under the loan agreements between Jinghe Zhang and us, Jinghe Zhang can demand repayment of the loans in full at any time. However, on August 26, 2010, we received the CITIC trust funds in the principal amount of RMB 10 million plus interest in the amount of RMB 408,000. Therefore, should Mr. Zhang demand the immediate repayment of the remaining amounts due to him of $0.4 million; we have sufficient cash to repay Mr. Jinghe Zhang in full.

For The Year Ended December 31, 2009 Compared to December 31, 2008

Net cash provided by financing activities was $2.8 million for the year ended December 31, 2009 and $3.5 million for the year ended December 31, 2008. This decrease was primarily due to the decrease of financing from Jinghe Zhang. We borrowed $3.5 million from Jinghe Zhang for construction of our factories and administrative offices in Baodi, Tianjin in 2008 and paid back $4.0 million of the loan to Jinghe Zhang in 2009. While in 2009, we also received $6.6 million capital contribution from Jinghe Zhang.

Contractual Obligations and Off-Balance Sheet Arrangements

Contractual Obligations

We entered into two agreements to lease the headquarters office for 5 years starting from November 2009. Since we paid decoration expenses of the office for the owners, the lease fees of the first year were halved. The future minimum obligations under the aforementioned agreements are as follows:

Fiscal Year	Minimum Lease fees
2010	$89,189
2011	152,895
2012	152,895
2013	152,895
2014	127,413
Total	$675,287

Off-Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

Critical Accounting Policies

Management’s discussion and analysis of its financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. Our financial statements reflect the selection and application of accounting policies which require management to make significant estimates and judgments. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe that the following reflect the more critical accounting policies that currently affect our financial condition and results of operations.

Basis of Consolidation

The accompanying consolidated financial statements include G2 Ventures and its wholly owned subsidiary and controlled VIEs. All significant inter-company accounts and transactions have been eliminated in the consolidation.

Pursuant to Accounting Standards Codification Topic 810, “Consolidation”, Joway Group, as a VIE of Junhe Consulting, have been consolidated in our financial statements. Joway Group’s sales are included in our total sales, its income from operations is consolidated with ours, and our net income includes all of Joway Group’s net income. Based on the various VIE Agreements, we are able to exercise control over the VIEs, and to obtain in full the economic benefits. Accordingly, the non–controlling interests have no economic interest in the VIEs.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured.

We sell most products to the company’s franchise customers who, in turn, sell the products to their customers. We are not contractually obligated to accept returns from our franchise customers. Revenue is recognized upon the shipment of goods to customers. Sales are presented net of value added tax (VAT).

For Tourmaline Wellness House sale, we use the completed contract method. A contract is considered complete when all significant costs have been incurred and the project has been accepted by the customer. Contract costs consist primarily of materials and labor costs.

Accounts Receivable

Accounts receivable are carried at net realizable value. We provide reserves for potential credit losses on accounts receivable. Management reviews the composition of the accounts receivable and analyzes historical bad debts, customer concentrations, customers’ credit worthiness, currents economic trends and changes in customer’s payment patterns to evaluate the adequacy of these reserves.

Inventories

Inventories are stated at the lower of cost, as determined by the specific identification method on contract level (For each individual contract, inventories cost flow are determined by weighted-average method), or the net realizable value, which is determined on selling prices less any further costs expected to be incurred for completion and disposal. Management regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether a valuation allowance is required.

Property, Plant, and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation, and include expenditures that substantially increase the useful lives of existing assets.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Building	20 years
Operating Equipment	10 years
Office furniture and equipment	3 or 5 years
Vehicles	10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss is included in the consolidated statements of income and other comprehensive income. Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Significant renewals and betterment to buildings and equipment are capitalized. Leasehold improvements are depreciated over the lesser of the useful life or the life of the lease.

Recent Accounting Pronouncements

In June 2009, the FASB issued Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, the FASB ASC and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162). ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. The adoption of this topic has no impact on our consolidated financial statements. However, reference to specific accounting standards have been changed to refer to appropriate section of the ASC. Subsequent revisions to GAAP by the FASB will be incorporated into ASC through issuance of Accounting Standards Updates (“ASU”).

In August 2009, the FASB issued FASB ASU 2009-05, “Measuring Liabilities at Fair Value”, which provide amendments to FASB ASC 820, “Fair Value Measurements”. Specifically, FASB ASU 2009-05 clarifies that the quoted price for an identical liability should be used. However, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). This ASU also indicates that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. This ASU is effective October 1, 2009. The adoption of this topic has no material impact on our consolidated financial statements.

In October 2009, the FASB issued FASB ASU 2009-13, “Multiple-deliverable Revenue Arrangements”. FASB ASU 2009-13 provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. This ASU is effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. The adoption of this topic has no material impact on our consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” FASB ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. Under the amendments, the following components would be excluded from the scope of software revenue recognition guidance: the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. This ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This amendment will be effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after January 1, 2011. We are currently evaluating the impact that this topic will have on our consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”, which amends FASB ASC 820, “Fair Value Measures and Disclosures.” FASB ASU 2010-06 require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The adoption of this topic will not have a material impact on our consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which amends FASB ASC 855, “Subsequent Events”. The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. We adopted ASU 2010-09 upon issuance. The adoption of this topic has no material impact on our consolidated financial statements.

PROPERTIES

There is no private land ownership in the PRC. Individuals and companies are permitted to acquire land use rights for specific purposes.

Our main offices are located at 16th Floor, Tianjin Global Zhiye Square, 309 Nanjing Road, Nankai District, Tianjin, PRC. Our manufacturing facilities are located in Baodi District, Tianjin, PRC.

We have been issued a Land Use Rights and Property Ownership Certificate for the land and buildings located in Baodi district, Tianjin, PRC by the People’s Government of Tianjin City, which expires October 10, 2057.

We believe that our existing facilities are well maintained and in good operating condition and sufficient for our present needs.

Below is a detailed description of the Land Use Rights and Property Ownership Certificate.

Land

Land No.	1201150240000790000 Zi D-4-7-039
Land Use Right Certificate No.	124031002677
User of Land	Tianjin Joway Shengshi Group Co., Ltd
Location	Baodi District, Tianjin, PRC
Usage	Industrial
Area (Square Meters)	27,520.4
Form of Acquisition	Grant from related Land Management Authority
Expiration Date	October 10, 2057

Buildings

	Building 1	Building 2	Building 3	Building 4
Certificate No.	124031002677
Owner	Tianjin Joway Shengshi Group Co., Ltd
Location	Baodi District, Tianjin, PRC
Category	Private
Area (Square Meters)	5,585.31	3,389.48	2,999.28	1,186.79
Usage of Design	Nonresidential
Structure	Mixture

	Building 5	Building 6	Building 8&9	Building 7
Certificate No.	124031002677
Owner	Tianjin Joway Shengshi Group Co., Ltd
Location	Baodi District, Tianjin, PRC
Category	Private
Area (Square Meters)	95.64	202.69	4,470.56	4,043.91
Usage of Design		Nonresidential		Residential
Structure	Mixture

Among the nine buildings, five buildings are used for production, one for employee accommodation, one for storage, and one for parking.

We also lease offices from Aiying Wang and Guifen Feng. The terms of the leases are summarized as follows:

Lessor	Lessee	Location	Term	Rent Per Year
Aiying Wang	Tianjin Joway Shengshi Group Co., Ltd.	Rooms 1601-1603, 16th floor, Tianjin Global Zhiye Square, 309 Nanjing Road, Nankai District, Tianjin, PRC	November 1, 2009 – October 31, 2014	RMB 216,000 (approximately $31,764.71) for the first year and RMB 432,000 (approximately $63,529.41) per year thereafter.
Guifen Feng	Tianjin Joway Shengshi Group Co., Ltd.	Rooms 1604-1606, 16th floor, Tianjin Global Zhiye Square, 309 Nanjing Road, Nankai District, Tianjin, PRC	November 1, 2009 – October 31, 2014	RMB 306,500 (approximately $ 45,073.53) for the first year and RMB 613,000 (approximately $90,147.06) per year thereafter.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL

OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities following the completion of the Reverse Merger described in Items 1.01 and 3.02 of this report by (i) any person or group owning more than 5% of any class of voting securities, (ii) each director, (iii) our chief executive officer and (iv) all executive officers and directors as a group as of October 6, 2010.

Name and Address	Number of Shares of Common Stock Beneficially Owned(1)	Percentage Ownership of Shares of Common Stock

Owner of More than 5% of Class

Crystal Globe Limited (4) P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands	18,515,426	92.58%

Directors and Executive Officers

Gust C. Kepler (2) 1810 Three GalleriaTower 13155 Noel Road, Dallas, TX75240	—	—

Jinghe Zhang(3) 16th Floor, 309 Nanjing Road, Nankai District, Tianjin, PRC	—	—

Yuan Huang(3) 16th Floor, 309 Nanjing Road, Nankai District, Tianjin, PRC	—	—

All directors and executive officers (2 persons)

*	less than 1%.

(1)	In determining beneficial ownership of our common stock as of a given date, the number of shares shown includes shares of common stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. In determining the percent of common stock owned by a person or entity on October 6, 2010, (a) the numerator is the number of shares of the class beneficially owned by such person or entity, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of common stock outstanding on October 6, 2010 (20,000,000), and (ii) the total number of shares that the beneficial owner may acquire upon conversion of the preferred and on exercise of the warrants and options, subject to limitations on conversion and exercise. Unless otherwise stated, each beneficial owner has sole power to vote and dispose of its shares.

(2)	Gust C. Kepler was our former President, Chief Executive Officer, Chief Financial Officer, Secretary and sole director until his resignation on September 28, 2010 in connection with the sale of 3,300,000 of his shares of common stock to Crystal Globe Limited.
(3)	Jinghe Zhang was appointed our new President, Chief Executive Officer, and sole director and Yuan Huang was appointed our new Chief Financial Officer ,Secretary and Treasurer with effect from September 28, 2010.
(4)	Lionel Evan Liu is the sole shareholder of Crystal Globe Limited and accordingly, has the sole investment and voting power of over the shares owned by Crystal Globe Limited.

DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS

AND CONTROL PERSONS

Our Directors and Executive Officers

In connection with the change in control of the Company on September 28, 2010, Gust Kepler resigned as our sole director and officer and we appointed Jinghe Zhang as our new President, Chief Executive Officer and sole director, Yuan Huang as our new Chief Financial Officer, Secretary and Treasurer on September 28, 2010.

As such, as of the date of this Report, all our officers and sole director are residents of the PRC.As a result, it may be difficult for investors to effect service of process within the United States upon any of them or to enforce court judgments obtained against them in the United States courts.

The following table sets forth certain information concerning our directors and executive officers:

Name	Age	Position	Date
Jinghe Zhang	45	President, Chief Executive Officer, and sole director	2010
Yuan Huang	39	Chief Financial Officer, Secretary and Treasurer	2010
Jingyun Chen	46	General Manager of Joway Technology	2007
Yanli Feng	38	General Manager of Shengtang Trading	2009

The following is a summary of the biographical information of our directors and officers:

JINGHE ZHANG, age 45, is the founder of Tianjin Joway Group. Mr. Zhang has extensive experience in business management and product marketing. He has served as Chairman of the Board and CEO for Joway Group since its incorporation in 2007. Since January 2005 he has served as the Chairman and general manager for Shenyang Joway. From May 2003 to December 2004, he served as Chairman and general manager of Shenyang Dazhou Healthcare Products Co., Ltd. He headed the marketing department of Tianjin Tianshi Biological Engineering Co., Ltd. from July 2000 to May 2003. From July 1988 to July 2000, he was employed as sales manager by Tianjin Hardware Procurement & Supply Station. Mr. Zhang received his bachelor degree in economics from Tianjin University of Finance and Economics in July 1988.

YUAN HUANG, age 39, has served as Chief Financial Officer for Joway Group since September 2009. He worked as Senior Financial Manager of Tianjin Tianshi Group Co., Ltd. from September 2005 to August 2009. He was the financial manager of Herbie (Tianjin) Electronics Co., Ltd. from November 2003 to July 2005. He served as Section Chief of the Budget Department of Bridgestone Tires (Tianjin) Co., Ltd from December 1998 to November 2003. Mr. Huang received his master degree and bachelor degree in accounting from Tianjin University of Finance and Economics in July 2009 and July 1993, respectively.

JINGYUN CHEN, age 46, has severed as General Manager of Joway Technology and Joway Decoration since 2003. Prior to that, Jingyun Chen served as manager of Tianjin Tianshi Group(Branch) from 2000 to 2003, and served as manager in Jilin Province Yuandong Bicycle Limited from 1991 to 2000. From 1991 to 2000, Jingyun Chen was the president of a branch factory of Tianjin Feige Group. Jingyun Chen graduated from Tianjin City Management Executives Institution in 1986.

YANLI FENG, age 38, has served as the General Manager of Shengtang Trading since 2009. From 2005 to 2009, Ms. Feng served as Inventory Purchasing Manager for Joway Group. From 2003 to 2004, Ms. Feng served as a sales director for Guangdong Province Zhongshan Jingmei Chemical Inc. From 1994 to 2002, Ms. Feng served as financial director for Jilin Petroleum Chemical Inc. Ms. Feng graduated from Changchun City Taxation College.

Our director holds his position until the next annual meeting of shareholders and until his successor is elected and qualified by our shareholders, or until earlier death, retirement, resignation or removal.

Except as reported above, our director does not hold directorships in other reporting companies.

There are no family relationships among our director or officers.

To our knowledge, during the last ten years, none of our director and executive officers (including those of our subsidiaries) has:

•	Had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time.

•	Been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses.

•

Been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities.

•

Been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

•

Been the subject to, or a party to, any sanction or order, not subsequently reverse, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Directors and Officers of the PRC Operating Entities

Under each of the PRC Operating Entities’ Articles of Association and PRC law, each company is managed by one executive director instead of a board of directors. The executive director is elected and appointed by the shareholders for a term of three years and can be re-elected for consecutive terms. The appointment and termination of the CEO (sometimes called the General Manager) is determined by the executive director.

In accordance with the PRC Subsidiaries’ Articles of Association and PRC law, each of the PRC Operating Entities’ executive directors is monitored by a supervisor, appointed by the shareholders for a term of three years.

The following table sets forth certain information as concerning executive officers of each of our PRC Operating Entities:

Joway Group

Name	Age	Position
Jinghe Zhang	45	General Manager
Yuan Huang	39	Financial Manager

Joway Technology

Name	Age	Position
Jingyun Chen	46	General Manager
Yuan Huang	39	Financial Manager

Joway Decoration

Name	Age	Position
Jingyun Chen	46	General Manager
Yuan Huang	39	Financial Manager

Shengtang Trading

Name	Age	Position
Yanli Feng	38	General Manager
Yuan Huang	39	Financial Manager

Audit Committee Financial Expert

As of today, we are currently in the process of establishing an audit committee. We have appointed two independent directors effective on February 22, 2011. Our board of directors currently acts as our audit committee. Because we only recently executed the Reverse Merger, our board of directors is still in the process of finding an “audit committee financial expert” as defined in Regulation S-K and directors that are “independent” as that term is used in Section 10A of the Securities Exchange Act.

Audit Committee

We have not yet appointed an audit committee and are in the process of establishing an audit committee. At the present time, our Board of Directors and CFO are acting in the capacity of the Audit Committee in reviewing and supervising the financial statements preparations. Our Chief Financial Officer is knowledgeable and experienced in U.S. GAAP and financial reporting requirements applied to a U.S. public company with four years’ experience working as a senior financial manager in an AMEX listed company.

We do, however, recognize the importance of good corporate governance and intend to appoint an audit committee comprised entirely of independent directors, including at least one financial expert, in the near future.

Compensation Committee

We do not presently have a compensation committee. Our board of directors currently acts as our compensation committee.

Nominating Committee

We do not presently have a nominating committee. Our board of directors currently acts as our nominating committee.

Code of Ethics

On December 31, 2009, our sole director approved a Code of Ethics which is applicable to our Financial Executives, which are our Chief Executive Officer and Chief Financial Officer.

Board Leadership Structure and Role in Risk Oversight

Jinghe Zhang is currently our sole director, President and Chief Executive Officer. We do not have any independent directors. We believe Jinghe Zhang is best situated to serve as chairman of the Board because he is the director most familiar with our business and industry and the director most capable of identifying strategic priorities and executing our business strategy. In addition, having a single leader eliminates the potential for confusion and provides clear leadership for our company. We believe that this leadership structure has served our company well.

Our board of directors has overall responsibility for risk oversight. Because we do not have a compensation, nominating or audit committee, the board will, for the time being, function in these capacities.

The board’s role in the risk oversight of our company includes, among other things:

•	appointing, retaining and overseeing the work of the independent auditors, including resolving disagreements between the management and the independent auditors relating to financial reporting;

•	approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing annually the independence and quality control procedures of the independent auditors;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with the management;

•

meeting separately with the independent auditors to discuss critical accounting policies, management letters, recommendations on internal controls, the auditor’s engagement letter and independence letter and other material written communications between the independent auditors and the management.

Director Qualifications

Directors are responsible for overseeing our business consistent with their fiduciary duty to stockholders. This significant responsibility requires highly-skilled individuals with various qualities, attributes and professional experience. The board believes that there are general requirements for service on our board of directors that are applicable to all directors and that there are other skills and experience that should be represented on the board as a whole but not necessarily by each director. The board considers the qualifications of director and director candidates individually and in the broader context of the board’s overall composition and our current and future needs.

Qualifications for All Directors

In its assessment of each potential candidate, including those recommended by stockholders, the board considers the nominee’s judgment, integrity, experience, independence, understanding of our business or other related industries and such other factors the board determines are pertinent in light of the current needs of the board. The board also takes into account the ability of a director to devote the time and effort necessary to fulfill his or her responsibilities to us.

The board requires that each director be a recognized person of high integrity with a proven record of success in his or her field. Each director must demonstrate innovative thinking, familiarity with and respect for corporate governance requirements and practices, an appreciation of multiple cultures and a commitment to sustainability and to dealing responsibly with social issues. In addition to the qualifications required of all directors, the board conducts interviews of potential director candidates to assess intangible qualities including the individual’s ability to ask difficult questions and, simultaneously, to work collegially. The board does not have a specific diversity policy, but considers diversity of race, ethnicity, gender, age, cultural background and professional experiences in evaluating candidates for board membership. Diversity is important because a variety of points of view contribute to a more effective decision-making process.

Qualifications, Attributes, Skills and Experience to be Represented on the Board as a Whole

The board has identified particular qualifications, attributes, skills and experience that are important to be represented on the board as a whole, in light of our current needs and business priorities. The board believes that it should include some directors with a high level of financial literacy and some directors who possess relevant business experience as a Chief Executive Officer or a President or like position. Marketing is the core focus of our business and we seek to develop and deploy the world’s most innovative and effective marketing and technology. Therefore, the board believes that marketing and technology experience should be represented on the board. We are involved in the healthcare business in the PRC. Therefore our business also requires compliance with a variety of regulatory requirements and relationships with various governmental entities. Therefore, the board believes that governmental, political or diplomatic expertise should be represented on the board.

Set forth below are a chart and a narrative disclosure that summarize the specific qualifications, attributes, skills and experiences described above. An “X” in the chart below indicates that the item is a specific reason that the director has been nominated to serve on our board. The lack of an “X” for a particular qualification does not mean that the director does not possess that qualification or skill. Rather, an “X” indicates a specific area of focus or expertise of a director on which the board currently relies.

	High level of financial literacy	Diversity of race, ethnicity, gender, age, cultural background or professional experience	Extensive knowledge of the Company’s business	Marketing/Marketing related technology experience	Governmental, political or diplomatic expertise
Jinghe Zhang		X	X	X

We will strive to identify and appoint more directors to the board that possess the qualifications and qualities that will fulfill our current needs and business priorities.

Mr. Jinghe Zhang, our current President, Chief Executive Officer, and sole director possesses many of the attributes we are looking for in our board members. Mr. Zhang has over 20 years of experience in business management and product marketing and 10 years’ experience in the PRC healthcare product industry. He has led healthcare products companies in a managerial capacity, more recently as general manager of Shenyang Dazhou Healthcare Products Co., Ltd. and Tianjin Tianshi Biological Engineering Co., Ltd. He is also the founder of Joway Group and has served as Chairman of the Board and CEO for Joway Group since its incorporation in 2007. Mr. Zhang received his bachelor degree in economics from Tianjin University of Finance and Economics in 1988.

EXECUTIVE COMPENSATION

The following is a summary of the compensation we paid to our former Chief Executive Officer, Chief Financial Officer, sole director and Chairman, Gust Kepler, for the two years ended December 31, 2008 and 2009. No executive officer received compensation in excess of $100,000 for any of those years.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)
Gust Kepler,
Chief Executive Officer, Chief Financial Officer, Secretary and Sole Director	2008	0	0	0	0
	2009	0	0	0	0

Our current Chief Executive Officer and Chief Financial Officer assumed their respective positions in our company on September 28, 2010. On September 28, 2010, we entered into an employment agreement with each of these officers. Under their respective agreements, Jinghe Zhang is employed as our new Chief Executive Officer, President and director for a term of three years and a monthly salary of RMB7,000 (approximately $1,044.78), and Yuan Huang is employed as our Chief Financial Officer, Secretary and Treasurer for a term of three years and a monthly salary of RMB 5,000 (approximately $746.27). Pursuant to these agreements, neither party may terminate the employment agreement without cause.

The following is a summary of the compensation paid by Joway Group to Jinghe Zhang, its General Manager, and Yuan Huang, its Finance Manager for the two years ended December 3, 2009 and 2008, respectively. No other executive officer of Joway Group received compensation in excess of $100,000 for any of those years.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Jinghe Zhang,
General Manager	2008	12,352.94	0	0	12,352.94
	2009	12,352.94	0	0	12,352.94

Yuan Huang,
Finance Manager	2008	0	0	0	0
	2009	735.29	0	0	735.29

The following is a summary of the compensation paid by Joway Technology to Jingyun Chen, its General Manager, and Yuan Huang, its Finance Manager for the two years ended December 31, 2009 and 2008, respectively. No other executive officer of Joway Technology received compensation in excess of $100,000 for any of those years.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Jingyun Chen	2008	5,294.12	0	0	5,294.12
General Manager	2009	5,294.12	0	0	5,294.12

Yuan Huang	2008	0	0	0	0
Finance Manager	2009	0	0	0	0

The following is a summary of the compensation paid by Joway Decoration to Jingyun Chen, its General Manager, and Yuan Huang, its Finance Manager for the two years ended December 31, 2009 and 2008, respectively. No other executive officer of Joway Decoration received compensation in excess of $100,000 for any of those years.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Jingyun Chen	2008	0	0	0	0
General Manager	2009	0	0	0	0

Yuan Huang	2008	0	0	0	0
Finance Manager	2009	0	0	0	0

The following is a summary of the compensation paid by Shengtang Trading to Yanli Feng, its General Manager and Yuan Huang, its Finance Manager, for the two years ended December 31, 2009 and 2008, respectively. No other executive officer of Shengtang Trading received compensation in excess of $100,000 for any of those years.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	All Other Compensation ($)	Total ($)

Yanli Feng	2008	0	0	0	0
General Manager	2009	441.18	0	0	441.18

Yuan Huang	2008	0	0	0	0
Finance Manager	2009	0	0	0	0

None of the foregoing executives received any equity compensation or long-term compensation during any of the periods represented.

Compensation Discussion and Analysis

We strive to provide our named executive officers (as defined in Item 402 of Regulation S-K) with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

It is not uncommon for PRC private companies in China to have base salaries as the sole form of compensation. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. The base salary is compared to the list of similar positions within comparable peer companies and consideration is given to the executive’s relative experience in his or her position. Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

We will consider forming a compensation committee to oversee the compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

Compensation of Directors

Directors are permitted to receive fixed fees and other compensation for their services as directors. The board of directors has the authority to fix the compensation of directors. No amounts have been paid to, or accrued to, directors in such capacity.

As of the date of this report, our directors have received no compensation for their service on the board of directors. We plan to implement a compensation program for our independent directors, as and when they are appointed, which we anticipate will include such elements as an annual retainer, meeting attendance fees and stock options. The details of that compensation program will be negotiated with each independent director.

Option Grants Table

There were no individual grants or stock options to purchase our common stock made to the executive officer named in the Executive Compensation Table through October 6, 2010.

Aggregated Option Exercises and Fiscal Year-End Option Value Table

There were no stock options exercised during the fiscal year ended December 31, 2009, by the executive officer named in the Executive Compensation Table.

Long-Term Incentive Plan (“LTIP”) Awards Table

There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Employment Agreements

On September 28, 2010, we entered into an employment agreement with each of Jinghe Zhang and Yuan Huang. Under their respective agreements, Jinghe Zhang is employed as our President, Chief Executive Officer and director for a term of three years and a monthly salary of RMB7,000 (approximately $1,044.78), and Yuan Huang is employed as our Chief Financial Officer, Secretary and Treasurer for a term of three years and a monthly salary of RMB 5,000 (approximately $746.27).Pursuant to these agreements, neither party may terminate the employment agreement without cause.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Except for the ownership of our securities, and except as set forth below, none of the directors, executive officers, holders of more than five percent of our outstanding common stock, or any member of the immediate family of any such person have, to our knowledge, had a material interest, direct or indirect, in any transaction or proposed transaction which may materially affect our company.

VIE Agreements

As a result, on September 16, 2010, Dynamic Elite through its wholly-owned subsidiary Junhe Consulting entered into a series of agreements with the Joway Group and its shareholders (the “VIE Agreements”). On September 16, 2010, the date of the VIE Agreements, Zhang Jinghe was the controlling shareholder of the Joway Group and the executive director of Junhe Consulting. As a result, the Joway Group and Junhe Consulting were under the common control of Zhang Jinghe who signed the following agreements on behalf of both parties:

•	a Consulting Services Agreement;

•	an Operating Agreement;

•	a Voting Rights Proxy Agreement;

•	an Option Agreement; and

•	an Equity Pledge Agreement.

Consulting Agreement

Under the Consulting Agreement, Joway Group retained Junhe Consulting to (i) provide general advice and assistance relating to the management and operation of Joway Group’s business; (ii) provide general advice and assistance with respect to employment and staffing issues, including recruiting and training of management personnel, administrative personnel and other staff, establishing an efficient payroll management system, and relocation assistance; (iii) provide business development advice and assistance; and (iv) such other advice and assistance as may be agreed upon by the parties. In return, Joway Group agreed to pay Junhe Consulting quarterly a consulting fee in an amount equal to all of Joway Group’s net income for that quarter within fifteen (15) days after receipt of Joway Group’s quarterly financial statements. Joway Group shall cause the owners of Joway Group to pledge their equity interests in Joway Group to Junhe Consulting to secure the payment of the foregoing consulting fee.

Joway Group is subject to a number of covenants typical for this type of transaction, including the obligation to provide monthly, quarterly and annual reports, and other information requested by Junhe Consulting. In addition, Joway Group is subject to a number of negative covenants, including the agreement that it will not (i) issue, purchase or redeem any equity or debt, or equity or debt securities, (ii) create, incur, assume or suffer to exist any liens upon any of its property or assets (except certain enumerated liens), (iii) wind up, liquidate or dissolve its affairs or enter into any transaction of merger or consolidation, or sale of all or substantially all of its assets; (iv) declare or pay any dividends, (v) incur, assume or suffer to exist any indebtedness, (other than certain enumerated exceptions); (vi) lend money or credit or make advances to any Person, or purchase or acquire any stock, obligations or securities of, or any other interest in, or make any capital contribution to, any other Person, except receivables in the ordinary course of business; (vii) enter into any transaction or series of related transactions, whether or not in the ordinary course of business, with any of its affiliates or related parties, other than on terms and conditions substantially as favorable to Joway Group as would be obtainable in a comparable arm’s-length transaction; (viii) make any expenditure for fixed or capital assets (including, without limitation, expenditures for maintenance and repairs which are capitalized in accordance with generally accepted accounting principles in the PRC and capitalized lease obligations) during any quarterly period which exceeds the aggregate the amount contained in the budget; (ix) amend or modify or change its Articles of Association or business license, or any agreement entered into by it, with respect to its capital stock, or enter into any new agreement with respect to its capital stock; or (x) engage (directly or indirectly) in any business other than those types of business prescribed within the business scope of its business license.

The Consulting Agreement may be terminated by Junhe Consulting for any reason at any time. In addition, the Consulting Agreement may be terminated by Junhe Consulting by written notice in the event of a material breach by

Joway Group which, in the case of breach of a non-financial obligation, has not been remedied within fourteen (14) days following the receipt of such written notice. Either party may terminate the Consulting Agreement by written notice to the other party if (i) the other party becomes bankrupt or insolvent or is the subject of proceedings or arrangements for liquidation or dissolution or ceases to carry on business or becomes unable to pay its debts as they become due; (ii) if the operations of Junhe Consulting are terminated; or (iii) if circumstances arise which materially and adversely affect the performance or the objectives of the Consulting Agreement.

Operating Agreement

Under the Operating Agreement, Junhe Consulting agreed to guarantee Joway Group’s performance of contracts, agreements or transactions with third parties in consideration for the pledge by Joway Group to Junhe Consulting of all of Joway Group’s assets. In addition, Joway Group and its shareholders agreed that Joway Group would not, without the prior written consent of Junhe Consulting, enter into any transactions which may materially affect the assets, obligations, rights or the operations of Joway Group (excluding transactions entered into in the ordinary course of business and the lien obtained by relevant counter parties due to such agreements), including transactions involving (i) the borrowing of money or assumption of any debt; (ii) the sale or purchase from any third party any asset or right, including, but not limited to, any intellectual property rights; (iii) the provision of any guarantees to any third parties using its assets or intellectual property rights; or (iv) the assignment of any business agreements to any third party. Joway Group and its shareholders also agreed to appoint to the Joway Group’s board of directors, and Joway Group’s General Manager, Chief Financial Officer, and other senior officers those persons recommended or selected by Junhe Consulting.

Voting Rights Proxy Agreement

Under the Proxy Agreement, the Shareholders irrevocably granted to Junhe Consulting, for the maximum period of time permitted by law, all of their voting rights as shareholders of Joway Group. In addition, the Shareholders agreed not to transfer their equity interest in Joway Group to any third party (other than Junhe Consulting or a designee of Junhe Consulting). The Proxy Agreement may not be terminated without the unanimous consent of all Parties, except Junhe Consulting, which may terminate the Proxy Agreement with or without cause on thirty (30) days prior written notice.

Option Agreement

Under the Option Agreement, the Shareholders irrevocably granted to Junhe Consulting or its designee an exclusive option to purchase at any time, to the extent permitted under PRC Law, all or a portion of the Shareholders’ Equity Interest in Joway Group for a price equal to the capital paid in by the Shareholders on a pro rata basis in accordance with the percentage of the Shareholders’ Equity Interest acquired, subject to applicable PRC laws and regulations.

Equity Pledge Agreement

Under the Equity Pledge Agreement, the Shareholders pledged all of their right, title and interest in their equity interests in Joway Group to Junhe Consulting to guarantee Joway Group’s performance of its obligations under the Consulting Services Agreement. The pledge expires two (2) years after the satisfaction by Joway Group of all of its obligations under the Consulting Services Agreement. During the term of the Equity Pledge Agreement, Junhe Consulting is entitled to vote, control, sell, or dispose of the Pledged Collateral in the event the Company does not perform its obligations under the Consulting Services Agreement. In addition, Junhe Consulting is entitled to collect any and all dividends declared or paid in connection with the Pledged Collateral.

The description of the VIE Agreements contained in this Current Report on Form 8-K/A is qualified in its entirety by reference to the complete text of the VIE Agreements, copies of which are filed as Exhibits 10.2, 10.3, 10.4, 10.5, and 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 7, 2010, each of which is incorporated herein by reference.

Through these contractual arrangements, we have the ability to substantially influence the daily operations and financial affairs of Joway Group and to receive, through our subsidiaries, all of its profits. As a result, we are considered the primary beneficiary of Joway Group and its operations, and Joway Group and its subsidiaries are deemed to be our variable interest entities. Accordingly, we are able to consolidate into our financial statements the results, assets and liabilities of Joway Group and its subsidiaries.

Call Option Agreement

As part of the reorganization of the Joway Group, Mr. Liu and the shareholders of the Joway Group entered into a Call Option Agreement, pursuant to which the shareholders of the Joway Group have the right to purchase up to 100% of the shares of Crystal Globe at an aggregate price equal of $20,000 over the next three years. In addition, the Option Agreement also provides that Mr. Liu shall not dispose any of the shares of Crystal Globe without consent of Mr. Zhang and Mr. Song. Upon the consummation of the Share Exchange Transaction, Crystal Globe became the principal shareholder of G2 Ventures, Inc. and Mr. Zhang and Mr. Song became indirect beneficial owners of the shares in G2 Ventures held by Crystal Globe pursuant to this Call Option Agreement.

Other Related Transactions among Chinese Operating Entities

•

On December 1, 2009, the Company, through its subsidiary Joway Group, entered into a royalty-free license agreement with Jinghe Zhang, our President, Chief Executive Officer and director. Pursuant to the license agreement, we are authorized to use the trademark “Joway” for a term of nine years and five patents from December 1, 2009 till the expiration dates of the patents.

•

On December 1, 2009, we, through our subsidiary Joway Group, entered into a royalty-free license agreement with Shengyang Joway. Pursuant to the license agreement, we are authorized to use the trademark “Xi” for a term of nine years.

•

On May 10, 2007, Joway Group entered into a cash advance agreement with Jinghe Zhang, our President, Chief Executive Officer and director. Pursuant to the agreement, Jinghe Zhang agreed to advance operating capital to Joway Group. The advances are interest free, unsecured and have no specified repayment terms. The agreement is valid throughout Joway Group’s term of operation. During the period beginning May 17, 2007 (inception of Joway Group) through June 30, 2010, Joway Group received cash advances in the aggregate principal amount of $4,637,397 from Jinghe Zhang of which $4,184,273 has been repaid. As of June 30, 2010, the total unpaid principal balance due Jinghe Zhang for advances was $453,124.

•

On May 10, 2007, Joway Technology entered into a cash advance agreement with Jinghe Zhang, our President, Chief Executive Officer and director. Pursuant to the agreement, Jinghe Zhang agreed to advance operating capital to Joway Technology. The advances are interest free, unsecured and have no specified repayment terms. The agreement is valid throughout Joway Technology’s term of operation. During the period beginning March 28, 2007 (inception of Joway Technology) through June 30, 2010, Joway Technology received cash advances in the aggregate principal amount of $22,031 from Jinghe Zhang all of which has been repaid. As of June 30, 2010, the total unpaid principal balance due Jinghe Zhang for advances was $0.

•

On December 15, 2008, Joway Group entered into a sales contract with Shengyang Joway, which is controlled by Jinghe Zhang, our President, Chief Executive Officer and director. Pursuant to the sales contract, Joway Group agreed to purchase inventory of $60,383 from Shengyang Joway.

On January 1, 2008, Joway Technology entered into a sales contract with Shengyang Joway. Pursuant to the sales contract, Joway Group agreed to purchase Activated Water Machines at the price of $353 from Shengyang Joway. During 2008, Joway Technology purchased Activated Water Machines from Shengyang Joway in the amount of $55,236.

On January 15, 2009, Joway Group entered into a sales contract with Shengyang Joway. Pursuant to the sales contract, Joway Group agrees to purchase inventory of $27,560 from Shengyang Joway.

On February 15, 2009, Joway Group entered into an Equipment Sales Contract with Shengyang Joway. Pursuant to the agreement, Joway Group agreed to purchase certain operating and office equipment in the amount of $158,832 from Shengyang Joway.

On December 20, 2009, Joway Group entered into a sales contract with Shengyang Joway. Pursuant to the sales contract, Joway Group agreed to purchase inventory of $137,395 from Shengyang Joway.

•

From 2007 through 2009, the Company was advanced $694,458 by Shengyang Joway. The advances were non-interest bearing and had no specified repayment terms. The Company repaid $556,365 of these advances during the period January 1, 2010 through June 30, 2010. As of June 30, 2010, the total unpaid principal balance due Shenyang Joway for advances was $138,093.

•

On February 20, 2009, Joway Group entered into an entrust agreement with its cashier (treasurer) Changlong Si. Pursuant to the entrust agreement, Changlong Si was to receive RMB 10 million (approximately$ 1,465,620) from Joway Group to be used to purchase a CITIC (China International Trust and Investment Company) trust investment product on behalf of Joway Group under his own name. No compensation was paid to Mr. Changlong Si in connection with the CITIC investment. The Company purchased this investment product under the name of an individual instead of the Company itself because this investment product is available for purchase by individuals only and has a higher interest rate than the standard bank interest rate. The total amount of RMB10 million was invested from February 25, 2009 to August 25, 2010. The CITIC trust investment matured in August 2010 and the Company, through Joway Group, received the cash proceeds consisting of principal of 10 million RMB and interest of 408,000 RMB in August 2010. Therefore, this investment is no longer in existence.

Related Transactions Prior to Reverse-Merger

During the period beginning September 26, 2002 (inception of G2 Companies, Inc.) through December 31, 2009, the Company received cash advances in the aggregate principal amount of $141,218 (which includes operating advances assumed from G2 Companies, Inc.) from Mr. Kepler, our former sole officer, director and employee. The advances were non-interest bearing, unsecured and repayable upon demand as funds are available. During the period from September 26, 2002 (inception of G2 Companies, Inc.) through December 31, 2002, $17,796 of the advances was contributed by the shareholder as additional paid in capital, and $8,500 was repaid. As of December 31, 2009, the total unpaid principal balance due Mr. Kepler for advances was $114,922. Mr. Kepler forgave the balance on September 20, 2010 in connection with the Reverse Merger.

Except as disclosed above, no executive officer, director or any member of these individuals’ immediate families, any corporation or organization with whom any of these individuals is an affiliate or any trust or estate in which any of these individuals serve as a trustee or in a similar capacity or has a substantial beneficial interest in is or has been indebted to us at any time since the beginning of our last fiscal year.

Procedures for Approval of Related Party Transactions

Our board of directors is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

LEGAL PROCEEDINGS

We know of no material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or any subsidiary, involved as a plaintiff or defendant in any material proceeding or pending litigation.

MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS

COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock has been traded on the OTCBB since September 11, 2009 under the designation “GTVI.” However, to date there has been no trading market for our common stock.

The market price of our common stock is subject to significant fluctuations in response to variations in our quarterly operating results, general trends in the market, and other factors, over many of which we have little or no control. In addition, broad market fluctuations, as well as general economic, business and political conditions, may adversely affect the market for our common stock, regardless of our actual or projected performance.

Holders of Our Common Stock

As of October 6, 2010, we had 39 shareholders of our common stock, including the shares held in street name by brokerage firms. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock

Dividends

We have not paid dividends on our common stock and do not anticipate paying such dividends in the foreseeable future. We will rely on dividends from our PRC Operating Entities for our funds and PRC regulations may limit the amount of funds distributed to us from our PRC Operating Entities, which will affect our ability to declare any dividends.

Stock Option Grants

To date, we have not granted any stock options.

Registration Rights

We have not granted registration rights to the selling shareholders or to any other persons.

Securities authorized for issuance under equity compensation plans

As of the date of this Current Report, we do not have any securities authorized for issuance under any equity compensation plans and we do not have any equity compensation plans.

Penny Stock Regulations

Our shares of common stock are subject to the “penny stock” rules of the Securities Exchange Act of 1934 and various rules under this Act. In general terms, “penny stock” is defined as any equity security that has a market price less than $5.00 per share, subject to certain exceptions. The rules provide that any equity security is considered to be a penny stock unless that security is registered and traded on a national securities exchange meeting specified criteria set by the SEC, issued by a registered investment company, and excluded from the definition on the basis of price (at least $5.00 per share), or based on the issuer’s net tangible assets or revenues. In the last case, the issuer’s net tangible assets must exceed $3,000,000 if in continuous operation for at least three years or $5,000,000 if in operation for less than three years, or the issuer’s average revenues for each of the past three years must exceed $6,000,000.

Trading in shares of penny stock is subject to additional sales practice requirements for broker-dealers who sell penny stocks to persons other than established customers and accredited investors. Accredited investors, in general, include individuals with assets in excess of $1,000,000 or annual income exceeding $200,000 (or $300,000 together with their spouse), and certain institutional investors. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of the security and must have received the purchaser’s written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the security. Finally, monthly statements must be sent disclosing recent price information for the penny stocks. These rules may restrict the ability of broker-dealers to trade or maintain a market in our common stock, to the extent it is penny stock, and may affect the ability of shareholders to sell their shares.

RECENT SALES OF UNREGISTERED SECURITIES

On October1, 2010, we entered into and consummated a Share Exchange Agreement with Crystal Globe, the sole shareholder of Dynamic Elite and Dynamic Elite to acquire all the issued and outstanding capital stock of Dynamic Elite, a British Virgin Islands company, in exchange for the issuance to Crystal Globe 15,215,426 restricted shares of our common stock.

We claim an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) for the private placement of the shares of our common stock to Crystal Globe pursuant to Regulation S promulgated thereunder since, among other things, the offer or sale was made in an offshore transaction and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing. In addition, the recipient of the shares certified that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person and agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act.

DESCRIPTION OF SECURITIES

The following is a summary description of our capital stock and certain provisions under the laws of the State of Texas where the Company was incorporated. The following discussion is qualified in its entirety by reference to such exhibits.

General

We are authorized to issue 200,000,000 shares of Common Stock, par value $0.001 per share, and 1,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

The holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of our common stock are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available therefor. In the event of liquidation, dissolution or winding up of our company, the holders of common stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common stock. Holders of shares of our common stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock.

Preferred Stock

In addition to the 200,000,000 shares of common stock, we are authorized to issue up to 1,000,000 shares of preferred stock. Shares of our preferred stock may be issued from time to time in one or more classes or series, each of which class or series shall have such distinctive designation or title as shall be fixed by the board of directors prior to the issuance any shares thereof.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Limitations on Liability

Our Articles of Incorporation provide that we must indemnify and hold harmless directors, officers, employees, and agents of G2 Ventures, as and to the extent permitted by the Texas Business Corporation Act. One of our officers or directors could take the position that this duty on our behalf to indemnify the director or officer may include the duty to indemnify the officer or director for the violation of securities laws.

Indemnification against Public Policy

Art. 2.02-1 of the Texas Business Corporation Act (TBCA) allows a corporation to indemnify any officer, director, employee or agent who is a party or is threatened to be made a party to a litigation by reason of the fact that he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by such director or officer, or only for reasonable expenses actually incurred in connection with the proceeding if the person is found liable on the basis that personal benefit was improperly received by him or is found liable to the corporation, if:

• there was no breach by the officer, director, employee or agent of his or her fiduciary duties to the corporation involving intentional or willful misconduct; or

• the officer, director, employee or agent acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Article Twelve of our Articles of Incorporation provides that the Company shall indemnify and hold harmless directors, officers, employees, and agents of the Company, and may purchase and may maintain liability insurance for such persons, as and to the extent permitted by the TBCA.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to our Articles of Incorporation, Bylaws, Texas laws or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or control persons, and the successful defense of any action, suit or proceeding) is asserted by such director, officer or control person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 3.02 Unregistered Sales of Equity Securities.

On October 1, 2010, we entered into and consummated a Share Exchange Agreement with Crystal Globe, the sole shareholder of Dynamic Elite and Dynamic Elite to acquire all the issued and outstanding capital stock of Dynamic Elite, a British Virgin Islands company, in exchange for the issuance to Crystal Globe 15,215,426 restricted shares of our common stock.

We claim an exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) for the private placement of the shares of our common stock to Crystal Globe pursuant to Section 4(2) of the Act and/or Regulation DS promulgated thereunder since, among other things, the transaction offer or sale was made in an offshore transaction and no directed selling efforts were made in the United States by the issuer, a distributor, any of their respective affiliates, or any person acting on behalf of any of the foregoing. In addition, the recipient of the shares certified that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person and agreed to resell such securities only in accordance with the provisions of Regulation S, pursuant to registration under the Act, or pursuant to an available exemption from registration; and agreed not to engage in hedging transactions with regard to such securities unless in compliance with the Act and our company took appropriate measures to restrict the transfer of the securities.

Item 4.01 Changes in Registrant’s Certifying Accountant.

On October 5, 2010, we dismissed Turner, Stone & Company, LLP (“TSC”) as our independent registered public accounting firm. The reports of TSC on our financial statements for each of the past two fiscal years contained no adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent accountants was approved by our board of directors on October 5, 2010.

During our two most recent fiscal years and through the date of this report, we have had no disagreements with TSC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of TSC, would have caused it to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During our two most recent fiscal years and through the date of this report on Form 8-K, there have been no reportable events as defined under Item 304(a)(1)(v) of Regulation S-K adopted by the SEC.

We provided TSC with a copy of this disclosure before its filing with the SEC. We requested that TSC provide us with a letter addressed to the SEC stating whether or not it agrees with the above statements, and we received a letter from TSC stating that it agrees with the above statements.

New Independent Accountant

Our board of directors appointed Sherb & Co., LLP (“Sherb”) as our new independent registered public accounting firm effective as of October 5, 2010. During the two most recent fiscal years and through the date of our engagement, we did not consult with Sherb regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, or (2) any matter that was either the subject of a disagreement (as defined in Regulation S-K Item 304(a)(1)(v)), during the two most recent fiscal years.

Prior to engaging Sherb, Sherb did not provide our company with either written or oral advice that was an important factor considered by our company in reaching a decision to change our independent registered public accounting firm from TSC to Sherb.

Item 5.06 Change in Shell Company Status

We were a “shell company” (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) immediately before the Closing of the Reverse Merger. As a result of the Reverse Merger,

Dynamic Elite is now our wholly-owned subsidiary. Dynamic Elite is the holding company of all the equity of Junhe Consulting.

On September 16, 2010, prior to the Reverse Merger, Junhe Consulting and Joway Group entered into a series of VIE Agreements pursuant to which Joway Group became Junhe Consulting’s contractually controlled affiliate. Through Junhe Consulting, we effectively and substantially control Joway Group and its three wholly owned subsidiaries.

Consequently, we are now, through our PRC Operating Entities, namely Joway Group, Joway Technology, Joway Decoration and Shengtang Trading in the business of research and development, manufacture and sales of tourmaline-related healthcare products and as a result of the Reverse Merger on October 1, 2010, have ceased to be a “shell” company.

Item 9.01 Financial Statements and Exhibits.

(a) Financial statements of businesses acquired.

The audited financial statements of Dynamic Elite as of December 31, 2009 and 2008 and unaudited financial statements as for the six months ended June 30, 2010 and 2009 are appended to this report beginning on page F-1.

DYNAMIC ELITE INTERNATIONAL LIMITED AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

Consolidated Financial Statements:

Consolidated Balance Sheets

As of June 30, 2010 (unaudited) and,

As of December 31, 2009 and 2008(audited)

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the Six Months Ended June 30, 2010 and 2009 (unaudited) and,

For the Years Ended December 31, 2009 and 2008 (audited)

Consolidated Statement of Changes in Stockholders’ Equity

For the Six Months Ended June 30, 2010 (unaudited) and,

For the Years Ended December 31, 2009 and 2008(audited)

Consolidated Statements of Cash Flows

For the Six Months Ended June 30, 2010 and 2009 (unaudited) and,

For the Years Ended December 31, 2009 and 2008 (audited)

Notes to Consolidated Financial Statements

1900 NW Corporate Blvd., Suite East 210 Boca Raton, FL 33431 Tel: 561.886.4200 Fax: 561.886.3330 e-mail: info@sherbcpa.com Offices in New York and Florida

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

Dynamic Elite International Limited and Subsidiaries

We have audited the accompanying consolidated balance sheets of Dynamic Elite International Limited and Subsidiaries (referred to as the “Company”) as of December 31, 2009 and 2008 and the related consolidated statements of operations and comprehensive income (loss), stockholder’s equity, and cash flows for the years ended December 31, 2009 and 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dynamic Elite International Limited and Subsidiaries, as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Sherb & Co., LLP

Sherb & Co., LLP

Certified Public Accountants

New York, New York

October 5, 2010

Consolidated Financial Statements

DYNAMIC ELITE INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of June 30,	As of December 31,
	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash	$659,316	$935,719	$98,039
Accounts receivable, net	16,318	57,532	18,589
Other receivables	395,339	389,712	21,184
Due from related parties	1,468,730	1,462,587	9,484
Inventories	1,053,688	593,805	215,742
Advances to suppliers	149,580	192,733	854,814
Prepaid expense	—	118,123	11,634

Total current assets	3,742,971	3,750,211	1,229,486

PROPERTY, PLANT AND EQUIPMENT, net	5,718,852	3,191,180	158,289

OTHER ASSETS:
Construction in progress	—	2,215,567	3,681,034
Intangible assets, net	587,879	581,054	587,483

Total other assets	587,879	2,796,621	4,268,517

Total assets	$10,049,702	$9,738,012	$5,656,292

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$426,293	$141,683	$—
Advances from customers	126,759	361,993	198,213
Taxes payable	216,519	55,091	324
Other payables	108,974	16,197	10,884
Due to related parties	583,873	1,299,258	4,715,086

Total current liabilities	1,462,418	1,874,222	4,924,507

COMMITMENTS	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock - $1 par value; 50,000 shares authorized; 10,000 shares issued and outstanding at June 30, 2010	10,000	—	—
Additional paid-in-capital	7,272,954	7,272,954	788,327
Statutory reserves	49,788	49,788	1,600
Retained earnings (deficit)	1,133,561	445,776	(156,571)
Accumulated other comprehensive income	130,981	95,272	98,429
Subscription receivable	(10,000)	—	—

Total stockholders’ equity	8,587,284	7,863,790	731,785

Total liabilities and stockholders’ equity	$10,049,702	$9,738,012	$5,656,292

The accompanying notes are an integral part of these financial statements

DYNAMIC ELITE INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
REVENUES	$2,323,841	$984,456	$3,109,059	$422,612

COST OF REVENUES	639,488	448,437	1,164,683	303,854

GROSS PROFIT	1,684,353	536,019	1,944,376	118,758

Selling expenses	235,670	1,806	165,994	30,741
General and administrative expenses	525,825	399,755	967,255	228,791

OPERATING EXPENSES	761,495	401,561	1,133,249	259,532

INCOME (LOSS) FROM OPERATIONS	922,858	134,458	811,127	(140,774)

Interest income	1,175	450	1,952	121
Other income	1,092	2,876	2,902	—
Other expenses	(26,107)	—	(24,198)	(1,252)

OTHER (EXPENSE) INCOME, NET	(23,840)	3,326	(19,344)	(1,131)

INCOME BEFORE INCOME TAXES	899,018	137,784	791,783	(141,905)

INCOME TAXES	211,233	34,592	141,248	5,083

NET INCOME (LOSS)	687,785	103,192	650,535	(146,988)

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustments	35,709	5,256	(3,157)	53,080

COMPREHENSIVE INCOME (LOSS)	$723,494	$108,448	$647,378	$(93,908)

The accompanying notes are an integral part of these financial statements

DYNAMIC ELITE INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

	Number of shares	Common stock		Additional paid-in capital	Statutory reserves		Retained earnings (deficit)	Accumulated other comprehensive income	Subscription receivable	Total equity
BALANCE, January 1, 2008		$		$788,327	$		$(7,983)	$45,349	$—	$825,693

Net Loss							(146,988)			(146,988)
Appropriation to statutory reserves						1,600	(1,600)			—
Foreign currency translation gain								53,080	—	53,080

BALANCE, December 31, 2008	—		—	788,327		1,600	(156,571)	98,429	—	731,785

Net Income							650,535			650,535
Appropriation to statutory reserves						48,188	(48,188)			—
Capital contribution				6,876,914						6,876,914
Capital distribution				(392,287)						(392,287)
Foreign currency translation loss								(3,157)		(3,157)

BALANCE, December 31, 2009	—		—	7,272,954		49,788	445,776	95,272	—	7,863,790

Net Income (Unaudited)							687,785			687,785
Issuance of Common Stock (Unaudited)	10,000		10,000						(10,000)	—
Foreign currency translation gain (Unaudited)								35,709		35,709

BALANCE, June 30, 2010 (Unaudited)	10,000		$10,000	$7,272,954		$49,788	$1,133,561	$130,981	$(10,000)	$8,587,284

The accompanying notes are an integral part of these financial statements

DYNAMIC ELITE INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$687,785	$103,192	$650,535	$(146,988)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities
Depreciation	145,649	65,173	158,248	11,366
Amortization	6,255	456	12,812	11,858
Changes in current assets and liabilities
Accounts receivable, trade	41,298	(84,456)	(38,943)	(18,300)
Other receivables	(3,974)	(145,786)	(368,528)	(20,855)
Due from related parties	(4,281)	67,066	65,152	85,700
Inventories	(455,605)	(305,014)	(378,063)	(209,909)
Advances to suppliers	(97,539)	80,072	158,465	(103,303)
Prepaid expense	—	(323)	106,489	—
Accounts payable	94,397	128,164	141,683	—
Advance from customers	(235,849)	(163,783)	163,780	147,738
Other payable	17,967	10,203	(4,573)	2,459
Salary and welfare payable	33,970	(2,592)	(2,874)	—
Income tax payable	92,033	30,914	54,767	—
Other taxes payable	186,712	(85,953)	(102,101)	5,682
Accrued expenses	40,419	—	12,730	(16,984)

Net cash provided by (used in) operating activities	549,237	(302,667)	629,579	(251,536)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property plant and equipment	(104,073)	(637,697)	(1,052,106)	(110,249)
Increase in construction in progress	—	—	—	(3,489,565)
Investment in trust	—	(1,461,298)	(1,607,980)	—
Decrease in long-term prepaid expenses	—	—	—	(578)
Purchase of intangible assets	(10,621)	(4,925)	(4,926)	(269)

Net cash used in investing activities	(114,694)	(2,103,920)	(2,665,012)	(3,600,661)

CASH FLOWS FROM FINANCING ACTIVITIES:
Capital Contribution	—	6,868,140	6,876,914	—
Capital Distribution	—	—	(392,287)	—
Due to related parties	(713,804)	(4,132,150)	(3,639,155)	3,508,862

Net cash provided (used) by financing activities	(713,804)	2,735,990	2,845,472	3,508,862

EFFECT OF EXCHANGE RATE CHANGES ON CASH	2,858	59	27,641	28,591

NET INCREASE (DECREASE) IN CASH	(276,403)	329,462	837,680	(314,744)

CASH, beginning balance	935,719	98,039	98,039	412,783

CASH, ending balance	$659,316	$427,501	$935,719	$98,039

SUPPLEMENTAL DISCLOSURES:

Income taxes paid	$119,200	$7,062	$94,981	$—
Interest paid	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

NOTE 1 – ORGANIZATION

The consolidated financial statements include the financial statements of Dynamic Elite International Limited (referred to herein as “Dynamic Elite”), its subsidiary, and variable interest entities (“VIEs”) where Dynamic Elite is deemed the primary beneficiary. Dynamic Elite, its subsidiary and VIEs are collectively referred to herein as the “Company”, “we” and “us”.

Dynamic Elite was incorporated under the laws of the British Virgin Islands on June 2, 2010 as a limited liability company (a BVI company). Dynamic Elite engages in manufacturing and distributing tourmaline products in China. Its wholly owned subsidiary, Tianjin Junhe Enterprise Management Consulting Co., Ltd. (referred to herein as “Junhe Consulting”) was incorporated on September 15, 2010 in Tianjin, People Republic of China (“PRC”). Other than the equity interest in Junhe Consulting, Dynamic Elite does not own any assets or conducts any operations.

Junhe Consulting conducts its business through Tianjin Joway Shengshi Group Co., Ltd. (“Joway Group”) that is consolidated as a variable interest entity.

Joway Group was incorporated in PRC on May 17, 2007. Joway Group is currently owned 99% by Jinghe Zhang, the Company’s current CEO and President and 1% by Song Baogang. Joway Group engages in manufacturing and distributing tourmaline products in China. Liaoning Joway Technology Engineering Co., Ltd. (“Joway Technology”), Tianjin Joway Decoration Engineering Co., Ltd. (“Joway Decoration”) and Tianjin Oriental Shengtang Import & Export Trading Co., Ltd. (“Shengtang”) are subsidiaries of Joway Group.

Joway Technology was incorporated on March 28, 2007 in PRC. It engages in the distribution of Tourmaline Activated Water Machines and the construction of Tourmaline Wellness Houses. Prior to July 25, 2010, Joway Group owned 90.91% of Joway Technology. Joway Group entered into a share acquisition agreement with Chen Jingyun, another stockholder of Joway Technology on July 25, 2010 to acquire the remaining 9.09% of the share of Joway Technology. As a result of the share acquisition, Joway Technology became a wholly-owned subsidiary of Joway Group. Jingyun Chen is currently the General Manager of Joway Technology.

Joway Decoration was incorporated on April 22, 2009 in PRC. It engages in the distribution of Tourmaline Activated Water Machines and Tourmaline Wellness House materials. Prior to July 9, 2010, Joway Group owned 90% of Joway Decoration. Joway Group entered into a share acquisition agreement with Chen Jingyun, another stockholder of Joway Decoration on July 9, 2010 to acquire the remaining 10% of the shares of Joway Decoration. As a result of the share acquisition, Joway Decoration became a wholly-owned subsidiary of Joway Group. Jingyun Chen is currently the General Manager of Joway Decoration.

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

Shengtang was incorporated on September 18, 2009 in the PRC. It engages in purchasing raw materials which it sells to other companies of the group. Prior to July 28, 2010, Joway Group owned 95% of Shengtang. Joway Group entered into a share acquisition agreement with Wang Aiying, another stockholder of Shengtang on July 28, 2010 to acquire the remaining 5% of the shares of Shengtang. As a result of the share acquisition, Shengtang became a wholly-owned subsidiary of Joway Group. Aiying Wang currently is not in any significant role in the Company nor its subsidiaries, but a staff member of Shengtang Trading.

Name	Domicile and Date of Incorporation	Paid in Capital	Percentage of Effective Ownership	Principal Activities
Dynamic Elite International Limited	June 2, 2010, British Virgin Islands	0	100% owned by Crystal Globe Limited	Investment Holding
Tianjin Junhe Enterprise Management Consulting Co., Ltd.	September 15, 2010, PRC	USD 20,000	100% owned by Dynamic Elite International Limited	Advisory
Tianjin Joway Shengshi Group Co., Ltd	May 17, 2007, PRC	USD 7,216,140.72	99% owned by Jinghe Zhang, and 1% owned by Song Baogang	Production and distribution of tourmaline products
Liaoning Joway Technology Engineering Co., Ltd.	March 28, 2007, PRC	USD 142,072.97	100% owned by Tianjin Joway Shengshi Group Co., Ltd	Distribution of Tourmaline Activated Water Machine and construction of Tourmaline Wellness House
Tianjin Joway Decoration Engineering Co., Ltd.	April 22, 2009, PRC	USD 292,367.74	100% owned by Tianjin Joway Shengshi Group Co., Ltd	Distribution of Tourmaline Activated Water Machine and Tourmaline Wellness House materials
Tianjin Oriental Shengtang Import & Export Trading Co., Ltd.	September 18, 2009, PRC	USD 292,463.75	100% owned by Tianjin Joway Shengshi Group Co., Ltd	Distribution of tourmaline products

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

On September 16, 2010, Junhe Consulting entered into a series of contractual agreements (the “Contractual Agreements”) with Joway Group and Joway Group’s owners. The following is a brief description of the Contractual Agreements entered between Junhe Consulting and Joway Group or Joway Group’s owners:

1. Consulting Services Agreement. Pursuant to the consulting services agreement between Junhe Consulting and Joway Group, Junhe Consulting has the right to advise, consult, manage and operate Joway Group, and collect and own all of the net profits of the Operating Entities.

2. Operating Agreement. Under the operating agreement between Junhe Consulting and Joway Group, Junhe Consulting has the right to recommend director candidates and appoint the senior executives of Joway Group, approve any transactions that may materially affect the assets, liabilities, rights or operations of Joway Group, and guarantee the contractual performance by Joway Group of any agreements with third parties, in exchange for a pledge by Joway Group of its accounts receivable and assets.

3. Voting Rights Proxy Agreement. Under the voting rights proxy agreement between Joway Group’s owners and Junhe Consulting, the owners of Joway Group have vested their collective voting control over Joway Group to Junhe Consulting and will only transfer their respective equity interests in Joway Group to Junhe Consulting or its designee.

4. Option Agreement. Under the option agreement between Joway Group’s owners and Junhe Consulting, the owners of Joway Group have granted Junhe Consulting the irrevocable right and option to acquire all of their equity interests in Joway Group.

5. Equity Pledge Agreement. Under the equity pledge agreement between Joway Group’s owners and Junhe Consulting, the owners of Joway Group have pledged all of their rights, titles and interests in Joway Group to Junhe Consulting to guarantee Joway Group’s performance of its obligations under the Consulting Services Agreement.

As a result of the Contractual Agreements, Joway Group is effectively a variable interest entity of Junhe Consulting. Accordingly, Dynamic Elite through its wholly-owned subsidiary Junhe Consulting consolidates Joway Group’s results of operation, assets and liabilities in its financial statements. Hereafter, Dynamic Elite, Junhe Consulting, Joway Group and its subsidiaries are collectively referred to as the “Company” unless specific reference is made to an individual entity.

The Company has concluded that Joway Group is a VIE and that the Company’s wholly owned subsidiary, Junhe Consulting, absorbs a majority of the risk of loss from the activities of this company, and enable the Company, through Junhe Consulting, to receive a majority of Joway Group’s expected residual returns. Such conclusion is based on the terms of the Contractual Arrangements as follows:

(1)	Under the Consulting Services Agreement, Junhe Consulting will provide exclusive consulting and services to Joway Group for quarterly fee in the amount of Joway Group’s quarterly net income after tax. The Company has the right to receive the expected residual gains of Joway Group, and there is no cap on such expected residual gains. The Company is also obligated to absorb the risk of loss from the activities of Joway Group. The Company is not protected from such risk of loss and is not guaranteed a return by Joway Group or by other parties involved with Joway Group.

(2)	Under the Equity Pledge Agreement, the Owners have pledged their rights, title and equity interest in Shegnshi Group as security for Junhi to collect its fees from Joway Group under the Consulting Services Agreement.

(3)

Under the Operating Agreement, Junhi has exclusive authority of all decision-making relating to Joway Group’s ongoing major operations, including establishing compensation levels and hiring and firing key personnel. In order to ensure Joway Group’s normal operation, Junhi agrees to act as the guarantor for Joway Group in any contract, agreement or transaction with third parties relating to Joway Group’s operations, and to guarantee Joway Group’s performance of such contract, agreement or transaction. As a counter guarantee, Joway Group agrees to pledge all of its assets including receivables to Junhe Consulting which have not been pledged to any third parties at the execution date

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

of this agreement.

(4)	Under the Voting Rights Proxy Agreement, the Owners have authorized any designee of Junhe Consulting to exercise all of their respective voting rights as owners of Joway Group.

(5)	Under the Option Agreement, the Owners have granted Junhe Consulting the exclusive right and option to acquire all of their equity interests in Joway Group.

Accordingly, the Company accounts for the operations of Joway Group and its wholly owned subsidiaries as a VIE in accordance with ASC 810-10-15-14.

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). The Company’s functional currency is the Chinese Renminbi (“RMB”); however the accompanying consolidated financial statements have been translated and presented in United States Dollars (“USD”). All significant inter-company transactions and balances have been eliminated. The consolidated financial statements include all adjustments that, in the opinion of management, are necessary to make the financial statements not misleading.

Unaudited Financial Statements

The accompanying consolidated financial statements as of June 30, 2010 and for six months ended June 30, 2010 and 2009 are unaudited. In the opinion of management, all necessary adjustments (which include only normal recurring adjustments) have been made to present fairly the financial position, results of operations and cash flows for the periods presented. Certain information and footnote disclosure normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted. However, the Company believes that the disclosures are adequate to make the information presented not misleading. These consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the year ended December 31, 2009 and 2008 financial statements. The results of operations for the six month period ended June 30, 2010 and 2009 are not necessarily indicative of the operating results to be expected for the full year ended December 31, 2010, or that have been achieved in the year ended December 31, 2009.

Use of Estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. Actual results could differ from those estimates.

Basis of Consolidation

The accompanying consolidated financial statements include the Company and its wholly owned subsidiary and controlled VIEs. All significant inter-company accounts and transactions have been eliminated in the consolidation.

Pursuant to Accounting Standards Codification Topic 810, “Consolidation”, Joway Group, as a VIE of Junhe Consulting, have been consolidated in the Company’s financial statements. Joway Group’s sales are included in the Company’s total sales, its income from operations is consolidated with the Company’s, and the Company’s net income includes all of Joway Group’s net income.

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

Based on the various Contractual Agreements, the Company is able to exercise control over the VIEs, and to obtain in full the economic benefits. Accordingly, the non–controlling interests have no economic interest in the VIEs.

Foreign Currency Translation

The accompanying consolidated financial statements are presented in USD. The functional currency of the Company is RMB. The consolidated financial statements are translated into United States dollars from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Equity accounts are translated at their historical exchange rates when the equity transactions occurred. The resulting transaction adjustments are recorded as a component of stockholders’ equity. Gains and losses from foreign currency transactions are included in net income.

	June 30,		December 31,
	2010	2009	2009	2008
Year ended RMB: USD Exchange rate	6.8086	6.8448	6.8372	6.8542
Average yearly RMB: USD Exchange rate	6.83474	6.84323	6.84088	6.96225

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into USD at the rates used in translation.

For the years ended December 31, 2009 and 2008, foreign currency translation adjustments of $ (3,157) and $53,080, respectively, have been reported as comprehensive (loss) or income in the consolidated financial statements. For the six months ended June 30, 2010 and 2009, foreign currency translation adjustments of $35,709 and $5,256, respectively, have been reported as comprehensive income (unaudited) in the consolidated financial statements.

Other Comprehensive Income

Other comprehensive income is defined as the change in equity during the year from transactions and other events, excluding the changes resulting from investments by owners and distributions to owners, and is not included in the computation of income tax expense or benefit. Accumulated other comprehensive income represents the accumulated balance of foreign currency translation adjustments.

Concentrations of Credit Risk

The Company’s operations are carried out in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environment in the PRC, and by the general state of the PRC’s economy. The Company’s operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in North America. The Company’s results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things. Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade accounts receivable. Substantially all of the Company’s cash is maintained with state-owned banks within the PRC, and no deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

Fair Value of Financial Instruments

Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 820 (formerly Statement of Financial Accounting Standard (“SFAS”) No. 157 Fair Value Measurements) establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

•	Level 1—defined as observable inputs such as quoted prices in active markets for identical assets or liabilities;

•	Level 2—defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

•	Level 3—defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts reported in the balance sheets for cash, accounts receivable, other receivable, accounts payable, other payable, and amounts due from related parties generally approximate their fair market values based on the short-term maturity of these instruments. The Company has not identified any assets or liabilities that are required to be presented at fair value in these financial statements.

ASC 825-10 “Financial Instruments” allows entities to voluntarily choose to measure certain financial assets and liabilities at fair value (fair value option). The fair value option may be elected on an instrument-by-instrument basis and is irrevocable, unless a new election date occurs. If the fair value option is elected for an instrument, unrealized gains and losses for that instrument should be reported in earnings at each subsequent reporting date. The Company did not elect to apply the fair value option to any outstanding instruments.

Cash and Cash Equivalents

For financial reporting purposes, the Company considers all highly liquid financial instruments with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at any point during the period of the financial statements presented. Balances at financial institutions or state-owned banks within the PRC are not covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on its cash in bank accounts.

Accounts Receivable

Accounts receivable are carried at net realizable value. The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of the accounts receivable and analyzes historical bad debts, customer concentrations, customer’s credit worthiness, currents economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of June 30, 2010 (unaudited), December 31, 2009 and December 31, 2008, respectively, the Company has no allowance for doubtful accounts.

Inventories

Inventories are stated at the lower of cost, as determined by the specific identification method on contract level (for each individual contract, inventories cost flow are determined by weighted-average method), or the net realizable value, which is determined on selling prices less any further costs expected to be incurred for completion and disposal. The Company regularly evaluates the composition of its inventories to identify slow-moving and obsolete inventories to determine whether valuation allowance is required. As of June 30, 2010 (unaudited), December 31, 2009 and December 31, 2008, respectively, the Company has no reserves for inventories.

Advances to suppliers

Advances to suppliers represent the cash paid in advance for inventory items or construction in progress. The advance payments are meant to ensure preferential pricing and delivery. The amounts advanced under such arrangements totaled $192,733 and $854,814 as of December 31, 2009 and 2008, respectively. The amounts advanced under such arrangements totaled $149,580 as of June 30, 2010 (unaudited).

Property, Plant, and Equipment

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

Property, plant and equipment are stated at cost less accumulated depreciation, and include expenditures that substantially increase the useful lives of existing assets.

Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives are as follows:

Building	20 years
Operating Equipment	10 years
Office furniture and equipment	3 or 5 years
Vehicles	10 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts, and any gain or loss is included in the consolidated statements of operations. Maintenance, repairs and minor renewals are charged directly to expenses as incurred. Significant renewals and betterment to buildings and equipment are capitalized. Leasehold improvements are depreciated over the lesser of the useful life or the life of the lease.

Construction in progress

Construction in progress represents the costs incurred in connection with the construction of buildings or new additions to the Company’s plant facilities. No depreciation is provided for construction in progress until such time as the related assets are completed and are ready for their intended use.

Intangible assets

Intangible assets mainly consist of land use rights. All land located in the PRC is owned by the government and cannot be sold to any individual or company. The land use rights granted to the Company are being amortized using the straight-line method over the lease term of 50 years. Other intangible assets are software programs that are amortized over their estimated useful life of 10 years.

Impairment of Long-Lived Assets

Long-lived assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in FASB ASC 360 (formerly SFAS No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from the related operations. The Company also re-evaluates the periods of depreciation and amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. The Company did not record any impairment loss for the years ended December 31, 2009 and 2008, and the six months ended June 30, 2010 and 2009.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured.

With respect to sales of product to both franchisee and non-franchisee customers, the Company prepares product shipments upon the receipt of a customer’s purchase order. Sales prices are based on fixed price lists that are different depending on whether the price list is for a franchisee customer or for non-franchisee customers. The Company recognizes revenue when the product is shipped. The Company does not sell product to any customers with a right of return as defined in ASC 605-15-25-4. Sales are presented net of value added tax (VAT).

For Tourmaline Wellness House sales, the Company recognizes revenue under the completed contract method. Customers contact the Company with requests to construct a Wellness House. The Company and the customer enter into a contract, at which time the customer pays a deposit of at least one-half of the sales price. A contract is

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

considered complete when all significant costs have been incurred and the project has been accepted by the customer. The contracts have a place for the customer to sign indicating their acceptance of the completed Wellness House. At this time the customer will also pay any remaining balance on the contract. The Company recognizes the full contract revenue at this point. Contract costs consist primarily of materials and labor costs. The construction period of a Wellness House generally does not exceed five days.

Shipping expense

Shipping costs are included in selling expenses and totaled $19,573 and $606 for the years ended December 31, 2009 and 2008, respectively, and $17,273 and $2,509 for the six months (unaudited) ended June 30, 2010 and 2009, respectively.

Income Taxes

The Company is governed by the Income Tax Law and associated legislations of the PRC. The Company accounts for income taxes in accordance with FASB ASC 740 “Income Taxes” (formerly SFAS No. 109 Accounting for Income Taxes), which is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Realization of deferred tax assets is dependent upon future earnings, if any, of which the timing and amount are uncertain.

According to ASC 740, the evaluation of a tax position is a two-step process. The first step is to determine whether it is more likely than not that a tax position will be sustained upon examination, including the resolution of any related appeals or litigation based on the technical merits of that position. The second step is to measure a tax position that meets the more-likely-than-not threshold to determine the amount of benefit to be recognized in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent period in which the threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not criteria should be de-recognized in the first subsequent financial reporting period in which the threshold is no longer met. ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition.

Recently Issued Accounting Pronouncements

In June 2009, the FASB issued Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 105-10 (formerly Statement of Financial Accounting Standards (“SFAS”) No. 168, the FASB ASC and Hierarchy of Generally Accepted Accounting Principles, a replacement of FASB Statement No. 162). ASC 105-10 establishes the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied in preparation of financial statements in conformity with generally accepted accounting principles in the United States of America. The adoption of this topic has no impact on the Company’s consolidated financial statements. However, references to specific accounting standards have been changed to refer to appropriate sections of the ASC. Subsequent revisions to GAAP by the FASB will be incorporated into the ASC through issuance of Accounting Standards Updates (“ASU”).

In August 2009, the FASB issued FASB ASU 2009-05, “Measuring Liabilities at Fair Value”, which provides amendments to FASB ASC 820, “Fair Value Measurements”. Specifically, FASB ASU 2009-05 clarifies that the quoted price for an identical liability should be used. However, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). This ASU also indicates that when estimating the fair value of a liability, a reporting entity is not required to adjust to include inputs relating to the existence of transfer restrictions on that liability. This ASU is effective October 1, 2009. The adoption of this topic has no material impact on the Company’s consolidated financial statements.

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

In October 2009, the FASB issued FASB ASU 2009-13, “Multiple-deliverable Revenue Arrangements”. FASB ASU 2009-13 provides amendments to the criteria for separating deliverables, measuring and allocating arrangement consideration to one or more units of accounting. As a result of these amendments, multiple-deliverable revenue arrangements will be separated in more circumstances than under existing U.S. GAAP. The amendments in this ASU also establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments also require providing information about the significant judgments made and changes to those judgments and about how the application of the relative selling-price method affects the timing or amount of revenue recognition. This ASU is effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010. The adoption of this topic has no material impact on the Company’s consolidated financial statements.

In October 2009, the FASB issued ASU 2009-14, “Certain Revenue Arrangements That Include Software Elements.” FASB ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements that are “essential to the functionality,” and scopes these products out of current software revenue guidance. Under the amendments, the following components would be excluded from the scope of software revenue recognition guidance: the tangible element of the product, software products bundled with tangible products where the software components and non-software components function together to deliver the product’s essential functionality, and undelivered components that relate to software that is essential to the tangible product’s functionality. This ASU also provides guidance on how to allocate transaction consideration when an arrangement contains both deliverables within the scope of software revenue guidance (software deliverables) and deliverables not within the scope of that guidance (non-software deliverables). This amendment will be effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after January 1, 2011. The Company is currently evaluating the impact that this topic will have on its consolidated financial statements.

In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements”, which amends FASB ASC 820, “Fair Value Measures and Disclosures.” FASB ASU 2010-06 require companies to make new disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value hierarchies and information on purchases, sales, issuance and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This ASU is effective prospectively for financial statements issued for fiscal years and interim periods beginning after December 15, 2009. The adoption of this topic will not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which amends FASB ASC 855, “Subsequent Events”. The update provides that SEC filers, as defined in ASU 2010-09, are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The update also requires SEC filers to evaluate subsequent events through the date the financial statements are issued rather than the date the financial statements are available to be issued. The Company adopted ASU 2010-09 upon issuance. The adoption of this topic has no material impact on the Company’s consolidated financial statements.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable consisted of the following:

	June 30,	December 31,
	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)
Accounts receivable	$16,318	$57,532	$18,589
Less: Allowance for bad debt	—	—	—

Accounts receivable	$16,318	$57,532	$18,589

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

NOTE 4 – OTHER RECEIVABLES

Other receivables are primarily comprised of payments made by the Company under a cooperative technology development contract with Tianjin Zhong’ao Biology Technology Co., Ltd. (“Zhong’ao”). The Company entered into this contract in 2009. Pursuant to this agreement, Zhong’ao was to develop a tourmaline solution suitable for human consumption. The agreement provided that Zhong’ao would provide research and development services on the product for a period of five years commencing in January 2009 and ending in December 2014, The fee for these services was to be RMB 3,000,000 (approximately $441,176). The Company prepaid RMB 2,600,000 (approximately $382,352) during 2009, and the remaining balance of RMB 400,000 was to be paid by December 31, 2014. Due to technical problems encountered by Zhong’ao, the Company and Zhong’ao have agreed to terminate the contract. The Company has been in negotiations with Zhong’ao and expects the return of all, or most, of the prepaid fees in October 2010.

NOTE 5 – INVENTORIES

Inventories consisted of the following:

	June 30,	December 31,
	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)
Raw materials	$293,606	$176,042	$114,537
Packages	11,659	13,297	—
Finished goods	680,109	389,573	92,894
Goods shipped in transit	19,103	—	—
Consigned processing material	31,485	—	—
Low value consumables	17,726	14,893	8,311

Total	$1,053,688	$593,805	$215,742

Goods shipped in transit represent goods on the way from the suppliers to the Company. Consigned processing material represents the materials assigned to the processing factory by the Company. Low value consumables represent low priced and easily worn articles and are amortized on equal-split amortization method. Pursuant to this method, half value of the low value consumable should be amortized once used and the remaining half value should be amortized when disposed.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted of the following:

	June 30,	December 31,
	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)
Building	$5,095,033	$2,514,807	$—
Operating Equipment	318,530	298,543	77,592
Office furniture and equipment	186,803	170,192	24,016
Vehicles	223,671	165,900	68,226
Leasehold improvements	211,644	211,644	—

Total	6,035,681	3,361,086	169,834
Less: accumulated depreciation	(316,829)	(169,906)	(11,545)

Property, plant and equipment, net	$5,718,852	$3,191,180	$158,289

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

Depreciation expense for the years ended December 31, 2009 and 2008 amounted to $158,248 and $11,366, respectively.

Depreciation expense for the six months (unaudited) ended June 30, 2010 and 2009 amounted to $145,649 and $65,173, respectively.

NOTE 7 – CONSTRUCTION IN PROGRESS

During 2007, the Company began to construct manufacturing and logistic facilities as well as administrative offices located in Baodi, Tianjin, PRC, a total of nine buildings. Several of the buildings were completed and occupied during 2009, and the remaining buildings were completed and occupied in 2010. As of December 31, 2009 and 2008, construction in progress of this project was $2,215,567 and $3,681,034, respectively.

NOTE 8 – INTANGIBLE ASSETS

Intangible assets consisted of the following:

	June 30,	December 31,
	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)
Land use rights	$606,302	$603,764	$602,267
Other intangible assets	15,887	5,203	273
Total	622,189	608,967	602,540
Less : accumulated amortization	(34,310)	(27,913)	(15,057)
Intangible assets, net	$587,879	$581,054	$587,483

Amortization expense of intangible assets for the years ended December 31, 2009 and 2008 was $12,812 and $11,858, respectively.

Amortization expense of intangible assets for the six months (unaudited) ended June, 2010 and 2009 was $6,255 and $456, respectively.

The estimated amortization expense for the next five years is as follows:

Estimated amortization expense for the year ending December 31,	Amount
2010	$13,662
2011	$13,662
2012	$13,662
2013	$13,662
2014	$13,662
Thereafter	$512,744

NOTE 9 – RELATED PARTY TRANSACTIONS

Due from related parties consists of the following:

	June 30,	December 31,
	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)
Si Chang Long	$1,468,730	$1,462,587	$—
Shenyang Joway Zhiye Co., Ltd	—	—	9,484
Total	$1,468,730	$1,462,587	$9,484

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

Shenyang Joway Zhiye Co., Ltd is controlled by Jinghe Zhang, the largest stockholder and CEO of Joway Group.

Mr. Si Changlong is the cashier (treasurer) of Joway Group and was appointed to purchase a CITIC trust investment on behalf of the Company. This financial product which is available for purchase by individuals only has a higher interest rate than the standard bank interest rate. The amount invested was $ 1,465,620 ( RMB 10 million) from February 25, 2009 to August 25, 2010. Both the principal of RMB 10 million and interest on the investment of RMB 408,000 were paid off on August 26, 2010 from Mr. Si Changlong.

Due to related parties consists of the following:

	June 30,	December 31,
	2010	2009	2008
	(Unaudited)	(Audited)	(Audited)
Shenyang Joway Industrial Development Co., Ltd.	$138,093	$694,458	$77,689
Jinghe Zhang	445,780	604,800	4,637,397
Total	$583,873	$1,299,258	$4,715,086

Shenyang Joway Industrial Development Co., Ltd (“Shenyang Joway”) is controlled by Jinghe Zhang, the largest stockholder and CEO of the Company. The Company purchased inventory and equipment in the amount of $115,619 and $328,088 from Shenyang Joway in 2008 and 2009 respectively.

From 2007 through 2009, the Company was advanced $694,458 by Shenyang Joway. The advances were non-interest bearing and had no specified repayment terms. The Company repaid $556,365 of these advances during the period January 1, 2010 through June 30, 2010.

On December 1, 2009, we entered into a license agreement with Jinghe Zhang. Pursuant to the license agreement, we are authorized to use for free the trademark “Joway” for a term of nine years and five patents from December 1, 2009 till the expiration dates of the patents.

On May 10, 2007, Joway Group entered into a cash advance agreement with Jinghe Zhang. Pursuant to the agreement, Jinghe Zhang agrees to lend money as daily operation capital to Joway Group. The advances are interest free and unsecured. The agreement is valid throughout Joway Group’s term of operation. During the period beginning May 17, 2007 (inception of Joway Group) through June 30, 2010, Joway Group received cash operating advances in the aggregate principal amount of $4,637,397 from Jinghe Zhang and $4,184,273 has been paid off by Joway Group. As of June 30, 2010, the total unpaid principal balance due Jinghe Zhang for advances was $453,124.

On May 10, 2007, Joway Technology entered into a loan agreement with Jinghe Zhang. Pursuant to the loan agreement, Jinghe Zhang agrees to lend money as daily operation capital to Joway Technology. The loan is interest free and unsecured. The loan agreement is valid throughout Joway Technology’s term of operation. During the period beginning March 28, 2007 (inception of Joway Technology) through June 30, 2010, Joway Technology received cash operating advances in the aggregate principal amount of $22,031 from Jinghe Zhang and $22,031 has been paid off by Joway Technology. As of June 30, 2010 , the total unpaid principal balance due Jinghe Zhang for advances was $0.

The amount due to and from related parties are non-interest bearing and have no specified repayment terms.

NOTE 10 – INCOME TAXES

The Company operates mainly in the People’s Republic of China and is governed by the Income Tax Law of the People’s Republic of China. Pursuant to the PRC Income Tax Laws, the Enterprise Income Tax (“EIT”) is at a statutory rate of 25% beginning January 2008, on income as reported in their statutory financial statements after appropriate tax adjustments.

The table below summarizes the differences between the PRC statutory federal rate and the Company’s effective tax rate:

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

	For the six months ended June 30,		For the year ended December 31,
	2010	2009	2009	2008
Tax computed at China statutory rates	25%	25%	25%	(25%)
Allowance for tax benefit of NOL not recognized				25%
Benefit of NOL carry forward			(7%)
Effective rate	25%	25%	18%	0%

As of December 31, 2009 and June 30, 2010, the Company had no deferred tax assets or carry forwards.

NOTE 11 – STATUTORY RESERVES

Pursuant to the laws and regulations of the PRC, annual income of the subsidiaries of the Company are required to be partly allocated to the statutory reserves funds after the payment of the PRC income taxes. The allocation to the statutory reserves funds should be at least 10% of income after tax until the reserve reaches 50% of the entities’ registered capital or members’ equity. The reserve funds are not transferable to the Company in the form of cash dividends, loans or advances. Thus the reserve funds are not available for distribution except in liquidation. For the years ended December 31, 2009 and 2008, the Company had allocated $48,188 and $1,600, respectively. The Company made no allocation to the reserve funds for the six months ended June 30, 2010 and 2009.

NOTE 12 – COMMITMENTS

The Company entered into two agreements to lease its headquarters office for 5 years starting from November 2009. The future minimum obligations under the aforementioned agreements are as follows:

Fiscal Year	Minimum Lease fees
2010	$89,189
2011	152,895
2012	152,895
2013	152,895
2014	127,413
Total	$675,287

Rent expense for the year ended December 31, 2009 was $12,730. Rent expense for the six months (unaudited) ended June 30, 2010 was $38,224.

NOTE 13 – SEGMENTS

For the year of 2010, 2009 and 2008, the Company operated in three reportable business segments - (1) Healthcare Knit goods Series, (2) Daily Healthcare and Personal Care Series and (3) Wellness House and Activated Water Machine Series. The Company’s reportable segments are strategic business units that offer different products. They are managed separately based on the fundamental differences in their operations. Information with respect to these reportable business segments is as follows:

For the six months ended June 30, 2010 (unaudited)

	Sales	COGS	Gross profit	Income from operations	Depreciation and amortization	Assets
Healthcare Knit goods Series	$1,440,617	$305,383	$1,135,234	$648,495	$94,164	$424,443
Daily Healthcare and Personal Care Series	478,320	140,370	337,950	176,341	31,257	242,046
Wellness House Activated Water Machine Series	404,904	193,735	211,169	98,022	26,483	443,890

Segment Totals	$2,323,841	$639,488	$1,684,353	922,858	$151,904	1,110,378

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

Other Expense				(23,840)
Income Tax				(211,233)

Unallocated Assets						8,939,324
Net Income				$687,785

Total Assets						$10,049,702

For the six months ended June 30, 2009 (unaudited)

	Sales	COGS	Gross profit	Income (loss) from operations	Depreciation and amortization	Assets
Healthcare Knit goods Series	$446,112	$123,487	$322,625	$96,025	$29,747	$183,370
Daily Healthcare and Personal Care Series	250,409	82,463	167,946	40,753	16,674	33,838
Wellness House Activated Water Machine Series	287,935	242,487	45,448	(2,320)	19,208	307,721

Segment Totals	$984,456	$448,437	$536,019	134,458	$65,629	524,929

Other Income				3,326
Income Tax				(34,592)

Unallocated Assets						8,099,340
Net Income				$103,192

Total Assets						$8,624,269

For the year ended December 31, 2009

	Sales	COGS	Gross profit	Income from operations	Depreciation and amortization	Assets
Healthcare Knit goods Series	$1,723,846	$428,004	$1,295,842	$586,357	$94,856	$272,284
Daily Healthcare and Personal Care Series	498,341	122,891	375,450	170,348	27,400	105,213
Wellness House Activated Water Machine Series	886,872	613,788	273,084	54,422	48,804	214,458

Segment Totals	$3,109,059	$1,164,683	$1,944,376	811,127	$171,060	591,955

Other Expense				(19,344)
Income Tax				(141,248)

Unallocated Assets						9,146,057
Net Income				$650,535

Total Assets						$9,738,012

For the year ended December 31, 2008

	Sales	COGS	Gross profit	Income (loss) from operations	Depreciation and amortization	Assets
Healthcare Knit goods Series	$14,761	$1,793	$12,968	$(124,199)	$824	$50,188
Daily Healthcare and Personal Care Series	144	17	127	(1,211)	—	68,715
Wellness House Activated Water Machine Series	407,707	302,044	105,663	(15,364)	22,400	274,840

Segment Totals	$422,612	$303,854	$118,758	(140,774)	$23,224	393,743

Other Expense				(1,131)
Income Tax				(5,083)

Unallocated Assets						5,262,549
Net Loss				$(146,988)

Total Assets						$5,656,292

NOTE 14 – FRANCHISE REVENUES

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

The Company enters into franchising agreements to develop retail outlets for the Company’s products. The agreements provide that franchisees will sell Company products exclusively. In exchange the Company provides them with geographic exclusivity, discounted product, training and support. The agreements also require franchisees to adhere to certain standards of product merchandising, promotion and presentment. The agreements also require franchisees to charge certain minimum sales prices, and prohibit them from selling competitor’s products. The agreements do not require any initial franchise fees from the franchisees, nor do they require the franchisees to pay continuing royalties. The agreements do not require the franchisees to purchase any minimum levels of product, but do require that they make at least one purchase during each year. The Company does not act to manage the franchisees’ levels of product. Franchisees hold periodic conferences, assisted by the Company’s marketing department, to promote product awareness and the introduction of new products. The franchising agreements are generally for terms of three years and are renewable at the mutual agreement of both parties. The franchising agreements are cancelable at the Company’s discretion if franchisees violate the terms of the agreements.

The following is a breakdown of revenue between franchise and non-franchise customers:

	Six Months ended June 30,		Year ended December 31,
	2010	2009	2009	2008
	(Unaudited)	(Unaudited)
Sales to franchise customers	$2,016,731	$622,592	$2,238,586	$—
Sales to non-franchise customers	307,110	361,864	870,473	422,612

Total sales	$2,323,841	$984,456	$3,109,059	$422,612

Change in franchise outlets:

Number of franchise outlets open at beginning of period	175	—	—	—
Number of franchise outlets opened during the period	58	69	182	—
Number of franchise outlets closed during the period	(14)	—	(7)	—

Number of franchise outlets open at the end of the period	219	69	175	—

NOTE 15 – SUBSEQUENT EVENTS

On July 9, 2010, Joway Group entered into a share acquisition agreement with Chen Jingyun, one of the stockholders of Joway Decoration. Joway Decoration became a wholly-owned subsidiary of Joway Group.

On July 25, 2010, Joway Group entered into a share acquisition agreement with Chen Jingyun, one of the stockholders of Joway Technology. Joway Technology became a wholly-owned subsidiary of Joway Group.

On July 28, 2010, Joway Group entered into a share acquisition agreement with Wang Aiying, one of the stockholders of Shengtang. Shengtang became a wholly-owned subsidiary of Joway Group.

On October 1, 2010, G2 Ventures, Inc., (“G2 Ventures”) a company incorporated in Texas, entered into a Share Exchange Agreement (the “Exchange Agreement”) with Dynamic Elite. Pursuant to the terms of the Exchange Agreement, Crystal Globe Limited (“Crystal Globe”), the sole stockholder of Dynamic Elite transferred to G2 Ventures all of the Dynamic Elite shares in exchange for the issuance of 15,215,426 shares (the “Shares”) of G2 Ventures common stock (the “Share Exchange”). As a result of the Share Exchange, Dynamic Elite became a wholly-owned subsidiary of G2 Ventures and the stockholders of Dynamic Elite acquired approximately 76.08% of the issued and outstanding stock of G2 Ventures.

The effect of the share Exchange is such that effectively a reorganization of the entities has occurred for accounting purposes that is deemed to be a reverse acquisition. Subsequent to the share Exchange, the financial statements presented will be those of a combined Dynamic Elite and its subsidiary and controlled VIEs, as if the share Exchange had been in effect retroactively for all periods presented. As previously noted the “Company” for financial

Dynamic Elite International Limited and Subsidiaries

Notes to consolidated Financial Statements

June 30, 2010 and 2009 (Unaudited) and December 31, 2009 and 2008 (Audited)

statement purposes was the consolidation of Dynamic Elite and its subsidiary, Junhe Consulting and its controlled VIEs. Subsequent to the Share Exchange the “Company” is referred to as the consolidation of Dynamic Elite, its subsidiary and controlled VIEs and G2 Ventures, with G2 Ventures as the legal acquirer in Share Exchange, and subsequent to the Share Exchange the parent company of the consolidated entity.

(b) Pro forma financial information.

The pro forma financial information concerning the acquisition of the business operations of our PRC Entities appears below.

G2 VENTURES, INC and DYNAMIC ELITE INTERNATIONAL LIMITED

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Pro Forma Consolidated Financial Statements

G2 VENTURES, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2010

	Dynamic Elite International Ltd.	G2 VENTURES, INC.	Pro Forma Adjustments			Pro Forma Combined Total
ASSETS

CURRENT ASSETS:
Cash	$659,316	$1,446	$			$660,762
Accounts receivable, net	16,318	—		—		16,318
Other receivables	395,339	—		—		395,339
Due from related party	1,468,730	—		—		1,468,730
Inventories	1,053,688	—		—		1,053,688
Advances to suppliers	149,580	—		—		149,580
Prepaid other tax	—	—		—		—

Total current assets	3,742,971	1,446		—		3,744,417

PROPERTY, PLANT AND EQUIPMENT, net	5,718,852	—		—		5,718,852

OTHER ASSETS:
Intangible assets, net	587,879	—		—		587,879

Total other assets	587,879	—		—		587,879

Total assets	$10,049,702	$1,446		$—		$10,051,148

LIABILITIES AND STOCKHOLDERS’ EQUITY

LIABILITIES:
Accounts payable	$426,293	$13,758		$—		$440,051
Advances from customers	126,759	—		—		126,759
Taxes payable	216,519	—		—		216,519
Other payables	108,974	—		—		108,974
Due to related parties	583,873	—		—		583,873
Stockholder advances	—	127,649		—		127,649

Total liabilities	1,462,418	141,407		—		1,603,825

STOCKHOLDERS’ EQUITY:
Preferred stock of G2 Ventures, Inc. - par value $0.001; 1,000,000 shares authorized; no shares issued and outstanding	—	—		—		—
Common stock of G2 Ventures, Inc. - par value $0.001; 200,000,000 shares authorized; 4,784,574 shares issued and outstanding; 20,000,000 shares outstanding on pro forma	—	4,785		15,215	(a)	20,000
Common stock of Dynamic Elite International Limited - par value $1; 50,000 shares authorized; 10,000 shares issued and outstanding	10,000	—		(10,000	)(b)	—

Additional paid-in-capital	7,272,954	167,811	(327,772	)(a,b)	7,112,993
Statutory reserves	49,788	—	—		49,788
Retained earnings (deficit)	1,133,561	(312,557)	312,557	(b)	1,133,561
Accumulated other comprehensive income	130,981	—	—		130,981
Subscription receivable	(10,000)	—	10,000	(b)	—

Total stockholders’ equity	8,587,284	(139,961)	—		8,447,323

Total liabilities and stockholders’ equity	$10,049,702	$1,446	$—		$10,051,148

The accompanying notes are an integral part of these pro forma consolidated financial statements

G2 VENTURES, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2010

	Dynamic Elite International Ltd.	G2 VENTURES, INC.	Pro Forma Adjustments		Pro Forma Combined Total

REVENUES	$2,323,841	$—	—		$2,323,841

COST OF REVENUES	639,488	—	—		639,488

GROSS PROFIT	1,684,353	—	—		1,684,353

Selling expenses	235,670	—	—		235,670
General and administrative expenses	525,825	18,674	—		544,499

OPERATING EXPENSES	761,495	18,674	—		780,169

INCOME FROM OPERATIONS	922,858	(18,674)	—		904,184

Interest income	1,175	—	—		1,175
Other (expense) income	1,092	—	—		1,092
Non operating Income (expenses)	(26,107)	—	—		(26,107)

OTHER (EXPENSE) INCOME, NET	(23,840)	—	—		(23,840)

INCOME BEFORE INCOME TAXES	899,018	(18,674)	—		880,344

INCOME TAXES	211,233	—	—		211,233

NET INCOME (LOSS)	687,785	(18,674)	—		669,111

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustments	35,709	—	—		35,709

COMPREHENSIVE INCOME (LOSS)	$723,494	$(18,674)	—		$704,820

NET INCOME PER COMMON SHARE, BASIC AND DILUTED		$—			$0.04

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		4,784,574	15,215,426	(c)	20,000,000

The accompanying notes are an integral part of these financial statements

G2 VENTURES, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2009

	Dynamic Elite International Ltd.	G2 VENTURES, INC.	Pro Forma Adjustments		Pro Forma Combined Total

REVENUES	$3,109,059	$—	—		$3,109,059

COST OF REVENUES	1,164,683	—	—		1,164,683

GROSS PROFIT	1,944,376	—	—		1,944,376

Selling expenses	165,994	—	—		165,994
General and administrative expenses	967,255	74,660	—		1,041,915

OPERATING EXPENSES	1,133,249	74,660	—		1,207,909

INCOME FROM OPERATIONS	811,127	(74,660)	—		736,467

Interest income	1,952	—	—		1,952
Other (expense) income	2,902	—	—		2,902
Non operating Income (expenses)	(24,198)	—	—		(24,198)

OTHER (EXPENSE) INCOME, NET	(19,344)	—	—		(19,344)

INCOME BEFORE INCOME TAXES	791,783	(74,660)	—		717,123

INCOME TAXES	141,248	—	—		141,248

NET INCOME (LOSS)	650,535	(74,660)	—		575,875

OTHER COMPREHENSIVE INCOME (LOSS):
Foreign currency translation adjustments	(3,157)	—	—		(3,157)

COMPREHENSIVE INCOME (LOSS)	$647,378	$(74,660)	—		$572,718

NET INCOME PER COMMON SHARE, BASIC AND DILUTED		$(0.02)			$0.03

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, BASIC AND DILUTED		4,784,574	15,215,426	(c)	20,000,000

The accompanying notes are an integral part of these financial statements

Description of Pro Forma Adjustments	Dr	Cr

a - Stock Issuance in reverse merger
Additional paid in capital	15,215
Common shares		15,215

b - To eliminate retained deficit of G2 VENTURES, INC.
Additional paid in capital	312,557
Common Stock	10,000
Retained Deficit		312,557
Subscription receivable		10,000

c - To give effect to 15,215,426 common shares issued with Exchange Agreement

The unaudited pro forma consolidated financial statements for the six months ended June 30, 2010 and for the year ended December 31, 2009 were derived from unaudited financial statements of G2 Ventures, INC. (“G2 Ventures”) and Dynamic Elite International Limited (“Dynamic Elite”) as of and for the six months ended June 30, 2010. These unaudited pro forma combined financial statements should be read in conjunction with Dynamic Elite’s unaudited and audited financial statements and notes to those consolidated financial statements included elsewhere in this Form 8-K and historical financial statements and notes of G2 Ventures.

The pro forma adjustments are based on the best information available and assumptions that management believes are reasonable given the information available; however, such adjustments are subject to change based upon the costs incurred in connections with the Share Exchange Agreement and related transactions and any other material information. The unaudited pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what the Company’s financial position would have been had the transactions contemplated by the Share Exchange Agreement and related transactions occurred on June 30, 2010.

On October 1, 2010, G2 Ventures, a company incorporated in Texas, entered into a Share Exchange Agreement (the “Exchange Agreement”) with Dynamic Elite, a British Virgin Island company. Pursuant to this Exchange Agreement, the shareholders of Dynamic Elite transferred to G2 Venture all of the Dynamic Elite Shares in exchange for the issuance of 15,215,426 shares (the “Shares”) of G2 Ventures common stock (the “Share Exchange”). As a result of the Share Exchange, Dynamic Elite became a wholly-owned subsidiary of G2 Ventures and the shareholders of Dynamic Elite acquired approximately 76.08% of issued and outstanding stock of G2 Ventures. Subsequent to June 30, 2010 and prior to the acquisition with Dynamic Elite, the liabilities and assets of G2 Ventures were settled.

The share exchange transaction was treated as a reverse acquisition, with G2 Ventures as the accounting acquiree and Dynamic Elite as the accounting acquirer. Consequently, the financial statements presented are those of a combined G2 Ventures, Dynamic Elite and its subsidiary and controlled VIE’s, as if the Share Exchange had been in effect retroactively for all periods presented.

(c) Shell company transactions.

Reference is made to Items 9.01(a) and 9.01(b) above and the exhibits referred to therein, which are incorporated herein by reference.

(d) All agreements with suppliers that accounted for more than 10% of our revenues are filed as exhibits in the following.

Exhibit Number	Description

3.1	Articles of Incorporation *

3.2	Bylaws*

3.3	Specimen of Common Stock Certificate*

10.1	Share Exchange Agreement, dated October 1, 2010, by and among G2 Ventures, Crystal Globe and Dynamic Elite***

10.2	Consulting Services Agreement, dated September 16, 2010, by and between Junhe Consulting and Joway Group***

10.3	Operating Agreement, dated September 16, 2010, by and between Junhe Consulting and Joway Group***

10.4	Option Agreement, dated September 16, 2010, by and between Junhe Consulting and Joway Group***

10.5	Proxy Agreement, dated September 16, 2010, by and between Junhe Consulting and Joway Group***

10.6	Equity Pledge Agreement, dated September 16, 2010, by and between Junhe Consulting and Joway Group***

10.7	Cash Advance Agreement, dated May 10, 2007, by and between Jinghe Zhang and Joway Technology***

10.8	Cash Advance Agreement, dated May 10, 2007, by and between Jinghe Zhang and Joway Group***

10.9	Property Lease Agreement, dated June 25, 2009, by and between Joway Group and Aiying Wang***

10.10	Property Lease Agreement, dated June 25, 2009, by and between Joway Group and Guifen Feng***

10.11	Supply Agreement, dated October 1, 2008, by and between Tianjin Daxing Import & Export Trade Co., Ltd. and Joway Technology***

10.12	Supply Agreement, dated October 9, 2008, by and between Tianjin Daxing Import & Export Trade Co., Ltd. and Joway Group***

10.13	Supply Agreements, by and between Shenyang Joway and Joway Group***

10.14	Trademark & Patent License Agreement, dated December 1, 2009, by and between Joway Group and Jinghe Zhang***

10.15	Trademark License Agreement, dated December 1, 2009, by and between Joway Group and Shenyang Joway***

10.16	Employment Agreement, dated September 28 , 2010, by and between G2 Ventures and Jinghe Zhang***

10.17	Employment Agreement, dated September 28, 2010, by and between G2 Ventures and Yuan Huang***

10.18	Entrust Agreement, dated February 20, 2009, by and between Joway Group and Changlong Si***

10.19	Entrust Agreement, dated June 2, 2010, between Lionel Evan Liu and Jinghe Zhang

10.20	CITIC Trust Agreement

10.21	Stockholder’s Rights Transfer Agreement, dated July 9, 2010, between Tianjin Joway Shengshi Group Co., Ltd. and Chen Jingyun

10.22	Stockholder’s Rights Transfer Agreement, dated July 25, 2010, between Tianjin Joway Shengshi Group Co., Ltd. and Chen Jingyun

10.23	Stockholder’s Rights Transfer Agreement, dated July 28, 2010, between Tianjin Joway Shengshi Group Co., Ltd. and Wang Aiying

10.24	Call Option Agreement, dated July 20, 2010, among Lionel Evan Liu and Jinghe Zhang and Baogang Song

14.1	Code of Ethics**

16.1	Letter to Turner, Stone & Company, LLP, CPA, dated October 5, 2010

16.2	Letter of Turner, Stone & Company, LLP dated October 5, 2010

16.3	Letter of Turner, Stone & Company, LLP dated March __, 2011

21.1	List of Subsidiaries

23.1	Consent Letter of Sherb, dated October 6, 2010

23.2	Consent of Allbright Law Offices (See Exhibit 27.1)

27.1	Opinion of Allbright Law Offices dated October 1, 2010

*	Incorporated by reference to the exhibits to our registration statement on Form SB-2 filed with the SEC on September 11, 2003.
**	Incorporated by reference to the exhibits to our annual report on Form 10-K filed with the SEC on March 1, 2010.
***	previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Joway Health Industries, Inc.

Date: February 2011

/s/ Jinghe Zhang
Name: Jinghe Zhang
Title: President and Chief Executive Officer